3Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis and Complete Financial Statements

Third Quarter of 2024

Contents

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3Q24

Itaú Unibanco Holding S.A.

Management Discussion & Analysis

Third Quarter of 2024

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Managerial Income Summary

The table below presents the financial indicators of Itaú Unibanco up to the end of each period.

	In R$ million (except where indicated)	3Q24	2Q24	3Q23	9M24	9M23
Results	Recurring Managerial Result	10,675	10,072	9,040	30,518	26,217
	Operating Revenues (1)	42,694	41,811	39,537	124,858	115,814
	Managerial Financial Margin (2)	28,512	27,665	26,275	83,057	76,964
Performance	Recurring Managerial Return on Average Equity - Annualized - Consolidated (3)	22.7%	22.4%	21.1%	22.2%	20.9%
	Recurring Managerial Return on Average Equity - Annualized - Brazil (3)	23.8%	23.6%	22.0%	23.3%	21.5%
	Recurring Managerial Return on Average Assets - Annualized (4)	1.4%	1.4%	1.4%	1.4%	1.4%
	Nonperforming Loans Ratio (90 days overdue) - Total	2.6%	2.7%	3.0%	2.6%	3.0%
	Nonperforming Loans Ratio (90 days overdue) - Brazil	2.9%	3.0%	3.5%	2.9%	3.5%
	Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.4%	1.3%	1.4%	1.3%
	Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	205%	215%	209%	205%	209%
	Efficiency Ratio (ER) (6)	40.2%	38.8%	40.0%	39.1%	39.8%
Shares	Recurring Managerial Result per Share (R$) (7)	1.09	1.03	0.92		
	Net Income per Share (R$) (7)	1.04	1.01	0.77		
	Number of Total Shares at the end of the period - in million (8)	9,793	9,792	9,803		
	Book Value per Share (R$)	19.63	18.77	17.75		
	Dividends and Interest on Own Capital net of Taxes (9)	2,713	2,530	2,684		
	Market Capitalization (10)	356,552	315,904	266,246		
	Market Capitalization (10) (US$ million)	65,445	56,829	53,168		
Balance Sheet	Total Assets	3,008,534	2,931,995	2,678,896		
	Total Credit Portfolio, including Financial Guarantees Provided and Private Securities	1,278,005	1,254,127	1,163,213		
	Deposits + Debentures + Securities + Borrowings and Onlending (11)	1,441,083	1,433,583	1,327,516		
	Loan Portfolio/Funding (11)	66.7%	65.9%	67.9%		
	Stockholders' Equity	192,248	183,788	174,042		
	Solvency Ratio - Prudential Conglomerate (BIS Ratio)(12)	17.2%	16.6%	16.3%		
	Tier I Capital - BIS III(13)	15.2%	14.6%	14.6%		
	Common Equity Tier I - BIS III	13.7%	13.1%	13.1%		
	Liquidity Coverage Ratio (LCR)	224.9%	201.1%	187.8%		
	Net Stable Funding Ratio (NSFR)	124.2%	122.3%	127.3%		
Other	Portfolio Managed and Investment Funds	1,984,751	1,926,831	1,734,824		
	Total Number of Employees	96,779	96,169	97,486		
	Brazil	86,863	86,293	87,197		
	Abroad	9,916	9,876	10,289		
	Branches and CSBs - Client Service Branches (14)	2,959	3,021	3,330		
	ATM - Automated Teller Machines (15)	39,727	40,151	41,746		

Note: (1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed in the Managerial Financial Margin section; (3) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate; (4) The return was calculated by dividing the Recurring Managerial Result by the Average Assets; (5) Includes the balance of the allowance for financial guarantees provided; (6) For further details of the Efficiency Ratio calculation methodologies, please refer to the Glossary section; (7) Calculated based on the weighted average number of outstanding shares for the period; (8) Shares representing total capital stock net of treasury shares; (9) Interest on own capital. Amounts paid/provided for, declared and reserved in stockholders' equity; (10) Total number of outstanding shares (common and non-voting shares) multiplied by the average price per non-voting share on the last trading day in the period; (11) As detailed in the Balance Sheet section; (12) The BIS Ratio follows Bacen's instructions and the sum of AT1 with Tier II is limited to the percentage of 3.5% by CMN Res. No. 4,958. Without this limit, the BIS Ratio would be 17.4% and 16.6% in Sep/24 and Jun/24, respectively. (13) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% and 14.7% in Sep/24 and Jun/24, respectively. (14) As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change. (15) Includes electronic service branches (ESBs), service points at third-party locations and Banco24Horas ATMs.

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Managerial Income Statement

In this report, besides making adjustments for extraordinary items, we have applied managerial criteria to present our income statement. In the accounting statements, these criteria affect the breakdown of our income statement, but not the amount of net income. Among the managerial adjustments, we highlight the tax effects of investments abroad and the reclassifications made to better represent the way the bank is managed. Both adjustments aim to eliminate distortions between lines and are neutral for the net income of the operation.

These reclassifications enable us to perform business analyses from the management point of view, and a reconciliation of the management and accounting figures is shown in the table below.

Reconciliation between Accounting and Managerial Financial Statements | 3rd quarter of 2024

In R$ million	Accounting	Extraordinary Items	Managerial adjustments		Managerial
			Tax effects	Reclassifications	
Operating Revenues	**40,092**	**824**	**2,084**	**(306)**	**42,694**
Managerial Financial Margin	22,379	842	2,084	3,205	28,512
Financial Margin with Clients	-	-	-	27,455	27,455
Financial Margin with the Market	-	-	-	1,056	1,056
Commissions and Fees	12,292	-	-	(1,064)	11,228
Revenues from Insurance, Pension Plan and Premium Bonds Operations Before Retained Claims and Selling Expenses	1,959	-	-	995	2,954
Other Operating Income	3,017	(19)	-	(2,999)	-
Equity in Earnings of Affiliates and Other Investments	339	-	-	(339)	-
Non-operating Income	106	-	-	(106)	-
Cost of Credit	**(4,856)**	**-**	**-**	**(3,389)**	**(8,245)**
Provision for Loan Losses	(6,005)	-	-	(2,556)	(8,561)
Impairment	-	-	-	(368)	(368)
Discounts Granted	-	-	-	(590)	(590)
Recovery of Loans Written Off as Losses	1,149	-	-	124	1,273
Retained Claims	**(423)**	**-**	**-**	**-**	**(423)**
Other Operating Expenses	**(23,759)**	**1,327**	**(88)**	**3,965**	**(18,554)**
Non-interest Expenses	(21,245)	1,327	-	3,973	(15,945)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,509)	-	(88)	(8)	(2,604)
Insurance Selling Expenses	(5)	-	-	-	(5)
Income before Tax and Profit Sharing	**11,054**	**2,151**	**1,997**	**270**	**15,472**
Income Tax and Social Contribution	**(545)**	**(1,627)**	**(1,997)**	**(322)**	**(4,489)**
Profit Sharing Management Members - Statutory	**(76)**	**-**	**-**	**76**	**-**
Minority Interests	**(240)**	**(43)**	**-**	**(24)**	**(307)**
Net Income	**10,194**	**481**	**-**	**-**	**10,675**

Extraordinary Items Net of Tax Effects

in R$ million	3Q24	2Q24	3Q23	9M24	9M23
Net Income	**10,194**	**9,895**	**7,539**	**29,672**	**24,196**
(-) Extraordinary Items	**(481)**	**(177)**	**(1,501)**	**(846)**	**(2,021)**
Goodwill amortization	(223)	(179)	(159)	(580)	(462)
Sale of Banco Itaú Argentina S.A. (BIA)	-	-	(1,212)	-	(1,212)
Result on the partial sale of XP Inc. shares	(266)	-	(7)	(261)	(129)
Liability adequacy test	-	-	-	-	12
Other	8	1	(123)	(5)	(230)
Recurring managerial result	**10,675**	**10,072**	**9,040**	**30,518**	**26,217**

3rd quarter of 2024 Income Statement

In R$ million	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Operating Revenues	42,694	41,811	2.1%	39,537	8.0%	124,858	115,814	7.8%
Managerial Financial Margin	28,512	27,665	3.1%	26,275	8.5%	83,057	76,964	7.9%
Financial Margin with Clients	27,455	26,263	4.5%	25,559	7.4%	79,540	74,534	6.7%
Financial Margin with the Market	1,056	1,402	-24.7%	715	47.7%	3,517	2,430	44.8%
Commissions and Fees	11,228	11,333	-0.9%	10,694	5.0%	33,414	31,403	6.4%
Revenues from Insurance [1]	2,954	2,813	5.0%	2,569	15.0%	8,387	7,447	12.6%
Cost of Credit	(8,245)	(8,812)	-6.4%	(9,263)	-11.0%	(25,850)	(27,792)	-7.0%
Provision for Loan Losses	(8,561)	(9,294)	-7.9%	(9,212)	-7.1%	(26,986)	(27,830)	-3.0%
Impairment	(368)	(169)	117.9%	(100)	269.0%	(664)	(133)	397.4%
Discounts Granted	(590)	(617)	-4.4%	(1,035)	-43.0%	(1,833)	(2,722)	-32.6%
Recovery of Loans Written Off as Losses	1,273	1,268	0.4%	1,083	17.6%	3,633	2,893	25.6%
Retained Claims	(423)	(408)	3.5%	(372)	13.7%	(1,215)	(1,140)	6.6%
Other Operating Expenses	(18,554)	(17,627)	5.3%	(17,039)	8.9%	(52,973)	(49,903)	6.2%
Non-interest Expenses	(15,945)	(15,069)	5.8%	(14,742)	8.2%	(45,401)	(42,803)	6.1%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(2,604)	(2,553)	2.0%	(2,291)	13.7%	(7,555)	(7,084)	6.7%
Insurance Selling Expenses	(5)	(5)	-2.4%	(6)	-21.9%	(16)	(16)	0.7%
Income before Tax and Minority Interests	15,472	14,964	3.4%	12,863	20.3%	44,821	36,979	21.2%
Income Tax and Social Contribution	(4,489)	(4,572)	-1.8%	(3,679)	22.0%	(13,388)	(10,237)	30.8%
Minority Interests in Subsidiaries	(307)	(320)	-3.9%	(144)	113.5%	(914)	(525)	74.0%
Recurring Managerial Result	10,675	10,072	6.0%	9,040	18.1%	30,518	26,217	16.4%

(1) Revenues from Insurance includes Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Credit Portfolio including Financial Guarantees Provided and Private Securities

Private securities portfolio allocation and client migration

From the first quarter of 2024, we began to stratify our private securities portfolio based on client profiles. Previously, this portfolio was considered entirely in the Corporate loans. However, due to its increased relevance to other segments, part of this portfolio was allocated to the very small, small and middle market loans and part to the Latin America portfolio.

In addition, customers previously classified in the very small, small and middle market companies segment were migrated to the corporate segment. For comparability purposes, the previous periods were also reclassified and, in the historical series spreadsheet available on the investor relations website, a series from March 2023 can be found.

In R$ billion, end of period	3Q24	2Q24	Δ	3Q23	Δ
Individuals	428.7	418.3	2.5%	408.0	5.1%
Credit Card Loans	133.2	130.9	1.7%	127.7	4.3%
Personal Loans	65.9	63.9	3.1%	60.7	8.5%
Payroll Loans [1]	74.7	74.0	1.0%	73.8	1.2%
Vehicle Loans	35.9	34.8	3.0%	32.8	9.5%
Mortgage Loans	119.0	114.6	3.9%	112.9	5.4%
Very Small, Small and Middle Market Loans [2,3]	206.3	198.2	4.1%	183.7	12.3%
Corporate Loans [3]	411.2	408.5	0.7%	359.3	14.4%
Total for Brazil with Financial Guarantees Provided and Private Securities	1,046.2	1,025.0	2.1%	951.0	10.0%
Latin America [3,4]	231.8	229.1	1.2%	212.2	9.2%
Total with Financial Guarantees Provided and Private Securities	1,278.0	1,254.1	1.9%	1,163.2	9.9%
Total with Financial Guarantees Provided and Private Securities (ex-foreign exchange rate variation) [5]	1,278.0	1,252.2	2.1%	1,185.3	7.8%

(1) Includes operations originated by the institution, plus acquired operations. (2) Includes Rural Loans to Individuals. (3) Private Securities Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds. (4) Includes portfolio of Argentine clients outside Argentina. (5) Calculated based on the conversion of the foreign currency portfolio (US Dollar and Latin American currencies). Note: The Mortgage and Rural Loan portfolios from the companies segment are allocated based on the size of the client. Further details are provided on pages 22 and 23.

Performance analysis for the third quarter of 2024

Management commentary

The recurring managerial result reached R$10.7 billion in the third quarter of 2024, a 6.0% increase from the previous quarter. Recurring managerial return on equity was 22.7% on a consolidated basis and 23.8% in operations in Brazil. Total assets increased 2.6% and exceeded R$3.0 trillion. The loan portfolio increased by 1.9% on a consolidated basis and by 2.1% in Brazil in the quarter, whereas increases on a year-on-year basis were 9.9% and 10.0%, respectively. All the products in the individuals' portfolio grew, especially vehicles, mortgage and personal loans, which grew by 3.0%, 3.9% and 3.1% respectively in the quarter. It is important to mention the resumption of the growth of the credit card portfolio: it increased 1.7% in the quarter after the end of the outflow of risk from less resilient clients. Still with respect to credit card, the Uniclass and Personnalité segments grew by 4.7% in the quarter (18.5% growth year-on-year). The very small, small and middle-market loans portfolio was up 4.1% in the quarter, with a greater concentration in companies with higher income. The increase in the loan portfolio and in structured operations of the wholesale business were the main factors that led to the 4.5% increase in financial margin with clients in the quarter. The credit quality metrics also posted a positive evolution in the third quarter as it did in the previous quarter. The cost of credit fell by 6.4% in the quarter, mainly due to the positive impact of R$500 million of a specific client of the corporate segment. Were it not for this impact, the cost of credit would still have improved slightly, despite the growth in the loan portfolio. This performance reflects the continuous improvement in both short and long term delinquency ratios. Consolidated non-performing loans over 90 days overdue (NPL 90) was down 0.1 p.p. and reached 2.6%. In Brazil, the ratio for individuals was down 0.2 p.p. and reached 4.0%, mainly driven by the decrease in the ratios for credit cards, personal loans and vehicle financing. Another highlight was the decrease of 0.1 p.p. in the ratio for very-small, small and middle-market loans, closing the third quarter at 2.5%. Non-performing loans 15-90 days overdue (NPL 15-90) were also down 0.1 p.p., closing the quarter at 2.2%. The reduction in the ratio for the individuals loan portfolio was 0.2 p.p. with improvements in personal loans and vehicle financing. In the very small, small and middle-market loans portfolio in Brazil, the ratio closed the quarter at 1.5%, down 0.2 p.p. Commissions and fees remained basically stable in the quarter. Revenues from investment banking operations and brokerage services decreased, due to lower activity, mainly in the fixed income market, which was offset by increased revenues from credit card activities, asset management and higher result from insurance operations, the latter of which increased 5.3% in the quarter. Non-interest expenses were up 5.8% in the quarter due to the effects of the negotiation of the collective wage agreement and greater marketing investments. Given this dynamic in the results for the quarter, the efficiency ratio was 40.2% on a consolidated basis and 38.6% in Brazil.

Compared to the first nine months of 2023, the recurring managerial result reached R$30.5 billion, up 16.4%, and the recurring managerial return on equity was up 1.3 p.p. at 22.2%. Also noteworthy was the 21.2% increase in income before taxes and minority interests, which totaled R$44.8 billion. The positive effect of the growth of the credit portfolio, the higher liabilities' margin and the growth in revenues from structured operations in the wholesale business, led to a 6.7% increase in the financial margin with clients. Likewise, our financial margin with the market increased and cost of credit decreased. Commissions and fees and result from insurance operations rose by 7.6% on a year-on-year basis. This increase was the result of higher revenue from card issuing activities, higher gains from investment banking and higher asset management fees. Another highlight was the increase of 13.8% in the result from insurance, pension plan and premium bonds, with significant increases in earned premiums, pension plan funds and net revenue from premium bonds. Non-interest expenses were up 6.1%, whereas efficiency ratio decreased 0.7 p.p.

main figures

recurring managerial result

R$10.7 bn 3Q24 — **+6.0%** 3Q24 x 2Q24

credit portfolio

R$1,278.0 bn 3Q24 — **+1.9%** 3Q24 x 2Q24

financial margin with clients

R$27.5 bn 3Q24 — **+4.5%** 3Q24 x 2Q24

financial margin with the market

R$1.1 bn 3Q24 — **-24.7%** 3Q24 x 2Q24

cost of credit

R$8.2 bn 3Q24 — **-6.4%** 3Q24 x 2Q24

fees and insurance

R$13.8 bn 3Q24 — **+0.2%** 3Q24 x 2Q24

non-interest expenses

R$15.9 bn 3Q24 — **+5.8%** 3Q24 x 2Q24


21.1%
21.2%
21.9%
22.4%
22.7%
9,040
9,401
9,771
10,072
10,675
3Q23
4Q23
1Q24
2Q24
3Q24
Recurring Managerial Result
Annualized Recurring Managerial Return on Average Equity (quarterly)

Annualized recurring managerial return on average equity

22.7% — **+0.3 p.p.** 3Q24 x 2Q24

2024 Forecast

	Consolidated	Growth on a comparable basis[4]	Reviewed
Total credit portfolio[1]	Growth between **6.5%** and **9.5%**		Growth between **9.5%** and **12.5%**
Financial margin with clients	Growth between **4.5%** and **7.5%**	Growth between **5.5%** and **8.5%**	**Maintained**
Financial margin with the market	Between **R$3.0 bn** and **R$5.0 bn**		**Maintained**
Cost of credit[2]	Between **R$33.5 bn** and **R$36.5 bn**		**Maintained**
Commissions and fees and results from insurance operations[3]	Growth between **5.0%** and **8.0%**	Growth between **5.5%** and **8.5%**	**Maintained**
Non-interest expenses[5]	Growth between **4.0%** and **7.0%**	Growth between **5.0%** and **8.0%**	**Maintained**
Effective tax rate	Between **29.5%** and **31.5%**		**Maintained**

(1) Includes financial guarantees provided and private securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) **Considers pro forma adjustments in 2023 of the sale of** Banco Itaú Argentina; (5) Core expenses below inflation. Calculated based on Brazil core expenses.

2023 income statement, excluding Banco Itaú Argentina

For a better understanding of the 2024 projections, we present below the quarterly and accumulated income statement for 2023, excluding the results of Banco Itaú Argentina. Due to the fact that in August 2023, we entered into an agreement to sell all of the shares of Banco Itaú Argentina, Itaú Unibanco's consolidated balance sheet as of September 2023 no longer included the figures from Itaú Argentina, while the income statement for the third quarter of 2023 only took into account the results for the month of July 2023 only.

It is important to highlight that our results are being released with Banco Itaú Argentina in the base and the numbers presented in this material and in the next ones do not contain this pro forma adjustment shown here.

In R$ billion	1Q23	2Q23	3Q23	4Q23	2023
Financial margin with Clients	23.6	24.5	25.4	26.3	99.7
Service and insurance operations	12.3	12.3	12.9	13.5	50.9
Non-interest expenses	-13.5	-14.0	-14.6	-15.3	-57.5

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Income Statement and Balance Sheet Analysis

Management Discussion and Analysis and Complete Financial Statements

Managerial Financial Margin

Highlights

- The financial margin with clients was up 4.5% in the quarter. This increase was driven by the positive effects of the higher average volumes of loans and deposits, higher results from structured operations in the Wholesale business, in addition to the greater number of calendar days in the third quarter (92 days x 91 days). These positive effects were partially offset by the negative impact of the mix of products. Compared to the first nine months of 2023, the financial margin with clients was up 6.7%. This increase was driven by higher volume of loans and higher liabilities' margin (by volume), in addition to higher results from structured operations.
- The financial margin with the market decreased and returned to normalized levels. Compared to the first nine months of 2023, the 44.8% increase was mainly driven by higher gains from management of assets and liabilities in Brazil.

In R$ million	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Financial Margin with Clients	**27,455**	**26,263**	**4.5%**	**25,559**	**7.4%**	**79,540**	**74,534**	**6.7%**
Financial Margin with the Market	**1,056**	**1,402**	**-24.7%**	**715**	**47.7%**	**3,517**	**2,430**	**44.8%**
Total	**28,512**	**27,665**	**3.1%**	**26,275**	**8.5%**	**83,057**	**76,964**	**7.9%**

Financial Margin with Clients

Breakdown of changes in the Financial Margin with Clients

R$ billion


8.2%
4.5%
25.4
26.3
-2.8
23.4
-0.3
0.5
0.1
0.2
0.6
24.4
3.1
27.5
1
2
3
4
1
3Q23 Ex-Argentina
2Q24
Working capital (1) and others 2Q24
Spread-sensitive operations 2Q24
Product mix
Average volume
Spreads and liabilities margin
Higher number of calendar days
Latin America and others (2)
Spread-sensitive operations 3Q24
Working capital (1) and others 3Q24
3Q24

(1) Includes capital allocated to business areas (except treasury) and the corporation working capital. (2) Includes Latin America margin and structured operations from the wholesale business segment.

1 **Working capital and other (+ R$0.2 billion):** mainly due to the positive effect of the increase in its balance and in the pre-fixed interest rate.

2 **Product mix (- R$0.3 billion):** decreased due to the greater growth in the average balance of the large companies portfolio when compared to the individuals portfolio.

3 **Average volume (+ R$0.5 billion):** positive impact due to the increase in the average profitable portfolio, both for individuals and companies.

4 **Spreads and liabilities' margin (+ R$0.1 billion):** mainly due to the positive impact of the average volume of deposits on liabilities' margin.

Annualized Average Rate of Financial Margin with Clients

In R$ million, end of period	3Q24 Average Balance[1]	3Q24 Financial Margin	3Q24 Average Rate (p.a.)	2Q24 Average Balance[1]	2Q24 Financial Margin	2Q24 Average Rate (p.a.)
Financial Margin with Clients	**1,288,814**	**27,455**	**8.7%**	**1,238,451**	**26,263**	**8.8%**
Spread-Sensitive Operations	1,151,414	24,396	8.6%	1,107,581	23,425	8.7%
Working Capital and Other	137,400	3,059	9.1%	130,870	2,838	9.0%
Cost of Credit		**(8,245)**			**(8,812)**	
Risk-Adjusted Financial Margin with Clients	**1,288,814**	**19,210**	**6.0%**	**1,238,451**	**17,451**	**5.7%**

(1) Average daily balance.


Consolidated
8.8%
8.9%
9.0%
8.9%
8.8%
8.7%
5.4%
5.6%
5.8%
5.8%
5.7%
6.0%
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Brazil
9.6%
9.7%
9.8%
9.6%
9.5%
9.5%
5.6%
5.9%
6.2%
6.1%
6.2%
6.5%
2Q23
3Q23
4Q23
1Q24
2Q24
3Q24
Financial margin with clients
Risk-adjusted financial margin with clients

Cost of Credit

Highlights

- The decrease in cost of credit in the quarter was driven by lower provision for loan losses in all segments. In the Wholesale business segment in Brazil, there was a positive impact of R$500 million, driven by a specific client in the corporate segment, and even excluding this effect, the cost of credit would have reduced in the quarter.
- The decrease in the cost of credit compared to the first nine months of 2023 was mainly driven by the Retail business segment in Brazil, due to lower provision for loan losses and discounts granted, and the improved recovery of loans written off as losses.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Provision for Loan Losses	(8,561)	(9,294)	-7.9%	(9,212)	-7.1%	(26,986)	(27,830)	-3.0%
Recovery of Loans Written Off as Losses	1,273	1,268	0.4%	1,083	17.6%	3,633	2,893	25.6%
Result from Loan Losses	**(7,288)**	**(8,026)**	**-9.2%**	**(8,129)**	**-10.3%**	**(23,353)**	**(24,936)**	**-6.4%**
Impairment	(368)	(169)	117.9%	(100)	269.0%	(664)	(133)	397.4%
Discounts Granted	(590)	(617)	-4.4%	(1,035)	-43.0%	(1,833)	(2,722)	-32.6%
Cost of Credit	**(8,245)**	**(8,812)**	**-6.4%**	**(9,263)**	**-11.0%**	**(25,850)**	**(27,792)**	**-7.0%**
Cost of Credit / Total Risk (*) – Annualized (%)	**2.6**	**2.9**	**-0.3 p.p.**	**3.2**	**-0.6 p.p.**	**2.8**	**3.2**	**-0.4 p.p.**

(*) Average loan portfolio balance, including financial guarantees provided and private securities.

The cost of credit decreased R$566 million from the previous quarter. This decrease was due to the lower provision for loan losses in all segments. The lower expenses in the Retail business segment in Brazil are explained by the better quality of recent vintages of origination transactions. In the Wholesale business segment in Brazil, the provision for loan losses was positively impacted by R$500 million, driven by a specific client in the corporate segment.

Compared to the first nine months of 2023, the cost of credit decreased by R$1,942 million, mainly driven by the Retail business segment in Brazil, as a result of the reduction of R$564 million in provision for loan losses, R$775 million in discounts granted, and the increase of R$781 million in the recovery of loans written off as losses in this segment. Additionally, the provision for loan losses in the Wholesale business segment in Brazil was R$866 million lower in the period, and this effect was partially offset by the increase in impairment charges on private securities.

Provision for Loan Losses by Segment


R$ millions
4.1
4.1
4.0
4.0
3.6
9,212
763
337
8,112
9,295
827
567
7,901
9,131
833
319
7,979
9,294
1,065
170
8,059
8,561
1,012
7,781
-232
3Q23
4Q23
1Q24
2Q24
3Q24
Latin America ex-Brazil
Wholesale - Brazil
Retail - Brazil
Provision for Loan Losses / Loan portfolio (*) – Annualized (%)

(*) Average loan portfolio balance, considering the last two quarters.

Note: Retail business includes loan loss provision expenses in the Corporation segment. In the business segment, Latin America is a part of the Wholesale business.

The provision for loan losses decreased in the quarter. In the Retail business segment in Brazil, the provision was recognized at a lower amount than in the previous quarter due to the better quality of recent vintages of origination transactions. In the Wholesale business segment in Brazil, the provision for loan losses was also lower, due to the positive impact of R$500 million, driven by a specific client in the corporate segment.

Recovery of Loans Written off as Losses and Sales of Financial Assets

The recovery of loans written off as losses increased from the previous quarter in the Wholesale business segment in Brazil. In the third quarter of 2024, portfolios already written off as losses were sold in the amount of R$4.2 billion, with a positive impact of R$133 million on the recovery of loans and R$73 million in the recurring managerial result. These sales do not impact the credit quality indicators.

During the quarter, we recorded sales of active portfolios to unrelated companies with no retention of risk. Of these sales, R$9 million relates to active loans which were more than 90 days overdue, of which R$7 million would still be active at the end of September 2024 if not sold. Additionally, we sold R$237 million (R$203 million from large companies, R$32 million from Latin America and R$1 million from individuals) relating to active portfolios which were not overdue. These sales of active portfolios had a negative impact of R$13 million on operating revenues, a positive impact of R$20 million on the cost of credit, and a positive impact of R$3 million on the recurring managerial result, with no material impact on credit quality indicators.

Allowance for Loan Losses and Financial Guarantees Provided


R$ millions
57,186
16,629
791
39,766
55,380
16,353
937
38,090
54,128
15,966
908
37,254
54,472
15,721
956
37,795
51,131
13,571
1,017
36,543
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Complementary Allowance*
Allowance for Financial Guarantees Provided
Minimum Allowance (Specific + Generic)

* Includes Provision for Loan Commitments.

Compared to the end of June 2024, the allowance for loan losses and financial guarantees provided were down 6.1%, mainly due to the Wholesale business segment in Brazil, driven by the reversal of provision and the settlement of the credit portfolio for a specific client in the corporate segment.

Credit Quality

Highlights

- The nonperforming loans 90 days overdue ratio (NPL 90) decreased 0.1 p.p. compared to the previous quarter, reaching its lowest level for the last eleven quarters. In Brazil, the ratio was down in all segments, and the highlight was the decrease of 0.2 p.p. for individuals. It is noteworthy that the nonperforming loans over 90 days overdue reduced nominally in the quarter.
- The nonperforming loans 15-90 days overdue ratio (NPL 15-90) decreased 0.1 p.p. during the quarter, with reductions for individuals and the very small, small and middle-market companies in Brazil for the second consecutive quarter. In Latin America, the ratio also decreased due to the lower delinquency rates for companies both in Chile and in Colombia.

Nonperforming Loans


R$ billions
27.3
24.8
25.7
23.1
24.5
22.0
25.3
22.5
25.0
22.1
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Nonperforming Loans over 90 days - Total
Nonperforming Loans over 90 days - Brazil¹

- **Nonperforming loans - 90 days - Total:** there was a 1.5% reduction in total NPL portfolio compared to the previous quarter. This decrease occurred in all segments in Brazil, in spite of the growth in the loan portfolio.

NPL Ratio (%) | over 90 days


3.5
3.2
3.1
3.0
2.9
3.0
2.8
2.7
2.7
2.6
4.9
4.4
4.2
4.2
4.0
2.6
2.6
2.6
2.6
2.5
1.3
1.4
1.4
1.4
1.4
0.1
0.1
0.1
0.1
0.02
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL 90 ratio and the ratio for Brazil decreased compared to the previous quarter, reaching their lowest level of the last eleven quarters (that is, since the first quarter of 2022). In Brazil, the reduction occurred in all segments. For individuals, there were noteworthy reductions in the ratios for credit cards, personal loans and vehicle financing, demonstrating the quality of recent vintages. We also recorded a reduction in these ratios for corporate and very small, small and middle-market companies, with no concentration on a specific client or sector.

NPL Ratio (%) | 15 to 90 days


2.3
2.3
2.4
2.3
2.2
2.3
2.3
2.4
2.3
2.1
3.2
3.2
3.3
3.2
3.0
2.3
2.2
2.4
2.5
2.4
1.7
1.8
1.9
1.7
1.5
0.2
0.0
0.3
0.1
0.2
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Total
Latin America²
Very Small, Small and Middle Market Companies
Brazil¹
Individuals
Corporate

Both the total NPL 15-90 day ratio and the ratios for Brazil and Latin America decreased compared to the previous quarter. In Brazil, for the second consecutive quarter, the decrease was driven by lower delinquency rates for very small, small and middle-market companies and for individuals, and the highlights were the personal loans and vehicle financing portfolios. In Latin America, the reduction in the ratio was due to lower delinquency rates for companies in both Chile and Colombia.

Loan Portfolio by Risk Level


Brazil¹
Consolidated
Total Allowance for Loan Losses (R$ million)
50,323
46,606
43,427
57,186
54,472
51,131
Loan Portfolio by Risk Level
48.9%
52.7%
53.2%
49.9%
52.8%
53.5%
33.0%
28.6%
28.5%
30.0%
26.5%
26.3%
7.9%
10.1%
10.4%
9.5%
11.3%
11.4%
3.2%
2.6%
2.6%
4.1%
3.5%
3.4%
0.8%
0.7%
0.6%
1.1%
1.0%
0.9%
6.0%
5.4%
4.7%
5.4%
4.9%
4.4%
Sep-23
Jun-24
Sep-24
Sep-23
Jun-24
Sep-24
AA
A
B
C
D
E-H

¹ Includes units abroad ex-Latin America. ² Excludes Brazil.

Coverage Ratio | 90 days


209%
216%
221%
215%
205%
95%
96%
98%
98%
95%
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Total
Total (Expanded)
1468%
1342%
1253%
1021%
765%
271%
260%
285%
277%
268%
203%
211%
214%
207%
197%
177%
182%
184%
179%
179%
Total - Brazil¹
Retail business - Brazil
Latin America ex-Brazil
Wholesale business - Brazil

[1] Includes units abroad ex-Latin America.

The 10 p.p. decrease in the total coverage ratio was mainly driven by the lower allowance for loan losses, mainly impacted by the reversal of provision for a specific client in the corporate segment in Brazil. If this specifc case had not occurred, the total coverage ratio would have been 215%.

NPL Creation


R$ millions
9,215
9,048
9,039
10,177
8,976
8,344
7,749
8,114
8,565
7,927
738
889
722
1,359
957
134
409
203
254
91
3Q23
4Q23
1Q24
2Q24
3Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

NPL Creation Ratio in the Credit Portfolio[2]


1.7%
1.6%
1.6%
1.7%
1.5%
1.0%
1.0%
1.0%
1.1%
0.9%
0.4%
0.5%
0.4%
0.7%
0.5%
0.1%
0.2%
0.1%
0.1%
0.0%
3Q23
4Q23
1Q24
2Q24
3Q24
Total
Retail business - Brazil
Wholesale business - Brazil
Latin America ex-Brazil

* NPL Creation of 3Q24 was calculated by including the active loan portfolios of R$8 million from the Wholesale Business and R$1 million from the Retail Business in Brazil to unrelated companies.

NPL Creation totaled R$8,976 million, which is the lowest value since the fourth quarter of 2022 and recorded a nominal reduction of R$1,201 million compared to the previous quarter. All segments recorded a reduction in both the nominal value and the ratio.

[2] The credit portfolio for the previous quarter excluding financial guarantees provided and private securities.

Loan Portfolio Write-Off


R$ millions
8,876
10,297
10,120
9,337
9,335
1.0%
1.1%
1.1%
1.0%
1.0%
3Q23
4Q23
1Q24
2Q24
3Q24
Write-Off
Write-Off / Loan Portfolio (*)

(*) Loan portfolio average balance for the previous two quarters.

The loan portfolio write-off remained basically stable from the previous quarter, as well as the ratio of operations written off and the average balance of the loan portfolio remained at the same level.

Renegotiated Loan Operations

By overdue period measured at the time of renegotiation


R$ billions
Brazil
37.3
35.5
34.6
34.1
32.4
40.9
39.0
37.6
37.4
35.8
3.6
3.6
3.0
3.3
3.4
1.3
1.4
1.4
1.5
1.6
13.1
12.6
12.4
12.0
11.4
9.8
9.5
9.3
9.1
8.5
3.5
3.4
3.3
3.3
3.1
9.6
8.6
8.2
8.2
7.7
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Non-overdue
Over 90 days overdue
Up to 30 days overdue
Written-off as a Loss
31-90 days overdue
Latin America

The renegotiated loan portfolio decreased for both individuals and companies in Brazil, for debt composition portfolios. Coverage ratio (allowance for loan losses/portfolio) increased, whereas the NPL 90 decreased in the quarter.


40.3%
39.2%
40.7%
41.2%
41.9%
19.7%
18.3%
18.3%
19.7%
19.6%
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Coverage Ratio (LLP/Portfolio)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Commissions and Fees and Result from Insurance Operations[1]

Highlights

- Compared to the previous quarter, commissions and fees and result from insurance operations remained basically stable. The lower volumes with investment banking operations and brokerage services were offset by the higher gains from card activities (both issuer and acquirer), asset management and insurance operations.
- Commissions and fees and result from insurance operations increased by 7.6% compared to the first nine months of 2023, mainly due to: (i) higher credit card transaction volume from card-issuing activities; (ii) increase in gains from fund management; (iii) higher volumes of economic-advisory and brokerage services; and (iv) higher result from insurance operations due to increase in earned premiums.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Credit and Debit Cards	**4,261**	**4,219**	**1.0%**	**4,211**	**1.2%**	**12,666**	**12,260**	**3.3%**
Card Issuance	3,151	3,135	0.5%	3,021	4.3%	9,399	8,895	5.7%
Acquiring	1,110	1,084	2.4%	1,189	-6.7%	3,266	3,364	-2.9%
Current Account Services	**1,564**	**1,559**	**0.3%**	**1,634**	**-4.3%**	**4,750**	**5,034**	**-5.6%**
Asset Management	**1,710**	**1,625**	**5.2%**	**1,463**	**16.9%**	**4,840**	**4,405**	**9.9%**
Fund Management Fees	1,322	1,281	3.1%	1,139	16.0%	3,794	3,390	11.9%
Consórcio Administration Fees	388	344	12.7%	323	20.0%	1,046	1,015	3.1%
Advisory Services and Brokerage	**1,118**	**1,504**	**-25.7%**	**1,007**	**11.0%**	**3,745**	**2,485**	**50.7%**
Credit Operations and Guarantees Provided	**707**	**683**	**3.6%**	**655**	**8.0%**	**2,066**	**1,959**	**5.5%**
Collection Services	**534**	**528**	**1.3%**	**502**	**6.5%**	**1,570**	**1,509**	**4.1%**
Other	**372**	**333**	**11.8%**	**414**	**-10.1%**	**1,107**	**1,200**	**-7.7%**
Latin America (ex-Argentina)	**962**	**882**	**9.1%**	**774**	**24.3%**	**2,670**	**2,309**	**15.6%**
Commissions and Fees	**11,228**	**11,333**	**-0.9%**	**10,660**	**5.3%**	**33,414**	**31,160**	**7.2%**
Result from Insurance Operations[1]	2,526	2,400	5.3%	2,191	15.3%	7,156	6,291	13.8%
Services and Insurance (ex-Argentina)	**13,755**	**13,733**	**0.2%**	**12,850**	**7.0%**	**40,570**	**37,450**	**8.3%**
Argentina	-	-	-	34	-	-	243	-
Services and Insurance	**13,755**	**13,733**	**0.2%**	**12,884**	**6.8%**	**40,570**	**37,694**	**7.6%**

(1) Revenues from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Credit and Debit Cards

Revenues from card-issuing activities increased by 0.5% from the previous quarter and 5.7% compared to the first nine months of 2023. These increases were mainly due to higher gains from interchange fees, as a result of the increase in the credit card transaction volume, partially offset by higher expenses on reward programs.

Acquiring revenues increased by 2.4% in the quarter, mainly due to the increase in gains from the flex product. It's worth noting that, including the financial margin with clients, the acquiring take rate evolved positively compared to the previous quarter. Compared to the first nine months of 2023, the 2.9% decrease in acquiring revenues was mainly driven by lower gains from the flex product

Card Issuance Activities

R$ millions

Transaction Volume
3Q24

R$217.7 billion
▲ + 3.4% (vs. 2Q24)
▲ + 6.2% (vs. 3Q23)

credit
▲ + 4.3% (vs. 2Q24)
▲ + 8.8% (vs. 3Q23)

debit
▼ - 0.4 (vs. 2Q24)
▼ - 3.9% (vs. 3Q23)


38.5
35.3
205,037
42,525
162,512
3Q23
37.3
36.4
210,501
41,066
169,435
2Q24
37.4
36.9
217,677
40,887
176,790
3Q24
Debit Card Transaction Volume
Credit Card Transaction Volume
Credit card accounts - does not include additional cards (millions)
Debit card accounts - does not include additional cards (millions)

Note: Debit cards include account holders only.

Acquiring Activities

R$ millions

Transaction Volume
3Q24

R$228.4 billion
▲ + 0.2% (vs. 2Q24)
▲ + 4.3% (vs. 3Q23)

credit
▲ + 0.2% (vs. 2Q24)
▲ + 6.3% (vs. 3Q23)

debit
▲ + 0.04% (vs. 2Q24)
▲ + 0.3% (vs. 3Q23)


1,455
219,046
72,693
146,353
3Q23
1,507
228,086
72,898
155,188
2Q24
1,530
228,447
72,924
155,523
3Q24
Credit Card Transaction Volume
Debit Card Transaction Volume
Equipment Base (thousands)

Current Account Services

Revenues from current account services increased by 0.3% in the quarter, and the highlight was the higher gains from our benefit combo "Combinaqui" (Combine Here) offered to our current account holders, which enables customization of the benefit and service package to our clients, in addition to the greater volume of PIX (the Central Bank of Brazil's instant payment system) from companies.

Compared to the first nine months of 2023, revenues from current account services decreased by 5.6%, mainly due to lower gains from packages for individuals, as a result of our proactive agenda of providing clients with better conditions as they increase their relationship with the bank.

Asset Management

- **Fund Management**

Fund management fees were up 3.1% from the second quarter of 2024, mainly driven by the increase in the balance and the greater number of business days in the quarter (66 vs. 63 business days). These effects were partially offset by the seasonal recognition of performance fees in the previous quarter.

Compared to the first nine months of the previous year, the 11.9% increase in fund management fees was mainly due to the increase in the balance.

Managed Portfolio and Investment Funds



R$ billions
+14.1%
+3.0%
1,699
1,757
1,825
1,882
1,938
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24

Note: Does not include Latin America (ex-Brazil).

- ***Consórcio* Administration Fees**

Consórcio administration fees increased by 12.7% in the quarter, mainly due to an increase in production of property *Consórcio*.

Consórcio administration fees increased by 3.1% compared to the first nine months of 2023, mainly due to higher gains from administration fees.

Loan Operations and Financial Guarantees Provided

Revenue from loan operations and financial guarantees provided increased by 3.6% in the quarter, mainly due to an increase in the volume of appraisal fees of goods, due to higher production of property and vehicle loans.

Revenue from loan operations and financial guarantees provided increased by 5.5% compared to the first nine months of 2023, especially financial guarantees provided, due to the increase in the local sureties portfolio and to the higher gains from vehicle fees in loan operations.

Collection Services

Revenues from collection services were up 1.3% in the quarter, driven by higher gains from charging services, partially offset by lower revenue from collection, as a result of the decrease in the average fee.

Compared to the first nine months of 2023, the 4.1% increase in revenues from collection services was mainly due to the higher volume of securities, in collection.

Advisory Services and Brokerage

Revenue from advisory and brokerage services decreased by 25.7% in the quarter, mainly due to lower volumes of fixed income transactions.

Compared to the first nine months of 2023, revenue from economic advisory and brokerage services increased by 50.7%, due to higher volumes in fixed income transactions.

Fixed Income: In the period from January to August 2024, in local fixed income, we remained in 1st place in the ANBIMA's Origination ranking, totaling R$91.5 billion in originated volume (a 27% Market Share), and were ranked 1st in the ANBIMA'S Distribution ranking, totaling R$45.6 billion in distributed volume (a 26% Market Share).

Equities: In the period from January to September 2024, we entered into 9 transactions, totaling R$3.3 billion in volume (a 13% Market Share), ranking 1st in number of transactions and 3rd in volume in the Dealogic's ranking.

Mergers and Acquisitions: In the period from January to September 2024, we entered into 29 transactions, totaling R$44.9 billion in volume (a 27% Market Share), ranking 1st in volume and 2nd in number of transactions in the Dealogic's ranking.

Result from Insurance, Pension Plan and Premium Bonds

Highlights

- The 5.3% increase in the result from insurance, pension plan and premium bonds in the quarter was due to increases in earned premiums and in managerial financial margin.
- Compared to the first nine months of 2023, the 13.8% increase in the result from insurance, pension plan and premium bonds was driven by the increase in earned premiums as a result of higher sales of insurance policies. We also recorded higher net revenue from premium bonds, commissions and fees, and managerial financial margin.

Result from Insurance, Pension Plan and Premium Bonds

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Earned Premiums	1,756	1,705	3.0%	1,620	8.4%	5,135	4,745	8.2%
Revenues from Pension Plan	(51)	(25)	100.2%	(37)	37.5%	(118)	(115)	2.5%
Revenues from Premium Bonds	200	196	1.9%	163	22.5%	578	476	21.4%
Managerial Financial Margin	117	62	88.6%	21	449.6%	192	79	144.3%
Commissions and Fees	701	709	-1.2%	612	14.6%	2,037	1,765	15.4%
Earnings of Affiliates	231	166	38.5%	190	21.5%	563	497	13.2%
Revenues from Insurance, Pension Plan and Premium Bonds	2,954	2,813	5.0%	2,569	15.0%	8,387	7,447	12.6%
Retained Claims	(423)	(408)	3.5%	(372)	13.7%	(1,215)	(1,140)	6.6%
Insurance Selling Expenses	(5)	(5)	-2.4%	(6)	-21.9%	(16)	(16)	0.7%
Result from Insurance, Pension Plan and Premium Bonds	2,526	2,400	5.3%	2,191	15.3%	7,156	6,291	13.8%
Recurring Managerial Result	1,084	1,000	8.4%	928	16.8%	3,035	2,770	9.6%

The increase in the result from insurance, pension plan and premium bonds in the quarter was due to: (i) higher earned premiums, due to higher life, personal accident, credit life and protected card insurance portfolios; and (ii) an increase in managerial financial margin, due to higher interest paid on our assets. These effects were partially offset by the increase in retained claims in the life and healthy insurance portfolios.

Compared to the first nine months of 2023, the 13.8% increase in the result from insurance, pension plan and premium bonds was driven by higher sales in the insurance portfolios, mainly the life, personal accident, credit life and protected card portfolios, in addition to higher revenues from premium bonds. We also recorded an increase in commissions and fees driven by higher third-party insurance sales.

Earned Premiums Breakdown


R$ millions
1,620
1,659
1,674
1,705
1,756
7.5%
7.3%
7.7%
7.8%
8.0%
13.1%
13.2%
12.8%
12.9%
12.9%
16.8%
17.4%
18.3%
18.5%
19.1%
14.1%
14.4%
14.6%
14.8%
14.8%
45.0%
44.3%
43.5%
43.0%
42.2%
3Q23
4Q23
1Q24
2Q24
3Q24
Life and Personal Accident
Protected Card
Credit Life
Familiar Protection
Mortgage
Other

Retained Claims Breakdown


R$ millions
23.0%
22.3%
22.9%
24.0%
24.1%
372
370
384
408
423
19.7%
21.0%
22.2%
17.8%
20.6%
51.0%
49.8%
48.2%
52.7%
52.2%
3Q23
4Q23
1Q24
2Q24
3Q24
Life and Personal Accident
Credit Life
Mortgage
Insurance Claims/Earned Premiums
Protected Card
Familiar Protection
Other

Pro Forma Income Statement for the Insurance Segment (Core[1])

In R$ millions	3Q24	3Q23	Δ
Earned Premiums	1,695	1,560	8.6%
Retained Claims	(356)	(311)	14.7%
Selling Expenses	(3)	(5)	-42.2%
Underwriting Margin	**1,336**	**1,245**	**7.3%**
Managerial Financial Margin	86	116	-25.8%
Commissions and Fees	268	216	24.4%
Other Income and Expenses [2]	(972)	(883)	10.1%
Recurring Managerial Result	719	693	3.6%
Combined Ratio	54.6%	50.9%	3.6 p.p.

[1] Does not include own healthy insurance, extended warranty and Porto and IRB results; [2] Includes the earnings of affiliates, non-interest expenses, tax expenses for ISS, PIS and COFINS, income tax/social contribution and minority interests.

Our core insurance operations[1] consist of bancassurance products related to life, property, credit life and third-party insurance policies. The recurring managerial result rose by 3.6% year-on-year. Earned premiums increased by 8.6%, mainly driven by higher sales of credit life, life, personal accident and protected card insurance policies. Commissions and fees increased by 24.4%, driven by higher sales of third-party insurance policies. Managerial financial margin decreased by 25.8%, mainly due to the interest rate reduction in Brazil. The bancassurance insurance agenda continues to make headway, contributing to the development of a future portfolio and offering greater protection to our clients.

Non-interest Expenses

Highlights

- Non-interest expenses were up 5.8% on the previous quarter. Personnel expenses increased 6.3% in the quarter, driven by the effects of the negotiation of the collective wage agreement and by higher profit sharing expenses. Administrative expenses grew 5.5%, mainly due to higher investments in marketing and the increase in amortization and depreciation expenses, the latter as a reflection of the growing investments in technology made over the last few years.
- Compared to the first nine months of 2023, non-interest expenses increased by 6.1% in the period, mainly due to the growth in profit sharing expenses, as a result of the bank´s good performance in the period, and to higher marketing and technology investments. In the 12-month period, the efficiency ratio reached 39.4%, a 0.8 p.p. reduction from the same period of the previous year.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Personnel Expenses	(7,033)	(6,614)	6.3%	(6,648)	5.8%	(20,102)	(18,706)	7.5%
Compensation, Charges, Social Benefits, Terminations and Training	(4,963)	(4,665)	6.4%	(4,746)	4.6%	(14,267)	(13,752)	3.7%
Management and Employees' Profit Sharing [1]	(2,070)	(1,949)	6.2%	(1,903)	8.8%	(5,835)	(4,954)	17.8%
Administrative Expenses	(5,403)	(5,123)	5.5%	(4,837)	11.7%	(15,411)	(14,251)	8.1%
Third-Party and Financial System Services, Security and Transportation	(1,758)	(1,710)	2.8%	(1,628)	8.0%	(5,033)	(4,874)	3.3%
Data Processing and Telecommunications	(1,116)	(1,110)	0.5%	(1,078)	3.5%	(3,265)	(3,109)	5.0%
Facilities and Materials	(678)	(673)	0.7%	(686)	-1.2%	(2,008)	(2,081)	-3.5%
Depreciation and Amortization	(1,189)	(1,090)	9.1%	(903)	31.7%	(3,362)	(2,772)	21.3%
Advertising, Promotions and Publications	(450)	(353)	27.6%	(375)	20.1%	(1,194)	(970)	23.0%
Other	(213)	(188)	13.3%	(167)	27.3%	(549)	(445)	23.3%
Provision Expenses	(925)	(786)	17.8%	(662)	39.7%	(2,416)	(1,724)	40.1%
Provision for lawsuits civil, tax and social security obligations	(255)	(150)	70.0%	(307)	-16.9%	(611)	(654)	-6.5%
Provision for labor claims	(670)	(635)	5.5%	(355)	88.8%	(1,805)	(1,071)	68.6%
Operating Expenses	(520)	(561)	-7.2%	(566)	-8.0%	(1,506)	(1,923)	-21.7%
Selling - Credit Cards	(412)	(365)	12.9%	(392)	5.0%	(1,105)	(1,236)	-10.6%
Claims and Other	(108)	(196)	-44.6%	(174)	-37.6%	(401)	(687)	-41.6%
Other Tax Expenses [2]	(28)	(77)	-63.0%	(56)	-48.9%	(196)	(209)	-6.2%
Total - Brazil	(13,910)	(13,160)	5.7%	(12,769)	8.9%	(39,632)	(36,814)	7.7%
Latin America (ex-Brazil and Argentina) [3]	(2,035)	(1,910)	6.6%	(1,881)	8.2%	(5,769)	(5,341)	8.0%
Total (ex-Argentina)	(15,945)	(15,069)	5.8%	(14,649)	8.8%	(45,401)	(42,155)	7.7%
Argentina	-	-	-	(92)	-	-	(648)	-
Total	(15,945)	(15,069)	5.8%	(14,742)	8.2%	(45,401)	(42,803)	6.1%

[1] Includes variable compensation and stock option plans. [2] Does not include ISS, PIS and COFINS. [3] Does not consider overhead allocation.

The increase in non-interest expenses in the quarter was driven by: **(i)** higher personnel expenses, driven by the effects of the negotiation of the collective wage agreement, including a 4.64% adjustment to salary and benefits beginning in September, and by higher profit sharing expenses; **(ii)** higher administrative expenses, mainly due to marketing and expenses on amortization of technology projects; **(iii)** increase in tax provision expenses, which returned to normalized levels, and increase in the provision for labor claims, due to the greater number of lawsuits.

In the first nine months of 2024, non-interest expenses were up 6.1% year-on-year. Personnel expenses increased because of the negotiation of the collective wage agreement, as well as due to higher profit sharing expenses in connection with the bank's improved financial performance. Administrative expenses were higher due to the increase in expenses on third-party services, data processing, marketing campaigns and depreciation and amortization, as a result of higher levels of investment in technology projects over the last few years. Provisions for labor claims also increased during the period.

Number of Employees - in thousands


97.5
9.7
0.6
71.7
15.5
95.7
9.3
0.6
70.3
15.6
95.8
9.3
0.6
70.2
15.8
96.2
9.3
0.6
69.8
16.5
96.8
9.4
0.6
69.4
17.4
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
ZUP and IT team
Brazil (ex-Tech team)
Abroad (ex-Latin America)
Latin America

Note: Includes all the employees of companies controlled by the Company. In the third quarter of 2024, 380 employees from Rede were migrated to the Technology team.

96.8 thousand
employees at the end of the 3Q24

▲ + 0.6% (Sep-24 vs. Jun-24)
▼ - 0.7% (Sep-24 vs. Sep-23)

The employees profile changes, with more professionals in technology and fewer in operational areas, is demonstrated by the increase of 12.5% in the technology team employees and the 0.7% reduction in the total number of employees in relation to the same period of the previous year.

Efficiency Ratio

Efficiency Ratio



45.5
48.0
44.0
41.1
40.0
40.2
44.0
45.4
42.1
38.9
37.9
38.6
46.6 45.2
45.7 43.8
45.6 43.6
41.6 39.4
40.2 38.1
39.4 37.7
3Q19
3Q20
3Q21
3Q22
3Q23
3Q24
Trailing 12-month Efficiency Ratio (%)
Quarterly Efficiency Ratio (%)
Trailing 12-month Efficiency Ratio in Brazil (%)
Quarterly Efficiency Ratio in Brazil (%)

12-month period: a decrease of 0.8 p.p. year-on-year. Non-interest expenses were up 5.9%, while revenue increased by 7.9%.

Change in non-interest expenses, highlighting investments

9M24 vs. 9M23



In R$ billions
Investments
Core: (1.1) | 4.0%
(42.8)
6.3
(36.5)
(1.8)
(38.3)
1.6
(2.6)
(39.3)
(6.1)
(45.4)
9M23
Latin America
Brazil 9M23
business and technology
Brazil with investments
efficiency program
transactional and other
Brazil 9M24
Latin America
9M24

Distribution Network

Points of Service | Brazil and Abroad

The number of available ATMs in our network in Brazil decreased by 10.5% year-on-year, due to the closure of brick-and-mortar branches.



41,746
41,694
40,877
40,151
39,727
24,098
24,169
24,123
23,872
23,777
624
627
617
617
614
549
542
615
597
585
16,475
16,356
15,522
15,065
14,751
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Brazil
ESBs
Latin America
Banco24Horas

Note: (i) Includes banks in Chile, Colombia, Paraguay and Uruguay. (ii) Includes ESBs (Electronic Service Branches) and points of service at third parties' establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

The optimization of our branch network is carried out based on our clients' behavior and needs, always taking into consideration the availability of physical points of service and digital channels, according to demand and in conformity with our "phygital" strategy. We carry out thorough assessments of the performance of our branches, measuring the movement of clients and the creation of new business, as well as the ability to retain, and keep our active clients satisfied and working closely with the bank. Based on this assessment, we recorded an annual reduction of 8.3% in brick-and-mortar branches in Brazil.



3,330
3,250
3,152
3,021
2,959
2,492
2,491
2,399
2,337
2,285
554
478
473
413
403
284
281
280
271
271
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Latin America and IBBA
CSBs - Brazil
Brick and Mortar Branches - Brazil

Note: As of September 2024, we began to disclose our physical service structure, disregarding branches and client service branches that, over time, became virtual. The historical series was redone from September 2023 and already includes this change.

Balance Sheet

Highlights

- Total assets surpassed R$3 trillion in the quarter, a 2.6% increase from the previous quarter, driven by the increases of (i) R$91.6 billion in interbank investments, as a result of the reduction in the securities line, due to the maturity of government securities; (ii) R$21.1 billion in loan operations, notably for the individuals loan portfolio, which increased in all segments; and (iii) R$18.0 billion in other assets, mainly driven by the increase in the foreign exchange portfolio. In the 12-month period, there was growth of (i) R$92.1 billion in securities; (ii) R$76.5 billion in other assets, mainly driven by the foreign exchange portfolio; and (iii) R$67.0 billion in loan operations, which grew in all segments.
- In the quarterly evolution of liabilities, noteworthy were the increases of: (i) R$24.4 billion in other liabilities, mainly due to a higher foreign exchange portfolio; and (ii) R$17.8 billion in deposits received under securities repurchase agreements. The 4.6% increase in stockholders' equity was mainly driven by the result for the period, net of dividends and interest on capital. In the 12-month period, deposits and deposits received under securities repurchase agreements increased R$88.2 billion and R$61.6 billion, respectively. Additionally, other liabilities increased R$83.2 billion, mainly driven by higher foreign exchange portfolio.

Assets (In R$ millions, end of period)	3Q24	2Q24	Δ	3Q23	Δ
Current and Long-term Assets	**2,973,483**	**2,897,179**	**2.6%**	**2,640,829**	**12.6%**
Cash	37,868	33,862	11.8%	33,672	12.5%
Interbank Investments	395,395	303,836	30.1%	312,271	26.6%
Securities	969,439	1,021,700	-5.1%	877,393	10.5%
Derivative Financial Instruments	72,320	70,380	2.8%	68,730	5.2%
Interbank and Interbranch Accounts	230,679	238,729	-3.4%	224,462	2.8%
Loan, Lease and Other Loan Operations	914,638	893,501	2.4%	847,617	7.9%
Other Assets	353,144	335,171	5.4%	276,684	27.6%
Permanent Assets	**35,051**	**34,816**	**0.7%**	**38,067**	**-7.9%**
Total Assets	3,008,534	2,931,995	2.6%	2,678,896	12.3%

Liabilities (In R$ millions, end of period)	3Q24	2Q24	Δ	3Q23	Δ
Current and Long-Term Liabilities	**2,807,432**	**2,740,007**	**2.5%**	**2,496,604**	**12.5%**
Deposits	1,020,490	1,017,165	0.3%	932,284	9.5%
Deposits Received under Securities Repurchase Agreements	448,566	430,739	4.1%	387,007	15.9%
Funds from Acceptances and the Issue of Securities	308,230	306,023	0.7%	294,397	4.7%
Interbank and Interbranch Accounts	107,407	103,593	3.7%	99,380	8.1%
Borrowing and Onlending	118,337	116,745	1.4%	108,590	9.0%
Derivative Financial Instruments	69,702	68,355	2.0%	64,087	8.8%
Provisions	16,417	15,997	2.6%	17,244	-4.8%
Allowance for Financial Guarantees Provided and Loan Commitments	3,961	3,011	31.6%	3,636	8.9%
Technical Provisions for Insurance	303,683	292,095	4.0%	262,566	15.7%
Other Liabilities	410,639	386,284	6.3%	327,413	25.4%
Non-controlling Interests	**8,854**	**8,200**	**8.0%**	**8,250**	**7.3%**
Stockholders' Equity	**192,248**	**183,788**	**4.6%**	**174,042**	**10.5%**
Total Liabilities and Equity	3,008,534	2,931,995	2.6%	2,678,896	12.3%

Credit Portfolio

Highlights

- The individuals loan portfolio was up 2.5% in the quarter and 4.8% in the 12-month period. The increase was mainly driven by increases of (i) 3.9% in mortgage loans; (ii) 3.1% in personal loans; and (iii) 3.0% in vehicles. In the 12-month period, noteworthy were the increases of (i) 9.5% in vehicles; (ii) 8.2% in personal loans; and (iii) 5.4% in mortgage loans.
- The companies loan portfolio was up 1.4% in the quarter and 8.4% in the 12-month period. On a year-on-year basis, significant increases were recorded in (i) BNDES and onlending; (ii) export and import financing; and (iii) rural loans.

Credit Portfolio by Product

In R$ billion, end of period	3Q24	2Q24	Δ	3Q23	Δ
Individuals - Brazil (1)	**428.1**	**417.8**	**2.5%**	**408.5**	**4.8%**
Credit Card Loans	133.2	130.9	1.7%	127.7	4.3%
Personal Loans	65.2	63.2	3.1%	60.3	8.2%
Payroll Loans (2)	74.7	74.0	1.0%	73.8	1.2%
Vehicle Loans	35.9	34.8	3.0%	32.8	9.5%
Mortgage Loans	119.0	114.6	3.9%	112.9	5.4%
Rural Loans	0.1	0.2	-70.0%	0.9	-94.5%
Companies - Brazil (1)	**325.8**	**321.1**	**1.4%**	**300.5**	**8.4%**
Working Capital (3)	171.3	176.2	-2.8%	169.3	1.2%
BNDES/Onlending	14.9	12.6	18.4%	12.1	23.3%
Export/Import Financing	86.9	80.9	7.4%	71.0	22.4%
Vehicle Loans	18.9	18.8	0.6%	19.5	-3.1%
Mortgage Loans	11.5	11.2	3.0%	10.2	12.8%
Rural Loans	22.2	21.4	3.4%	18.4	20.6%
Latin America (4)	**207.9**	**206.0**	**0.9%**	**192.1**	**8.2%**
Total without Financial Guarantees Provided	961.8	945.0	1.8%	901.2	6.7%
Financial Guarantees Provided	115.9	112.3	3.2%	94.9	22.1%
Total with Financial Guarantees Provided	1,077.7	1,057.3	1.9%	996.1	8.2%
Private Securities (5)	200.3	196.8	1.8%	167.1	19.9%
Total Risk	1,278.0	1,254.1	1.9%	1,163.2	9.9%

(1) Includes units abroad excluding Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdrafts, Receivables, Hot Money, Leasing, and others. (4) Includes portfolio of Argentine clients outside Argentina. (5) Includes Debentures, Certificates of Real Estate Receivables (CRI), Commercial Paper, Rural Product Notes (CPR), Financial Bills, Investment Fund Quotas and Eurobonds.

Credit Concentration

Largest debtors, as of September 30, 2024

Only 12.8% of the credit risk is concentrated in the 100 largest debtors.

In R$ billions	Risk*	Risk / Total credits	Risk / Total assets
Largest debtor	6.1	0.6%	0.2%
10 Largest debtors	40.6	3.8%	1.4%
20 Largest debtors	60.7	5.6%	2.0%
50 Largest debtors	100.1	9.3%	3.3%
100 Largest debtors	138.2	12.8%	4.6%

(*) Including Financial Guarantees Provided.

Credit Portfolio without Financial Guarantees Provided by Vintage


In R$ billions
q = <-5
q - 4
q - 3
q - 2
q - 1
Actual quarter (q)
901
945
962
38.7%
37.8%
36.4%
5.0%
4.1%
4.5%
6.5%
6.4%
6.2%
6.8%
7.5%
7.5%
9.4%
9.9%
10.4%
33.6%
34.4%
35.0%
3Q23
2Q24
3Q24

Corporate Credit Portfolio with Financial Guarantees by Business Sector

In R$ billions, end of period

Δ	Sector	3Q24	2Q24
▲ 19.8%	**Public Sector**	**8.6**	**7.2**
▲ 1.3%	**Private Sector**	**543.8**	**536.9**
▲ 1.9%	Real Estate	45.1	44.3
▲ 0.6%	Transportation	35.6	35.4
▲ 0.2%	Energy and water treatment	29.8	29.7
▲ 3.7%	Food and beverages	28.0	27.0
▲ 1.0%	Vehicles and auto parts	27.9	27.6
▲ 11.0%	Banks and financial institutions	25.7	23.2
▲ 0.8%	Agribusiness and fertilizers	24.5	24.3
▼ -1.2%	Pharmaceuticals and cosmetics	14.8	15.0
▲ 1.2%	Infrastructure work	14.5	14.3
▼ -1.3%	Petrochemicals and chemicals	14.0	14.2
▼ -4.5%	Steel and metallurgy	13.8	14.5
▲ 3.3%	Electronics and IT	12.7	12.3
▼ -0.9%	Telecommunications	12.4	12.5
▲ 11.6%	Oil and gas	11.5	10.3
▲ 2.6%	Capital assets	11.4	11.1
▼ -0.6%	Mining	10.3	10.3
▲ 3.2%	Entertainment and tourism	9.7	9.4
▼ -1.0%	Construction materials	8.6	8.7
▲ 2.6%	Clothing and footwear	7.5	7.3
▲ 2.3%	Services - Other	54.7	53.5
▼ -5.5%	Commerce - Other	33.7	35.6
▲ 22.2%	Industry - Other	5.4	4.4
▲ 0.2%	Other	92.2	92.0
▲ 1.5%	**Total**	**552.5**	**544.1**

Credit Portfolio[1] (Individuals and Companies) - Brazil

Loan Portfolio Mix - Individuals

	Credit cards	Payroll loans	Mortgage	Personal	Vehicles
Sep-24	31.1%	17.5%	27.8%	15.2%	8.4%
Sep-23	31.3%	18.1%	27.7%	14.8%	8.0%

Loan Portfolio Mix - Companies[3]

	Corporate	Very small, small and middle market
Sep-24	66.6%	33.4%
Sep-23	66.2%	33.8%

Payroll loans

R$74.7 bn as of September 30, 2024

▲ + 1.0% (vs. Jun-24) ▲ + 1.2% (vs. Sep-23)

Compared to the end of June 2024, payroll loans for INSS beneficiaries increased by 0.5%, focused on the own channels. The segment continues to be pressured by the increase in funding costs due to the higher interest rates, with no transfer to the INSS ceiling. Payroll loans in the private sector increased by 3.3%. The public sector increased by 0.7%, notably through digital channels, mainly in the state of Minas Gerais.

Portfolio by origination (%)
3rd Quarter of 2024



37%
63%
Branches
Itaú Consignado S.A.

Portfolio by sector (R$ billions)
3rd Quarter of 2024



INSS
Private sector
Public sector
11.7
10.9
52.1

Mortgage loans[2]

R$130.6 bn as of September 30, 2024

▲ + 3.8% (vs. Jun-24) ▲ + 6.0% (vs. Sep-23)

91.2% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations
3rd Quarter of 2024

R$11.9 bn

▲ + 65.4% (vs. 3Q23)

78.4% of total mortgage credit is originated by borrowers

Loan-to-value (individuals)

Ratio of the amount of the financing to the total value of real-estate property.

Vintage (quarterly average): 60.3% | Portfolio: 39.9%

Corporate loans[3]

R$411.2 bn as of September 30, 2024

▲ + 0.7% (vs. Jun-24) ▲ + 14.4% (vs. Sep-23)

In the third quarter of 2024, the slowdown in growth compared to the previous quarter was due to greater demand from investment funds for credit assets from large companies, which led us to direct our clients' funding demands there.

Credit cards

R$133.2 bn as of September 30, 2024

▲ + 1.7% (vs. Jun-24) ▲ + 4.3% (vs. Sep-23)



10.4%
6.8%
82.9%
8.7%
5.7%
85.5%
8.5%
5.5%
86.0%
Sep-23
Jun-24
Sep-24

Revolving credit + overdue loans[1]
Installments with interest
Transactors[2]

(1) Includes NPL more than one day overdue;
(2) includes installments without interest.

Vehicle loans (individuals)

R$35.9 bn as of September 30, 2024

▲ + 3.0% (vs. Jun-24) ▲ + 9.5% (vs. Sep-23)

Originations
3rd Quarter of 2024

R$6.0 bn

▲ + 25.8% (vs. 3Q23)

Average Term	% Average Down Payment	Average Ticket
45 months	39%	R$50.7 thousand

Loan-to-value

Vintage (quarterly average): 62.0%

Very small, small and middle market[3]

R$206.3 bn as of September 30, 2024

▲ + 4.1% (vs. Jun-24) ▲ + 12.3% (vs. Sep-23)

In the third quarter of 2024, credit origination[4] for very small, small and middle-market companies increased by 4.5% compared to the previous quarter, and increased by 13.3% year-on-year, with both increases concentrated on middle-market companies.

(1) Without financial guarantees provided. (2) Includes Individuals and Companies. (3) Include financial guarantees provided and private securities; (4) Average origination per working day in the quarter.
Note: For further information on products, please see our Institutional Presentation, which is available on our Investor Relations website.

Funding

Highlights

- Funding from clients increased by 0.4% during the quarter, while the growth for the last 12 months was 8.5%, driven by: (i) time deposits, which increased by R$67.6 billion, driven by the commercial strategy for this product in the retail business segment, and by higher demand for fixed-income products; and (ii) demand deposits, which increased by R$19.6 billion, especially in our foreign units.
- Assets under management and administration grew by 2.7% in the quarter. In the last 12 months, funding increased by 11.7%, as a result of increases of 15.4% in our own products and of 2.4% in the open platform, mainly driven by growth in social security products and Bank Deposit Certificates (CDB).

In R$ millions, end of period	3Q24	2Q24	Δ	3Q23	Δ
Funding from Clients (A)	1,245,884	1,240,434	0.4%	1,148,138	8.5%
Demand Deposits	123,132	116,460	5.7%	103,556	18.9%
Savings Deposits	176,843	179,030	-1.2%	174,006	1.6%
Time Deposits	707,126	708,060	-0.1%	639,495	10.6%
Funds from Bills, Structured Operations Certificates and Own Debentures[1]	238,783	236,884	0.8%	231,081	3.3%
Other Funding (B)	195,199	193,149	1.1%	179,378	8.8%
Onlending	16,615	14,160	17.3%	13,302	24.9%
Borrowing	101,722	102,585	-0.8%	95,288	6.8%
Securities Obligations Abroad	69,454	69,147	0.4%	63,323	9.7%
Other[2]	7,408	7,257	2.1%	7,465	-0.8%
Portfolio Managed and Investment Funds (C)	1,984,751	1,926,831	3.0%	1,734,824	14.4%
Total (A) +(B) + (C)	3,425,835	3,360,414	1.9%	3,062,340	11.9%

Own Products	2,415,894	2,327,021	3.8%	2,093,711	15.4%
Open Platform	354,896	357,532	-0.7%	346,424	2.4%
Assets under Management	2,770,790	2,684,553	3.2%	2,440,135	13.6%
Fiduciary Management and Custody[3]	489,785	491,186	-0.3%	477,644	2.5%
Assets under Management and Administration	3,260,575	3,175,739	2.7%	2,917,778	11.7%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. Own debentures are linked to Repurchase Agreements. (2) Includes installments of subordinated debt not included in the Tier II Reference Equity. (3) Balance related to institutional and corporate clients.

Loans and funding

The ratio of the loan portfolio to funding net of compulsory deposits and cash and cash equivalents, reached 77.1% in the third quarter of 2024.


78.5%
77.9%
75.9%
76.1%
77.1%
67.9%
67.4%
65.9%
65.9%
66.7%
In R$ Billions
1,328
1,148
901
1,346
1,164
907
1,369
1,188
902
1,434
1,241
945
1,441
1,247
962
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24
Portfolio / Funding from clients and other funding
Portfolio / Funding from clients and other funding net of reserves and cash
Loan portfolio
Funding from clients and other funding
Loan portfolio
Funding from clients and other funding net of reserve required by BACEN and Cash

Capital, Liquidity and Market Ratios

Itaú Unibanco assesses the risk adequacy of its capital, represented by the regulatory capital for credit, market and operational risks, as well as the capital necessary to cover other risks, in accordance with the rules disclosed by the Central Bank of Brazil to implement the Basel III capital requirements in Brazil.

Tier I Capital Ratio

On September 30, 2024, our Tier I Capital ratio reached 15.2%, consisting of 13.7% Common Equity Tier I and of 1.5% Additional Tier I[1].



14.6%
1.5%[1]
13.1%
0.5%
0.1%
-0.03%
15.2%
1.5%[1]
13.7%
Tier I Jun-24
Net Income in the quarter,Dividends and Interest on Own Capital
Prudential and Equity adjustments
Risk-Weighted Assets[2]
Tier I Sep-24
Common Equity Tier I (CET I)
Additional Tier I (AT1)

(1) Additional Tier I (AT1) limited to 1.5%, in accordance with CMN Resolution No. 4,958.Without this limit, the Tier I Capital Ratio would be 14.7% and 15.3% in Jun-24 and Sep-24, respectively. (2) Excluding the exchange rate variation of the period, which was considered in the column of prudential and equity adjustments together with the capital index hedge.

Capital Ratios

Main changes in the quarter:

Referential Equity: increased by 5.4%, mainly driven by the net income for the period.

RWA: increased by R$3,086 million, mainly due to the increase in operational and market risks.

BIS ratio: increased by 0.6 p.p. compared to June 2024, due to the net income for the period, offset by the growth in market and operational risk-weighted assets. In September 2024, our BIS ratio was 5.6 p.p. above the minimum required with capital buffers.

In R$ million, end of period	3Q24	2Q24
Common Equity Tier I	178,324	170,045
Tier I (Common Equity + Additional Capital)	199,088	191,101
Referential Equity (Tier I and Tier II)	227,250	215,557
Total Risk-weighted Assets (RWA)	1,304,627	1,301,541
Credit Risk-weighted Assets	1,148,318	1,154,093
Operational Risk-weighted Assets	112,827	107,623
Market Risk-weighted Assets	43,482	39,825
Common Equity Tier I Ratio	13.7%	13.1%
Tier I Capital Ratio[1]	15.2%	14.6%
BIS Ratio[2] (Referential Equity / Total Risk-weighted Assets)	17.2%	16.6%

Note: The ratios were calculated based on the Prudential information, which includes financial institutions, *consórcio* managers, payment institutions, companies that acquire operations or which directly or indirectly assume credit risk and investment funds in which the conglomerate retains substantially all of the risks and benefits.
(1) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3% and 14.7% in Sep-24 and Jun-24, respectively.
(2) The BIS Ratio follows Bacen's instructions and the sum of AT1 with Tier II is limited to the percentage of 3.5% according to CMN Res. No. 4,958. Without this limit, the BIS Ratio would be 17.4% and 16.6% in Sep-24 and Jun-24, respectively.

Liquidity Ratios

These ratios are calculated based on the methodology defined by the Brazilian Central Bank, which is in line with the Basel III international guidelines.

Liquidity Coverage Ratio (LCR)

The average LCR in the quarter was 224.9%, above the 100% limit, which means that we have sufficient resources consistently available to cover losses in stress scenarios.

In R$ millions	Sep-24	Jun-24
HQLA	365,612	374,291
Potential Cash Outflows	162,529	186,137
LCR (%)	224.9%	201.1%

Net Stable Funding Ratio (NSFR)

The NSFR was 124.2% at the end of the quarter, above the 100% limit, which means that we have stable resources available to support the stable resources required in the long term.

In R$ millions	Sep-24	Jun-24
Available Stable Funding	1,314,703	1,292,628
Required Stable Funding	1,058,433	1,057,107
NSFR (%)	124.2%	122.3%

For 2024, the minimum liquidity ratio indicator required by the Brazilian Central Bank is 100%.

Value at Risk - *VaR* [1]

This is one of the main market risk indicators, and a statistical metric that quantifies the potential economic losses which are expected in normal market conditions.

In R$ million, end of period	3Q24	2Q24
VaR by Risk Factor		
Interest Rates	1,113	1,303
Currency	20	26
Shares on the Stock Exchange	79	37
Commodities	15	19
Diversification Effects	(343)	(373)
Total VaR	884	1,012
Maximum VaR in the quarter	963	1,033
Average VaR in the quarter	885	926
Minimum VaR in the quarter	756	809

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

Note: Further information on risk and capital management is available on our Investor Relations website at www.itau.com.br/investor-relations, in the section Results and Reports - Regulatory Reports - Pillar 3.

Results by **Business Segment**

The Pro Forma financial statements of the Retail Business, Wholesale Business and Activities with the Market and Corporation segments presented below are based on managerial information derived from internal models which more accurately reflect the activities of the business units.

Retail Business

Retail business products and services offered to both current account and non-current account holders include: personal loans, mortgage loans, payroll loans, credit cards, acquiring services, vehicle financing, investment, insurance, pension plans and premium bond products, among others. Current account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) Very Small and Small Companies.

Highlights

- The recurring managerial result increased by 1.1% in the quarter, mainly due to the higher financial margin with clients as a result of the greater number of calendar days in the period and the higher average credit volume. We also recorded higher commissions and fees, driven by higher gains from card activities and asset management, in addition to the decrease in cost of credit. On the other hand, non-interest expenses increased, driven by the effects of the negotiation of the collective wage agreement, to higher investments in marketing and the increase in amortization and depreciation expenses, due to the growing investments in technology made over the last few years.
- The recurring managerial result was up 17.6% from the third quarter of 2023, mainly due to: (i) higher financial margin with clients, due to the higher average credit volume; (ii) increase in commissions and fees, driven by the higher credit card transaction volume on card-issuing activities; (iii) increase in the revenue from insurance operations, due to the higher earned premiums and higher commissions and fees from pension plans and insurance services; and (iv) reduction in cost of credit, driven by lower provision for loan losses and decrease in discounts granted.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ
Operating Revenues	25,375	25,057	1.3%	24,145	5.1%
Managerial Financial Margin	15,549	15,375	1.1%	14,826	4.9%
Commissions and Fees	7,155	7,066	1.3%	6,895	3.8%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	2,672	2,616	2.1%	2,424	10.2%
Cost of Credit	(7,265)	(7,518)	-3.4%	(8,088)	-10.2%
Retained Claims	(418)	(399)	4.8%	(365)	14.6%
Other Operating Expenses	(12,497)	(11,927)	4.8%	(11,470)	9.0%
Income before Tax and Minority Interests	5,195	5,213	-0.3%	4,222	23.1%
Income Tax and Social Contribution	(1,322)	(1,376)	-3.9%	(1,006)	31.4%
Minority Interests in Subsidiaries	(113)	(119)	-5.2%	(18)	531.5%
Recurring Managerial Result	3,760	3,717	1.1%	3,198	17.6%
Recurring Return on Average Allocated Capital	23.6%	23.5%	0.1 p.p.	18.8%	4.8 p.p.
Efficiency Ratio (ER)	46.5%	44.7%	1.8 p.p.	44.7%	1.8 p.p.

Loan Portfolio (R$ billion)


+ 5.4%
+ 1.3%
492.7
503.8
503.5
512.4
519.1
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24

Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale).

Results by **Business Segment**

Wholesale Business

The Wholesale Business comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services; ii) the activities of our units abroad; iii) the products and services offered to high-net-worth clients (Private Banking), in addition to middle market companies and institutional clients.

Highlights

- The recurring managerial result was up 12.0% in the quarter, mainly due to the higher financial margin with clients, due to the higher average volume of credit and deposits, and to the higher results from structured operations, in addition to the decrease in cost of credit, due to the lower provision for loan losses, driven by a specific client in the corporate segment.
- The recurring managerial result rose by 8.9% on a year-on-year basis, mainly driven by the increase in the financial margin with clients as a result of the higher liabilities' margin and the increase in the average credit volume, by the increase in commissions and fees, driven by higher gains from fund management and investment banking operations and brokerage services, in addition to the decrease in cost of credit, due to the lower provision for loan losses and decrease in discounts granted.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ
Operating Revenues	14,765	14,154	4.3%	13,967	5.7%
Managerial Financial Margin	10,598	9,834	7.8%	10,169	4.2%
Commissions and Fees	4,000	4,156	-3.8%	3,719	7.6%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	167	164	1.6%	78	112.8%
Cost of Credit	(980)	(1,294)	-24.2%	(1,175)	-16.5%
Retained Claims	(5)	(9)	-51.1%	(7)	-33.9%
Other Operating Expenses	(5,382)	(5,090)	5.8%	(5,094)	5.7%
Income before Tax and Minority Interests	8,397	7,762	8.2%	7,691	9.2%
Income Tax and Social Contribution	(2,660)	(2,652)	0.3%	(2,470)	7.7%
Minority Interests in Subsidiaries	(195)	(163)	19.4%	(134)	45.8%
Recurring Managerial Result	5,542	4,946	12.0%	5,088	8.9%
Recurring Managerial Return on Average Allocated Capital	30.6%	28.3%	2.3 p.p.	28.4%	2.2 p.p.
Efficiency Ratio (ER)	33.2%	32.7%	0.5 p.p.	33.4%	-0.2 p.p.

Loan Portfolio with Private Securities (R$ billion)



+ 11.7%
+ 2.2%
575.6
570.0
575.7
629.4
643.0
Sep-23
Dec-23
Mar-24
Jun-24
Sep-24

Note: In the third quarter of 2024, the segmentation of part of the portfolio previously classified as Very Small and Small Companies (Retail) was revised to Medium-sized Companies (Wholesale).

Activities with the Market + Corporation

Includes: (i) results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities; (ii) financial margin with the market; (iii) costs of Treasury operations; and (iv) equity pickup from companies not linked to any segment.

In R$ millions	3Q24	2Q24	Δ	3Q23	Δ
Operating Revenues	2,554	2,600	-1.8%	1,425	79.2%
Managerial Financial Margin	2,365	2,456	-3.7%	1,279	84.9%
Commissions and Fees	74	110	-33.4%	80	-7.9%
Revenues from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	115	33	246.4%	66	74.9%
Other Operating Expenses	(675)	(610)	10.6%	(475)	42.2%
Income before Tax and Minority Interests	1,879	1,990	-5.6%	950	97.7%
Income Tax and Social Contribution	(507)	(544)	-6.9%	(203)	149.2%
Minority Interests in Subsidiaries	1	(37)	-102.3%	8	-88.8%
Recurring Managerial Result	1,373	1,409	-2.5%	755	81.9%
Recurring Return on Average Allocated Capital	10.6%	12.0%	-1.4 p.p.	9.4%	1.2 p.p.
Efficiency Ratio (ER)	19.7%	16.6%	3.1 p.p.	27.5%	-7.8 p.p.

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which includes units abroad, excluding Latin America, and our operations in Latin America (excluding Brazil). Our operations in Brazil[1] represent 94.1% of the recurring managerial result for the quarter. Our operations in Latin America, achieved a ROE of 12.9%. On November 3, 2023 all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold. The result for Argentina began to be deconsolidated from August 2023.

Brazil[1] (In R$ million, end of period)

	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Operating Revenues	38,750	38,062	1.8%	36,058	7.5%	113,500	104,458	8.7%
Managerial Financial Margin	25,559	24,825	3.0%	23,622	8.2%	74,451	68,210	9.1%
Financial margin with clients	24,386	23,380	4.3%	22,800	7.0%	70,842	65,492	8.2%
Financial margin with the Market	1,174	1,445	-18.8%	821	42.9%	3,609	2,718	32.8%
Commissions and Fees	10,266	10,450	-1.8%	9,885	3.9%	30,743	28,850	6.6%
Revenues from Insurance[2]	2,924	2,787	4.9%	2,551	14.6%	8,306	7,397	12.3%
Cost of Credit	(7,335)	(7,857)	-6.7%	(8,590)	-14.6%	(23,229)	(25,714)	-9.7%
Provision for Loan Losses	(7,549)	(8,229)	-8.3%	(8,449)	-10.7%	(24,076)	(25,506)	-5.6%
Impairment	(368)	(169)	117.9%	(100)	269.0%	(664)	(133)	397.4%
Discounts Granted	(569)	(591)	-3.7%	(1,005)	-43.4%	(1,749)	(2,611)	-33.0%
Recovery of Loan Loans Written Off as Losses	1,151	1,131	1.8%	964	19.4%	3,260	2,536	28.6%
Retained Claims	(419)	(405)	3.3%	(370)	13.3%	(1,206)	(1,135)	6.3%
Other Operating Expenses	(16,370)	(15,577)	5.1%	(14,897)	9.9%	(46,779)	(43,286)	8.1%
Non-interest expenses	(13,805)	(13,065)	5.7%	(12,668)	9.0%	(39,350)	(36,512)	7.8%
Tax Expenses and Other[3]	(2,565)	(2,512)	2.1%	(2,229)	15.1%	(7,429)	(6,774)	9.7%
Income before Tax and Minority Interests	14,626	14,222	2.8%	12,201	19.9%	42,287	34,323	23.2%
Income Tax and Social Contribution	(4,443)	(4,517)	-1.6%	(3,713)	19.6%	(13,176)	(10,154)	29.8%
Minority Interests in Subsidiaries	(134)	(142)	-6.2%	(40)	235.7%	(383)	(99)	288.1%
Recurring Managerial Result	10,050	9,563	5.1%	8,448	19.0%	28,728	24,070	19.4%
Share	94.1%	94.9%	-0.8 p.p.	93.5%	0.7 p.p.	94.1%	91.8%	2.3 p.p.
Return on Average Equity - Annualized[4]	23.8%	23.6%	0.2 p.p.	22.0%	1.8 p.p.	23.3%	21.5%	1.7 p.p.

Latin America (In R$ million, end of period)

	3Q24	2Q24	Δ	3Q23	Δ	9M24	9M23	Δ
Operating Revenues	3,944	3,749	5.2%	3,479	13.4%	11,358	11,356	0.0%
Managerial Financial Margin	2,952	2,840	4.0%	2,653	11.3%	8,606	8,754	-1.7%
Financial margin with clients	3,070	2,883	6.5%	2,759	11.3%	8,697	9,042	-3.8%
Financial margin with the Market	(117)	(43)	173.3%	(106)	10.7%	(92)	(288)	-68.1%
Commissions and Fees	962	882	9.1%	808	19.1%	2,670	2,552	4.6%
Revenues from Insurance[2]	30	27	10.5%	18	65.8%	82	50	64.7%
Cost of Credit	(910)	(954)	-4.6%	(673)	35.2%	(2,621)	(2,078)	26.2%
Provision for Loan Losses	(1,012)	(1,065)	-5.0%	(763)	32.6%	(2,910)	(2,324)	25.2%
Discounts Granted	(21)	(26)	-19.1%	(30)	-29.1%	(84)	(111)	-24.0%
Recovery of Loan Loans Written Off as Losses	122	137	-10.8%	119	2.5%	373	358	4.3%
Retained Claims	(4)	(3)	38.1%	(2)	83.1%	(9)	(5)	77.5%
Other Operating Expenses	(2,184)	(2,050)	6.6%	(2,142)	2.0%	(6,194)	(6,617)	-6.4%
Non-interest expenses	(2,140)	(2,005)	6.8%	(2,074)	3.2%	(6,051)	(6,291)	-3.8%
Tax Expenses and Other[3]	(44)	(45)	-2.7%	(68)	-35.8%	(143)	(326)	-56.2%
Income before Tax and Minority Interests	846	742	13.9%	662	27.8%	2,534	2,656	-4.6%
Income Tax and Social Contribution	(47)	(56)	-16.4%	34	0.0%	(211)	(83)	155.6%
Minority Interests in Subsidiaries	(174)	(177)	-2.0%	(104)	66.8%	(531)	(427)	24.4%
Recurring Managerial Result	626	509	22.8%	592	5.7%	1,792	2,147	-16.5%
Share	5.9%	5.1%	0.8 p.p.	6.5%	-0.7 p.p.	5.9%	8.2%	-2.3 p.p.
Return on Average Equity - Annualized[4]	12.9%	11.3%	1.6 p.p.	12.9%	-0.1 p.p.	12.9%	15.7%	-2.8 p.p.

Main foreign exchange variations compared to the Brazilian Real (BRL)


BRL vs. U.S. Dollar
- 2.0% (Sep-24 vs. Jun-24)
+ 8.8% (Sep-24 vs. Sep-23)
R$ 5.008
R$ 5.559
R$ 5.448
Sep-23 Jun-24 Sep-24
Colombian Peso vs. BRL
+ 2.8% (Sep-24 vs. Jun-24)
- 5.4% (Sep-24 vs. Sep-23)
809.72
745.16
766.28
Sep-23 Jun-24 Sep-24
Uruguayan Peso vs. BRL
+ 7.6% (Sep-24 vs. Jun-24)
- 0.7% (Sep-24 vs. Sep-23)
7.68
7.09
7.63
Sep-23 Jun-24 Sep-24
Chilean Peso vs. BRL
- 2.8% (Sep-24 vs. Jun-24)
- 7.3% (Sep-24 vs. Sep-23)
177.78
169.46
164.80
Sep-23 Jun-24 Sep-24
Paraguayan Guarani vs. BRL
+ 5.4% (Sep-24 vs. Jun-24)
- 1.8% (Sep-24 vs. Sep-23)
1,456
1,356
1,429
Sep-23 Jun-24 Sep-24

(1) Includes units abroad, ex-Latin America. (2) The result from Insurance includes Revenue from Insurance, Pension Plans and Premium Bond Operations before Retained Claims and Selling Expenses. (3) Includes Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses. (4) The Annualized Recurring Managerial Return was calculated by dividing the Recurring Managerial Result by the Average Stockholders' Equity. This result was then multiplied by the number of periods in the year to derive the annualized rate. Note: Information for Latin America is presented in the nominal currencies.

Global Footprint

We present the countries, activities* and the total number of Itaú Unibanco employees.

Our business abroad focuses on the following activities:

1. Corporate & Investment Banking
2. Asset Management
3. Private Banking
4. Retail



France
England
Luxembourg
Spain
Switzerland
Portugal
USA
Mexico
Bahamas
Cayman
Panama
Colombia
Brazil
Peru
Paraguay
Chile
Uruguay
Argentina[1]

* Represents the totality of our operations abroad. (1) On November 3, 2023, all of the shares held in Banco Itaú Argentina S.A. and its subsidiaries were sold , in accordance with announcement to the market. We will continue serving corporate clients, both local and regional, and individuals in the wealth and private banking segments through our foreign units and the Itaú Unibanco S.A. representative office in Argentina.

Countries	Uruguay[1]	Chile	Paraguay	Colombia[2]	Latin America[3]	Other countries	Total
Employees	1,250	4,710	1,202	2,187	9,349	567	96,779
Branches & CSBs	21	133	38	67	259	-	2,959
ATMs	66	134	298	116	614	-	39,727

Note: The Global Footprint map does not include localities and regions in run-off or closing operations; (1) Does not include OCA's 30 Points of Service; (2) Includes employees in Panamá; (3) Latin America ex-Brazil and Argentina (Chile, Colombia, Panama, Paraguay and Uruguay).

Latin America

In R$ millions (in constant currency)	Itaú Chile 3Q24	Itaú Chile 2Q24	Itaú Chile Δ	Itaú Paraguay 3Q24	Itaú Paraguay 2Q24	Itaú Paraguay Δ	Itaú Uruguay 3Q24	Itaú Uruguay 2Q24	Itaú Uruguay Δ
Operating Revenues	**2,360**	**2,417**	**-2%**	**489**	**481**	**2%**	**1,195**	**1,139**	**5%**
Managerial Financial Margin	1,955	2,006	-3%	341	342	0%	782	769	2%
Financial Margin with Clients	2,023	1,985	2%	281	285	-2%	698	679	3%
Financial Margin with the Market	(68)	21	-	60	57	6%	84	90	-6%
Commissions and Fees	405	411	-1%	118	111	7%	413	370	12%
Result from Insurance, Pension Plan and Premium Bonds	-	-	-	29	27	7%	-	-	-
Cost of Credit	**(803)**	**(793)**	**1%**	**(35)**	**(33)**	**8%**	**(82)**	**(98)**	**-17%**
Provision for Loan Losses	(896)	(916)	-2%	(38)	(42)	-10%	(77)	(85)	-9%
Discounts Granted	(12)	(11)	8%	-	-	-	(9)	(15)	-41%
Recovery of Loans Written Off as Losses	105	134	-22%	2	9	-74%	5	3	77%
Retained Claims	-	-	-	**(4)**	**(3)**	**32%**	-	-	-
Other Operating Expenses	**(1,298)**	**(1,268)**	**2%**	**(222)**	**(203)**	**9%**	**(550)**	**(543)**	**1%**
Non-Interest Expenses	(1,261)	(1,227)	3%	(214)	(195)	9%	(548)	(541)	1%
Tax Expenses for ISS, PIS, COFINS and Other Taxes	(37)	(41)	-9%	(8)	(8)	2%	(2)	(2)	10%
Income before Tax and Minority Interests	**259**	**355**	**-27%**	**228**	**242**	**-6%**	**563**	**498**	**13%**
Income Tax and Social Contribution	**74**	**7**	**1032%**	**(61)**	**(67)**	**-9%**	**(158)**	**(143)**	**11%**
Minority Interests in Subsidiaries[1]	**(173)**	**(189)**	**-8%**	-	-	-	-	-	**0%**
Recurring Net Income	160	173	-7%	167	175	-4%	405	356	14%
Return on Average Equity - Annualized	4.9%	5.4%	-0.5 p.p.	29.8%	32.3%	-2.5 p.p.	46.8%	43.3%	3.4 p.p.
Efficiency Ratio	54.3%	51.6%	2.6 p.p.	44.8%	41.6%	3.2 p.p.	45.9%	47.6%	-1.6 p.p.

(1) Minority interests are calculated based on the accounting results of the transaction in BRGAAP.

Highlights of Latin America in constant currency, eliminating the effects of exchange rate variations and using the managerial concept.

Itaú Chile

- Higher margin with clients, due to regularization of a payment made by a corporate portfolio client;
- Decrease in the margin with the market due to lower result from fixed rate securities and volatility of interest and inflation rates;
- Higher expenses on consulting and advisory services and variable compensation.

Itaú Paraguay

- Higher commissions and fees due to current account and financial advisory services;
- Higher expenses due to provision for variable compensation and project expenses.

Itaú Uruguay

- Increase in the margin with clients due to higher volume of demand deposits;
- Higher commissions and fees due to increase in gains from credit card activities and current account fees;
- Lower cost of credit due to downgrades of corporate portfolio clients in 2Q24.
- Increase in expenses on credit card brands and technology.

Additional Information

Comparison between BRGAAP[1] and IFRS

Disclosure of results for the third quarter of 2024, according to International Financial Reporting Standards – IFRS

We present below the differences between our financial statements in BRGAAP and in International Financial Reporting Standards – IFRS.

The complete consolidated financial statements under IFRS for the third quarter of 2024 are available at our website: www.itau.com.br/investor-relations.

R$ million

Balance Sheet	BRGAAP	Adjustments and Reclassifications [2]	IFRS	BRGAAP	Adjustments and Reclassifications [2]	IFRS
		Sep/30/2024			Dec/31/2023	
Total Assets	**3,008,534**	**(225,103)**	**2,783,431**	**2,696,522**	**(153,422)**	**2,543,100**
Cash, Compulsory Deposits and Financial Assets At Amortized Cost [3 4 6]	2,031,452	(46,040)	1,985,412	1,809,905	(44,140)	1,765,765
(-) Provision for Expected Loss at Amortized Cost [5]	(47,240)	2,592	(44,648)	(52,019)	4,480	(47,539)
Financial Assets at Fair Value Through Other Comprehensive Income [4]	306,007	(200,935)	105,072	265,465	(135,259)	130,206
(-) Expected Loss at Fair Value Through Other Comprehensive Income [5]	(2,125)	1,916	(209)	(1,612)	1,445	(167)
Financial Assets at Fair Value Through Profit or Loss [4]	579,860	17,155	597,015	543,209	25,145	568,354
Insurance Contracts	-	73	73	-	141	141
Tax Assets [7]	84,884	(13,589)	71,295	77,506	(12,985)	64,521
Investments in Associates and Joint Ventures, Goodwill, Fixed Assets, Intangible Assets, Assets Held for Sale and Other Assets	55,696	13,725	69,421	54,068	7,751	61,819
Total Liabilities	**2,807,432**	**(234,988)**	**2,572,444**	**2,507,587**	**(163,537)**	**2,344,050**
Financial Assets at Amortized Cost [3 6]	2,323,605	(223,733)	2,099,872	2,099,489	(155,327)	1,944,162
Financial Assets at Fair Value Through Profit or Loss [4]	72,135	(1,157)	70,978	54,361	(1,030)	53,331
Provision for Expected Loss (Loan Commitments and Financial Guarantees) [5]	4,065	830	4,895	3,448	750	4,198
Insurance and Private Pension Contracts	299,983	(774)	299,209	271,840	(294)	271,546
Provisions	18,971	-	18,971	19,744	-	19,744
Tax Liabilities [7]	20,576	(9,111)	11,465	16,475	(7,273)	9,202
Other Liabilities	68,097	(1,043)	67,054	42,230	(363)	41,867
Total Stockholders' Equity	**201,102**	**9,885**	**210,987**	**188,935**	**10,115**	**199,050**
Non-controlling Interests	8,854	768	9,622	8,147	726	8,873
Total Controlling Stockholders' Equity [8]	192,248	9,117	201,365	180,788	9,389	190,177

[1] BRGAAP represents accounting practices in force in Brazil for financial institutions, according to regulation of the Central Bank of Brazil;
[2] Resulted from reclassification of assets and liabilities and other effects from the adoption of IFRS;
[3] Resulted from the elimination of transactions between parent company and exclusive funds (particularly PGBL and VGBL funds), which are consolidated under IFRS;
[4] Refer to reclassification of financial assets between measurement categories at fair value and amortized cost;
[5] Application of criterion for calculation of Expected Loss as set forth by IFRS;
[6] Difference in accounting, particularly from Foreign Exchange Portfolio, which are now be presented as net effect between Assets and Liabilities;
[7] Difference in accounting, particularly deffered taxes, which are now accounted for as net effect between Assets and Liabilities in each one of the consolidated companies;
[8] Reconciliation of Controlling Stockholders' Equity is presented in the following table.

Below is the reconciliation of Results to Stockholders' Equity, with the conceptual description of major adjustments.

R$ million

Reconciliation	Stockholders Equity *	Result *				
	Sep/30/2024	3rd Q/24	2nd Q/24	3rd Q/23	jan-sep/24	jan-sep/23
BRGAAP - Values Attributable to Controlling Stockholders	**192,248**	**10,194**	**9,895**	**7,539**	**29,672**	**24,196**
(a) Expected Loss - Loan and Lease Operations and Other Financial Assets	2,099	(292)	(211)	(176)	(1,107)	(743)
(b) Adjustment to Fair Value of Financial Assets	(3,351)	742	(515)	(137)	89	73
(c) Criteria for Write-Off of Financial Assets	1,826	(16)	77	175	165	510
(d) Reversal for Amortization of Goodwill	4,428	204	168	171	538	465
(e) Adjustment to Fair Value of Derivatives	1,385	(498)	610	554	606	150
Other adjustments	2,730	32	49	232	287	(318)
IFRS - Values Attributable to Controlling Stockholders	**201,365**	**10,366**	**10,073**	**8,358**	**30,250**	**24,332**
IFRS - Values Attributable to Minority Stockholders	9,622	229	297	111	755	600
IFRS - Values Attributable to Controlling Stockholders and Minority Stockholders	210,987	10,595	10,370	8,469	31,005	24,932

* Events net of tax effects

Differences between IFRS and BRGAAP Financial Statements

(a) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.[9]

(b) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.

(c) Criterion for write-off of financial assets on IFRS considers the recovery expectative.

(d) Reversal of the Amortization of Goodwill under BRGAAP.

(e) Recognition of lhe fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in lhe IFRS.

[9] More details in the Complete Financial Statements for January to September, 2024.

Glossary

Executive Summary

Operating Revenues
The sum of Managerial Financial Margin, Commissions and Fees and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

Managerial Financial Margin
The sum of the Financial Margin with Clients and the Financial Margin with the Market.

Recurring Managerial Return on Average Equity – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Stockholders' Equity. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the dividends proposed after the balance sheet closing dates, which have not yet been approved at the annual Stockholders' or Board meetings.

Recurring Managerial Return on Average Assets – Annualized
Obtained by dividing the Recurring Managerial Result by the Average Assets.

Coverage Ratio
Obtained by dividing the total allowance balance by the balance of operations overdue for more than 90 days.

Efficiency Ratio
Obtained by dividing the Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Other Taxes).

Recurring Managerial Result per Share
Calculated based on the weighted average number of outstanding shares for the period, including stock splits when they take place.

Dividends and Interest on Own Capital Net of Taxes
Corresponds to the distribution of a portion of the profits to stockholders, paid or provisioned, declared and posted in Stockholders' Equity.

Market Capitalization
Obtained by multiplying the total number of outstanding shares (common and non-voting shares) by the average price per non-voting share on the last trading day of the period.

Tier I Capital Ratio
The sum of the Common Equity Tier I and the Additional Tier I Capital, divided by the Total Risk Weighted Assets.

Cost of Credit
Composed of the Result from Loan Losses, Impairment and Discounts Granted.

Mix of Products
Change in the composition of credit risk assets between periods.

Average asset portfolio
Includes the portfolio of credit and private securities, net of loans more than 60 days overdue, but excluding the effects of average exchange rate variations during the periods.

Asset spreads
Variations in the spreads on credit risk assets between periods.

Annualized average rate of financial margin with clients
Obtained by dividing the Financial Margin with Clients by the average daily balances of spread-sensitive operations, working capital and others. This figure is divided by the number of calendar days in the quarter and annualized (rising to 360) to obtain the annual rate.

Managerial Financial Margin

Financial margin with clients
Consists of spread-sensitive operations, working capital and others. Spread-sensitive operations include: (i) the margin on assets, which is the difference between the amount received from loan operations and private securities and the cost of money charged by treasury banking, and (ii) the liabilities margin, which is the difference between the cost of funding and the amount received from treasury banking. The working capital margin is the interest on working capital at a fixed interest rate.

Financial margin with the market
Includes treasury banking, which manages mismatches between assets and liabilities - Asset and Liability Management (ALM), terms, the rates of interest, foreign exchange and others, and treasury trading, which manages proprietary portfolios and may assume guiding positions, in compliance with the limits established by our risk appetite.

Credit Quality

NPL Ratio (over 90 days)
Calculated by dividing the balance of loans which have been non-performing for longer than 90 days by the total loan portfolio. Loans overdue for more than 90 days include the total balance of transactions with at least one installment more than 90 days overdue.

NPL Creation
The balance of loans that became more than 90 days overdue during the quarter.

Cost of Credit over Total Risk
Calculated by dividing the Cost of Credit by the average value of the Loan Portfolio for the last two quarters.

Results from Insurance, Pension Plan and Premium Bonds

Underwriting Margin
The sum of earned premiums, retained claims and selling expenses.

Combined Ratio
The sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and COFINS and other taxes divided by earned premiums.

Credit Portfolio

Loan-to-Value
Ratio of the financing amount to the value of the underlying real estate.

Funding

Loan Portfolio over Gross Funding
Obtained by dividing Loans by Gross Funding (Funding from Clients, Funds from Acceptance and Issuance of Securities Abroad, Borrowing and Others) at the end of the period.

Currency
Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents denominated in foreign currency.

Capital, Liquidity and Market Indicators

Value at Risk (VaR)
A statistical metric that quantifies the potential economic loss to be expected in normal market conditions. The consolidated VaR of Itaú Unibanco is calculated based on a Historical Simulation of the bank's total exposure to market risk, at a confidence level of 99%, a historical period of four years (1000 business days) and a holding period of one day. In addition, using a conservative approach, the VaR is calculated daily, whether volatility-weighted or not, and the final VaR is whichever of the two methodologies is the most restrictive.

Common Equity Tier I
The sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

Additional Tier I Capital
Consists of instruments of a perpetual nature, which meet the eligibility requirements.

Tier I Capital
The sum of the Common Equity Tier I and the Additional Tier I Capital.

Tier II Capital
Consists of subordinated debt instruments with defined maturity dates that meet the eligibility requirements.

Total Capital
The sum of the Tier I and Tier II Capital.

Total Risk Weighted Assets
Consists of the sum of the portions related to the credit risk exposure (RWA_{CPAD}), the market risk capital requirement (RWA_{MINT}) and the operational risk capital requirement (RWA_{OPAD}).

Results by Business Segment

Retail Business
Consists of the offering of banking products and services to both current account and non -current account holders. Products and services offered include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Wholesale Business
Covers the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for investment banking services, the activities of our units abroad, and the products and services offered to high-net worth clients (Private Banking), middle market companies and institutional clients.

Activities with the Market + Corporation
The Activities with the Market + Corporation column presents the results of the capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also includes the financial margin with the market, the costs of Treasury operations, the equity pickup from companies not linked to each segment and our interest in Porto Seguro.

Our Shares

Book Value per Share
Calculated by dividing the Stockholders' Equity on the last day of the period by the number of outstanding shares.

(A free translation of the original in Portuguese)

Report of independent auditors on supplementary information

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. ("Bank") and Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as of September 30, 2024, on which we issued an unmodified audit report dated November 4, 2024, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the three month period ended at September 30, 2024.

Scope of the review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information; and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30, 2024, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, November 4, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

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3Q24

Itaú Unibanco Holding S.A.

Complete Financial Statements in BRGAAP

September 30, 2024

Management Report 9M24

itaú 100 | The future will be made with you

On September 27, we celebrated 100 years of history. We have witnessed many economic and political transformations; we have overcome challenges that seemed unsurmountable and we are currently living with immense and rapid technological transformations. We have reached this milestone looking forward to the next 100 years, with the certainty that we have the client at the center of everything we do, that we are Made of Future and confident in our ability to adapt. We move forward without becoming complacent and open to the world and its constant changes.

Learn more about our history and legacy on the Investor Relations website

Access

Highlights of the first nine months of 2024

Key indicators and ratios of our performance from January to September 2024 over the same period of the previous year:

Recurring **Managerial Result**

R$30.5 billion

9M23 16.4% ▲

Credit **portfolio**[1]

R$1.3 trillion

9M23 9.9% ▲

ROE **Recurring Managerial**

22.2%

9M23 130 bps ▲

Performance 9M24 X 9M23

Financial Margin with Clients

R$79.5 billion

6.7% ▲

Efficiency Ratio

39.1%

- 70 bps ▼

Tier 1 Capital Ratio [2]

15.2%

60 bps ▲

The total credit portfolio grew by 9.9% compared to the previous year. The increase in the credit portfolio in Brazil was 10.0% and occurred in all segments: 5.1% in individuals, 12.3% in very small, small and middle market loans and 14.4% in corporate loans. The portfolio in Latin America increased by 9.2%.

The positive effect of the growth in the credit portfolio, the higher liabilities' margin, in addition to higher gains from structured operations in the wholesale business segment led to a 6.7% growth in financial margin with clients.

In the same vein, we had reduction of 7.0% in the cost of credit and increase of 44.8% in financial margin with the market.

Commissions and fees had an increase of 6.4%, mainly due to higher transaction volume from card-issuing activities, in addition to higher gains from fund management fees and investment banking. Also noteworthy was the 13.8% growth in insurance, pension plan and premium bonds, with increases in earned premiums from insurance, pension plan funds balances and revenues from premium bonds.

The non-interest expenses rose by 6.1%, while our 12-month accumulated efficiency ratio decreased 80 bps and stood at 39.4%.

(1) Includes financial guarantees provided and corporate securities. (2) Considering the limit of 1.5% for AT1, according to CMN Res. No. 4,958. Without this limit, the Tier I Capital Ratio would be 15.3%.

We present below the key indicators comprising our results:

In R$ billions

Income information	9M24	9M23	Variation
Operating Revenues[1]	**124.9**	**115.8**	**7.8%**
Managerial Financial Margin	83.1	77.0	7.9%
Financial Margin with Clients	79.5	74.5	6.7%
Financial Margin with the Market	3.5	2.4	44.8%
Commissions and Fees	33.4	31.4	6.4%
Revenues from Insurance, Pension Plans and Premium Bonds	8.4	7.4	12.6%
Cost of Credit	(25.9)	(27.8)	-7.0%
Non-interest Expenses	(45.4)	(42.8)	6.1%
Recurring Managerial Result	**30.5**	**26.2**	**16.4%**
Net Income	29.7	24.2	22.6%
Recurring Managerial Return on Annualized Average Equity[2]	22.2%	20.9%	130 bps
Recurring on Annualized Average Equity[3]	21.6%	19.3%	230 bps

Shares	9M24	9M23	Variation
Net Income per Share - Basic - R$	**3.03**	**2.47**	**22.7%**
Book Value per Share - R$ (Outstanding on 09/30)	19.63	17.75	10.6%
Dividends and Interest on Own Capital net of Taxes per Share - R$	0.79	0.81	-3.3%
Average Financial Daily Trading Volume	1.4	1.4	-2.9%
B3 (ON+PN)	0.8	0.8	-1.0%
NYSE (ADR)	0.6	0.6	-5.3%
Market Capitalization[4]	356.6	266.2	33.9%

(1) Operating Revenues represents the sum of Managerial Financial Margin, Commissions and Fees and Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) The return is calculated by dividing the Recurring Managerial Result by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (3) The return is calculated by dividing the Net Income by the Average Shareholders' Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. (4) Total number of outstanding shares (common and nonvoting shares) multiplied by the average price per non-voting share on the last trading day in the period.

Initiatives

We have integrated brokerage platform with the íon app

We are constantly improving íon app with new features, tools and solutions. It is now Itaú Corretora's official trading platform for mobile devices, providing 100% of the functionality required for trading financial assets on the stock exchange in an integrated and intuitive way.

Know more

We have joined IFACC (Financial Innovation for the Amazon, Cerrado and Chaco)

By joining IFACC, we have integrated our ESG Agro products as part of the commitment to promote sustainable practices that contribute to reducing deforestation. The objective is to expand loans and investments aimed at sustainable cattle and soy production, agroforestry systems and sustainable management of non-timber forest products in the Amazon, Cerrado and Chaco biomes.

Know more

Awards and Recognitions


Valor
1000
2024
Empresa de Valor

We are the first bank to receive the "Empresa de Valor" (Valuable Company) award in the history of Valor 1000. This award selects the best company in Brazil from all sectors. For the third year running, we won in the banking category of the ranking prepared by Valor Econômico.

Dream company

Since 2022, the consultancy Cia de Talentos has been listening to professionals and students from different hierarchical levels, to map out the companies and brands at the top of their wish lists for building a solid career. This year, we came in second place among the ten dream companies for professionals in the Pesquisa Carreira dos Sonhos (Dream Career Survey).

Payment of Interest on Capital (IOC)

We inform our stockholders the approval of the payment of interest on capital to stockholders in the amount of R$0.27298 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.232033 per share[1], which will be made until April 30, 2025. The calculation will be based on the final stockholding position recorded on September 19, 2024, with their shares traded "ex-rights" starting September 20, 2024.

Access the Material Fact of 08.29.2024

1) Except for the corporate stockholders able to prove that they are immune or exempt from such withholding.

Tier 2 Subordinated Financial Bills

We announce to the market that we have issued Tier 2 Subordinated Financial Bills in the total amount of R$3.1 billion, in negotiations with professional investors. These Financial Bills have maturity in 2034, with a repurchase option from 2029, subject to prior authorization from the Central Bank of Brazil.

Access the Announcement to the Market of 08.22.2024

Perpetual Subordinated Financial Bills

We announce to the market that we have issued Perpetual Subordinated Financial Bills in the total amount of R$1 billion, in private negotiations with professional investors. The Financial Bills are perpetual in nature and may be repurchased as from 2029, subject to the prior authorization of the Central Bank of Brazil.

Access the Announcement to the Market of 09.18.2024

Evolution of our ESG[1] Strategy

We announce to our stockholders and the market in general the update of our ESG strategy. We have integrated sustainability practices into our operations, business and relationships with society. We have revised our strategy to ensure client centricity in line with society's demands, market trends, opportunities, risks and global challenges. The evolution of the ESG strategy was based on three main pillars: Diversity and Development, Climate Transition and Sustainable Finance.

We also announce the achievement of our 2019 target of contributing R$400 billion to sustainable development and reaffirm our commitment to a sustainable future by expanding the timeframe and value of this strategic goal to R$1 trillion in sustainable finance by 2030[2].

Access the Announcement to the Market of 11.04.2024 **Access the Sustainability website**

1) Environmental, Social and Governance.
2) The strategic goal covers the period from Jan-20 to Dec-30 and considers our old commitment of R$400 billion and projects a further R$600 billion. From Jan-25, new accounting criteria will be considered in line with advances in the sustainable finance taxonomy published on the sustainability website.

Acknowledgements

We wish to thank our employees who, even amidst scenarios of intense transformation, have constantly adapted and remain committed to providing our customers with the best solutions, enabling us to continue producing sound results. We wish to thank our clients and shareholders for their interest and trust in our work, motivating us to always do better.

(Approved by the Board of Directors meeting on November 04, 2024).

BOARD OF DIRECTORS

Co-Chairmen

Pedro Moreira Salles
Roberto Egydio Setubal

Vice President

Ricardo Villela Marino

Members

Alfredo Egydio Setubal
Ana Lúcia de Mattos Barretto Villela
Candido Botelho Bracher
Cesar Nivaldo Gon
Fábio Colletti Barbosa
Fabricio Bloisi Rocha
João Moreira Salles
Maria Helena dos Santos Fernandes de Santana
Paulo Antunes Veras
Pedro Luiz Bodin de Moraes

AUDIT COMMITTEE

Chairperson

Maria Helena dos Santos Fernandes de Santana

Members

Alexandre de Barros
Fernando Barçante Tostes Malta
Luciana Pires Dias
Ricardo Baldin
Rogério Carvalho Braga

FISCAL COUNCIL

Chairman

Gilberto Frussa

Members

Eduardo Hiroyuki Miyaki
Igor Barenboim

BOARD OF EXECUTIVE OFFICERS

Chief Executive Officer and Member of the Executive Committee

Milton Maluhy Filho

Officers and Members of the Executive Committee

Alexandre Grossmann Zancani
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura (1)
José Virgílio Vita Neto
Matias Granata
Pedro Paulo Giubbina Lorenzini
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman

Officers

Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
André Balestrin Cestare
André Maurício Geraldes Martins
Cristiano Guimarães Duarte
Daniel Sposito Pastore
Daniela Pereira Bottai
Emerson Macedo Bortoloto
Eric André Altafim
Guilherme Barros Leite de Albuquerque Maranhão
Gustavo Lopes Rodrigues (2)
José Geraldo Franco Ortiz Junior
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Maira Blini de Carvalho
Marcia Kinsch de Lima
Mário Newton Nazareth Miguel
Michele Maria Vita (1)
Paulo Sergio Miron
Pedro Henrique Moreira Ribeiro
Rafael Vietti da Fonseca
Renato Barbosa do Nascimento
Renato da Silva Carvalho
Renato Lulia Jacob
Rubens Fogli Netto
Tatiana Grecco
Vinícius Santana

1) Elected at the Meeting of the Board of Directores on 09/26/2024, took office on 10/24/2024.
2) Group Head of Investor Relations.

Accountant

Arnaldo Alves dos Santos
CRC 1SP210058/O-3

ITAÚ UNIBANCO S.A.

Chief Executive Officer and Member of the Executive Committee
Milton Maluhy Filho

Officers and Members of the Executive Committee
Alexandre Grossmann Zancani
André Luís Teixeira Rodrigues
Carlos Fernando Rossi Constantini
Carlos Orestes Vanzo
Flávio Augusto Aguiar de Souza
Gabriel Amado de Moura (1)
José Virgílio Vita Neto
Matias Granata
Ricardo Ribeiro Mandacaru Guerra
Sérgio Guillinet Fajerman (1)

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Tchen Cardoso Alves
Alessandro Anastasi
Alexandre Borin Ribeiro
Álvaro de Alvarenga Freire Pimentel
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare
André Mauricio Geraldes Martins
Andrea Carpes Blanco
Angelo Russomano Fernandes
Antonio Rafael de Souza
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Beatriz Couto Dellevedove Bernardi
Bruno Bianchi
Bruno Machado Ferreira
Caio Barbosa Lima Moreno
Carlos Augusto Salamonde
Carlos Eduardo de Almeida Mazzei
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiano Guimarães Duarte
Cristina Gouveia Aguiar
Daniel Nascimento Goretti
Daniel Sposito Pastore
Davi Faleiros Franco da Rocha
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Coutinho de Oliveira Amorim
Eduardo Nogueira Domeque
Eduardo Queiroz Tracanella
Eric André Altafim
Estevão Carcioffi Lazanha
Fabio Horta Motta Marques da Costa
Fábio Napoli
Fabio Rodrigo Reis Oliveira
Fábio Rodrigo Villa
Fabricio Dore de Magalhães
Felipe Piccoli Aversa
Felipe Sampaio Nabuco
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Kontopp de Oliveira
Fernando Mattar Beyruti
Fernando Silva Dias de Castro

Officers (continued)
Flavio Ribeiro Iglesias
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Giovana Aparecida Braccialli Vinci
Guilherme Pessini Carvalho
Gustavo Andres
Gustavo Lopes Rodrigues
Haroldo Coutinho de Lucena Neto (1)
João Carlos do Amaral dos Santos
João Filipe Fernandes da Costa Araújo
José de Castro Araújo Rudge Filho
José Geraldo Franco Ortiz Junior
Laila Regina de Oliveira Pena de Antonio
Leandro Alves
Leandro Roberto Dominiquini
Leandro Rocha de Andrade
Lineu Carlos Ferraz de Andrade
Luciana Nicola
Luís Eduardo Gross Siqueira Cunha
Luiz Felipe Monteiro Arcuri Trevisan
Maira Blini de Carvalho
Marcelo Bevilacqua Gambarini
Marcia Kinsch de Lima
Marcio Luís Domingues da Silva
Marco Flavio Trajano Mattos
Marcus Viana de Gusmão
Maria Estela Castanheira Saab Caiuby Novaes
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Mário Newton Nazareth Miguel
Michel Cury Chain
Michele Maria Vita
Milena de Castilho Lefon Martins
Odacir José Fernandes Peixoto
Pedro Barros Barreto Fernandes
Pedro Campos Bias Fortes
Pedro Henrique Moreira Ribeiro
Pedro Prates Rodrigues
Rafael Bastos Heringer
Rafael Vietti da Fonseca
Renata Cristina de Oliveira
Renato Bereznjak Cunha (2)
Renato Cesar Mansur
Renato da Silva Carvalho
Renato Giongo Vichi
Renato Lulia Jacob
Ricardo Nuno Delgado Gonçalves
Rita Rodrigues Ferreira Carvalho
Roberta Anchieta da Silva
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Rodrigues Baia
Rogerio Vasconcelos Costa
Rubens Fogli Netto
Sandra Cristina Mischiatti Lancellotti
Tatiana Grecco
Tatyana Montenegro Gil
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Tiago Augusto Morelli
Ullisses Christian Silva Assis
Valéria Aparecida Marretto
Vinicius Santana
Wagner Bettini Sanches

1) Elected at the Extraordinary General Stockholders' Meeting on 10/01/2024, approved by BACEN on 10/29/2024.
2) Elected at the Extraordinary General Stockholders' Meeting on 10/21/2024, in phase of approval by BACEN.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Assets	Note	09/30/2024	12/31/2023
Current and Non-current assets		**2,973,483**	**2,656,713**
Cash		**37,868**	**32,001**
Interbank investments	**2b IV, 4**	**395,395**	**286,980**
Money market		336,255	233,812
Money market and Interbank deposits – assets guaranteeing technical provisions	8b	4,349	2,177
Interbank deposits		54,791	50,991
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**1,041,759**	**984,279**
Own portfolio		398,874	361,639
Subject to repurchase commitments		152,382	182,290
Pledged in guarantee		56,561	59,806
Securities under resale agreements with free movement		57,310	47,730
Deposited with the Central Bank of Brazil		2,875	4,079
Derivative financial instruments		72,320	56,383
Assets guaranteeing technical provisions	8b	301,437	272,352
Interbank accounts		**230,639**	**229,052**
Pending settlement		77,345	83,321
Central Bank of Brazil deposits		153,030	145,404
National Housing System (SFH)		124	7
Correspondents		140	320
Interbranch accounts		**40**	**55**
Loan, lease and other credit operations	**6**	**914,638**	**855,343**
Operations with credit granting characteristics	2b VII	961,808	907,362
(Provision for loan losses)	2b IX	(47,170)	(52,019)
Other receivables		**344,977**	**263,428**
Current tax assets		15,053	14,240
Deferred tax assets	11b I	70,191	63,509
Sundry	10a	259,733	185,679
Other assets	**2b XI**	**8,167**	**5,575**
Assets held for sale		1,030	664
(Valuation allowance)		(191)	(248)
Other non-financial assets		2,075	10
Unearned reinsurance premiums		79	45
Prepaid expenses	2b XI, 10c	5,174	5,104
Permanent assets		**35,051**	**39,809**
Investments	**2b XII**	**8,483**	**13,180**
Associates and joint ventures		8,259	7,587
Other investments		224	5,600
(Allowance for losses)		-	(7)
Real estate	**2b XIII, 13**	**9,099**	**9,023**
Fixed assets		7,057	6,733
Other fixed assets		17,774	17,328
(Accumulated depreciation)		(15,732)	(15,038)
Goodwill and Intangible assets	**2b XIV, 2b XV, 14**	**17,469**	**17,606**
Goodwill		928	979
Intangible assets		46,524	42,087
(Accumulated amortization)		(29,983)	(25,460)
Total assets		**3,008,534**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet

(In millions of reais)

Liabilities and stockholders' equity	Note	09/30/2024	12/31/2023
Current and Non-current liabilities		**2,807,432**	**2,507,587**
Deposits	**2b IV, 7b**	**1,020,490**	**951,352**
Demand deposits		123,132	105,634
Savings deposits		176,843	174,765
Interbank deposits		5,833	6,448
Time deposits		707,127	656,591
Other deposits		7,555	7,914
Deposits received under securities repurchase agreements	**2b IV, 7c**	**448,566**	**389,311**
Own portfolio		143,072	178,775
Third-party portfolio		217,195	134,807
Free portfolio		88,299	75,729
Funds from acceptances and issuance of securities	**2b IV, 7d**	**308,230**	**301,635**
Real estate, mortgage, credit and similar notes		222,462	228,414
Foreign loans through securities		69,454	62,999
Funding from structured operations certificates		16,314	10,222
Interbank accounts		**92,075**	**86,553**
Pending settlement		87,010	86,204
Correspondents		5,065	349
Interbranch accounts		**15,332**	**9,551**
Third-party funds in transit		15,332	9,549
Internal transfer of funds		-	2
Borrowing and onlending	**2b IV, 7e**	**118,337**	**99,788**
Borrowing		101,722	86,701
Onlending		16,615	13,087
Derivative financial instruments	**2b VI, 5f**	**69,702**	**53,495**
Technical provision for insurance, pension plan and premium bonds	**2b XVI, 8a**	**303,683**	**274,994**
Allowance for financial guarantees provided and loan commitments	**6c**	**3,961**	**3,361**
Provisions	**9b**	**16,417**	**17,110**
Other liabilities		**410,639**	**320,437**
Current tax liabilities	2b XVII, 2b XVIII, 11c	14,424	12,841
Deferred tax liabilities	2b XVIII, 11b II	8,707	6,267
Subordinated debt	7f	54,687	46,677
Sundry	10d	332,821	254,652
Total stockholders' equity of controlling shareholders	**15**	**192,248**	**180,788**
Capital		90,729	90,729
Capital reserves		2,488	2,617
Revenue reserves		104,309	95,205
Other comprehensive income	2b V, 2b VI	(4,910)	(7,752)
(Treasury shares)		(368)	(11)
Non-controlling interests	15e	8,854	8,147
Total stockholders' equity		**201,102**	**188,935**
Total liabilities and stockholders' equity		**3,008,534**	**2,696,522**

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Income related to financial operations		**221,832**	**211,784**
Loan, lease and other credit operations		101,970	98,717
Securities, derivative financial instruments and other		87,564	82,921
Financial income related to insurance, pension plan and premium bonds operations		18,795	20,590
Foreign exchange operations		4,223	87
Compulsory deposits		9,280	9,469
Expenses related to financial operations		**(148,787)**	**(141,137)**
Money market		(116,015)	(117,247)
Financial expenses on technical provisions for insurance, pension plan and premium bonds		(18,198)	(19,903)
Borrowing and onlending		(14,574)	(3,987)
Income related to financial operations before loan losses		**73,045**	**70,647**
Result of provision for loan losses	6	**(20,494)**	**(24,281)**
Expenses for provision for loan losses		(23,929)	(27,519)
Income related to recovery of credits written off as loss		3,435	3,238
Gross income related to financial operations		**52,551**	**46,366**
Other operating revenues / (expenses)		**(16,760)**	**(15,271)**
Commissions and banking fees	10e	36,697	35,535
Result from insurance, pension plan and premium bonds operations		4,411	3,976
Personnel expenses	10f	(22,996)	(21,611)
Other administrative expenses	10g	(19,108)	(18,225)
Provision expenses	9b	(4,395)	(3,766)
Provision for lawsuits civil		(1,170)	(1,111)
Provison for labor claims		(2,896)	(1,800)
Provison for tax and social security obligations and Other risks		(329)	(855)
Tax expenses	2b XVIII, 11a II	(7,391)	(7,310)
Equity in earnings of associates, joint ventures and other investments		851	631
Other operating revenues		7,222	3,738
Other operating expenses	10h	(12,051)	(8,239)
Operating income		**35,791**	**31,095**
Non-operating income	3	**376**	**(1,284)**
Income before taxes on income and profit sharing		**36,167**	**29,811**
Income tax and social contribution	**2b XVIII, 11a I**	**(5,529)**	**(4,927)**
Due on operations for the period		(10,309)	(9,797)
Related to temporary differences		4,780	4,870
Profit sharing – Management Members - Statutory	**16b**	**(261)**	**(202)**
Non-controlling interests	**15e**	**(705)**	**(486)**
Net income		**29,672**	**24,196**
Earnings per share - Basic	**18**		
Common		3.03	2.47
Preferred		3.03	2.47
Earnings per share - Diluted	**18**		
Common		3.01	2.45
Preferred		3.01	2.45
Weighted average number of outstanding shares - Basic	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,831,757,567	4,839,375,710
Weighted average number of outstanding shares - Diluted	**18**		
Common		4,958,290,359	4,958,290,359
Preferred		4,904,841,252	4,899,192,716

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Comprehensive Income

(In millions of reais)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Consolidated net income		**30,377**	**24,682**
Financial assets available for sale		(55)	(101)
Change in fair value		(3,374)	(1,353)
Tax effect		1,256	629
(Gains) / losses transferred to income statement		3,750	1,132
Tax effect		(1,687)	(509)
Hedge		(984)	392
Cash flow hedge	5f V	5	147
Change in fair value		(4)	291
Tax effect		9	(144)
Hedge of net investment in foreign operation	5f V	(989)	245
Change in fair value		(1,905)	448
Tax effect		916	(203)
Insurance contracts and private pension		187	-
Change in interest rate		327	-
Tax effect		(140)	-
Remeasurements of liabilities for post-employment benefits [(1)]		(27)	(18)
Remeasurements	19	(45)	(29)
Tax effect		18	11
Foreign exchange variation in foreign investments		3,721	630
Total other comprehensive income		**2,842**	**903**
Total comprehensive income		**33,219**	**25,585**
Comprehensive income attributable to the owners of the parent company		**32,514**	**25,099**
Comprehensive income attributable to non-controlling interests		**705**	**486**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

(In millions of reais)

		Attributed to owners of the parent company												
						Other comprehensive income								
	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Available for sale securities Adjustments [1]	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [2]	Retained earnings	Total stockholders' equity – owners of the parent company	Total stockholders' equity – non controlling interests	Total
Total - 01/01/2023		90,729	(71)	2,477	76,600	(3,019)	-	(1,520)	2,984	(7,255)	-	160,925	8,810	169,735
Adoption of accounting policy	2b	-	-	-	-	-	-	-	2,806	-	(2,613)	193	-	193
Transactions with owners		-	38	(54)	-	-	-	-	-	-	-	(16)	(675)	(691)
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares	15	-	727	(3)	-	-	-	-	-	-	-	724	-	724
Recognition of share-based payment plans		-	-	(51)	-	-	-	-	-	-	-	(51)	-	(51)
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	-	(675)	(675)
Corporate reorganization	2b I, 3	-	-	-	(32)	-	-	-	-	-	-	(32)	-	(32)
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	51	51	-	51
Total comprehensive income		-	-	-	-	(101)	-	(18)	(2,176)	392	24,196	22,293	486	22,779
Consolidated net income		-	-	-	-	-	-	-	-	-	24,196	24,196	486	24,682
Other comprehensive income		-	-	-	-	(101)	-	(18)	(2,176)	392	-	(1,903)	-	(1,903)
Appropriations:														
Legal reserve		-	-	-	1,200	-	-	-	-	-	(1,200)	-	-	-
Statutory reserves		-	-	-	11,062	-	-	-	-	-	(11,062)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(371)	(371)
Interest on capital		-	-	-	-	-	-	-	-	-	(9,372)	(9,372)	-	(9,372)
Total - 09/30/2023	15	90,729	(33)	2,423	88,830	(3,120)	-	(1,538)	3,614	(6,863)	-	174,042	8,250	182,292
Change in the period		-	38	(54)	12,230	(101)	-	(18)	630	392	-	13,117	(560)	12,557
Total - 01/01/2024		90,729	(11)	2,617	95,205	(1,996)	-	(1,844)	2,630	(6,542)	-	180,788	8,147	188,935
Transactions with owners		-	(357)	(129)	-	-	-	-	-	-	-	(486)	571	85
Acquisition of treasury shares	15	-	(1,220)	-	-	-	-	-	-	-	-	(1,220)	-	(1,220)
Result of delivery of treasury shares	15	-	863	(18)	-	-	-	-	-	-	-	845	-	845
Recognition of share-based payment plans		-	-	(111)	-	-	-	-	-	-	-	(111)	-	(111)
(Increase) / Decrease to the owners of the parent company	2b I, 15	-	-	-	-	-	-	-	-	-	-	-	571	571
Corporate reorganization	2b I, 3	-	-	-	(304)	-	-	-	-	-	-	(304)	-	(304)
Other		-	-	-	(238)	-	-	-	-	-	-	(238)	-	(238)
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	30	30	-	30
Total comprehensive income		-	-	-	-	(55)	187	(27)	3,721	(984)	29,672	32,514	705	33,219
Consolidated net income		-	-	-	-	-	-	-	-	-	29,672	29,672	705	30,377
Other comprehensive income		-	-	-	-	(55)	187	(27)	3,721	(984)	-	2,842	-	2,842
Appropriations:														
Legal reserve		-	-	-	1,406	-	-	-	-	-	(1,406)	-	-	-
Statutory reserves		-	-	-	19,240	-	-	-	-	-	(19,240)	-	-	-
Dividends		-	-	-	-	-	-	-	-	-	-	-	(569)	(569)
Interest on capital		-	-	-	-	-	-	-	-	-	(9,056)	(9,056)	-	(9,056)
Total - 09/30/2024	15	90,729	(368)	2,488	104,309	(2,051)	187	(1,871)	6,351	(7,526)	-	192,248	8,854	201,102
Change in the period		-	(357)	(129)	9,104	(55)	187	(27)	3,721	(984)	-	11,460	707	12,167

1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Available for sale securities.
2) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Adjusted net income		**39,280**	**65,200**
Net income		29,672	24,196
Adjustments to net income:		9,608	41,004
Share-based payment		(23)	7
Effects of changes in exchange rates on cash and cash equivalents		(9,620)	10,353
Provision for loan losses	6c	23,929	27,519
Income from interest and foreign exchange variation from operations with subordinated debt		6,332	2,667
Change in technical provisions for insurance, pension plan and premium bonds		19,951	12,328
Depreciation and amortization		5,299	4,782
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	733	668
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks	9b	3,988	3,371
Revenue from update / charges on deposits in guarantee	9b	(582)	(701)
Deferred taxes (excluding hedge tax effects)		140	(1,531)
Equity in earnings of associates, joint ventures and other investments		(850)	(630)
Income from foreign exchange and income related to available for sale securities		(27,693)	(15,301)
Income from foreign exchange and income related to held to maturity securities		(15,929)	(5,856)
Income from sale of available for sale financial assets		3,750	1,132
Income from sale of investments and fixed assets		(186)	1,394
Income from non-controlling interests	15e	705	486
Other		(336)	316
Change in assets and liabilities		**(27,327)**	**46,701**
(Increase) / decrease in assets			
Interbank investments		(95,404)	6,920
Securities and derivative financial instruments (assets / liabilities)		(18,812)	(70,763)
Central Bank of Brazil deposits		(7,626)	(30,391)
Interbank and interbranch accounts (assets / liabilities)		17,358	(4,684)
Loan, lease and other credit operations		(83,224)	(22,073)
Other receivables and other assets		(16,513)	16,596
(Decrease) / increase in liabilities			
Deposits		69,138	60,846
Deposits received under securities repurchase agreements		59,255	66,490
Funds from acceptances and issuance of securities		6,595	37,902
Borrowing and onlending		18,549	(6,851)
Technical provision for insurance, pension plan and premium bonds		8,521	11,598
Provisions and Other liabilities		22,418	(12,308)
Payment of income tax and social contribution		(7,582)	(6,581)
Net cash provided by / (used in) operating activities		**11,953**	**111,901**
Dividends / Interest on capital received from associates and joint ventures		156	203
Funds received from sale of available for sale securities		62,752	16,103
Funds received from redemption of held to maturity securities		77,436	29,117
Disposal of Investments		206	1,645
Disposal of Fixed assets		231	192
Termination of Intangible asset agreements		137	98
(Purchase) of Available for sale securities		(87,377)	(58,484)
(Purchase) of Held to maturity securities		(30,916)	(22,365)
(Purchase) of Investments	3	(389)	(1,110)
(Purchase) of Fixed assets		(1,311)	(1,681)
(Purchase) of Intangible assets	14	(3,969)	(4,075)
Net cash provided by / (used in) investing activities		**16,956**	**(40,357)**
Subordinated debt obligations raisings		5,079	-
Subordinated debt obligations redemptions		(3,401)	(12,348)
Change in non-controlling interests		571	(675)
Acquisition of treasury shares		(1,220)	(689)
Result of delivery of treasury shares		757	666
Dividends and interest on capital paid to non-controlling interests	15a	(569)	(371)
Dividends and interest on capital paid		(20,868)	(9,901)
Net cash provided by / (used in) financing activities		**(19,651)**	**(23,318)**
Net increase / (decrease) in cash and cash equivalents		**9,258**	**48,226**
Cash and cash equivalents at the beginning of the period		106,835	85,183
Effects of changes in exchange rates on cash and cash equivalents		9,620	(10,353)
Cash and cash equivalents at the end of the period	2b III	125,713	123,056
Cash		37,868	33,672
Interbank deposits		6,182	7,733
Money market - Collateral held		81,663	81,651

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Income		**254,964**	**232,806**
Financial operations		226,752	215,122
Commissions and Banking Fees	10e	36,697	35,535
Result from insurance, pension plan and premium bonds operations		4,411	3,976
Result from loan losses	6	(20,494)	(24,281)
Other		7,598	2,454
Expenses		**(162,337)**	**(151,342)**
Financial operations		(148,787)	(141,137)
Other		(13,550)	(10,205)
Inputs purchased from third parties		**(14,192)**	**(13,593)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses	10g	(5,961)	(5,873)
Other		(8,231)	(7,720)
Data processing and telecommunications	10g	(3,830)	(3,677)
Advertising, promotions and publication	10g	(1,566)	(1,427)
Installations and Materials		(1,670)	(1,619)
Other		(1,165)	(997)
Gross added value		**78,435**	**67,871**
Depreciation and amortization	**10g**	**(4,131)**	**(3,677)**
Net added value produced by the company		**74,304**	**64,194**
Added value received through transfer - Results of equity method		**851**	**631**
Total added value to be distributed		**75,155**	**64,825**
Distribution of added value		**75,155**	**64,825**
Personnel		**23,255**	**21,008**
Direct compensation		18,432	16,631
Benefits		3,887	3,440
FGTS – government severance pay fund		936	937
Taxes, fees and contributions		**20,738**	**18,180**
Federal		19,430	16,831
Municipal		1,308	1,349
Return on third parties' capital - Rent		**785**	**955**
Return on capital		**30,377**	**24,682**
Dividends and interest on capital		9,056	9,372
Retained earnings attributable to controlling shareholders		20,616	14,824
Retained earnings attributable to non-controlling shareholders		705	486

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In millions of reais)

Assets	Note	09/30/2024	12/31/2023
Current and Non-current assets		**246,182**	**229,349**
Cash		**2,624**	**2,365**
Interbank investments	**2b IV, 4**	**43,700**	**48,755**
Money market		18,806	26,399
Interbank deposits		24,894	22,356
Securities and derivative financial instruments	**2b V, 2b VI, 5**	**9,928**	**3,253**
Own portfolio		9,703	3,026
Derivative financial instruments		225	227
Interbranch accounts		**25**	**54**
Loan, lease and other credit operations	**6**	**148,152**	**143,370**
Operations with credit granting characteristics	2b VII	159,957	156,497
(Provision for loan losses)	2b IX	(11,805)	(13,127)
Other receivables		**41,186**	**30,608**
Current tax assets		5,116	4,170
Deferred tax assets	11b I	16,524	13,946
Income receivable		12,934	6,151
Deposits in guarantee for contingent, provisions and legal obrigations		1,983	1,896
Sundry		4,629	4,445
Other assets	**2b XI**	**567**	**944**
Assets held for sale		45	45
(Valuation allowance)		(7)	(7)
Prepaid expenses		529	906
Permanent assets		**196,800**	**178,978**
Investments	**2b XII, 12**	**196,425**	**178,587**
Subsidiaries		196,425	178,587
Real estate	**2b XIII**	**5**	**4**
Fixed assets		1	-
Other fixed assets		17	14
(Accumulated depreciation)		(13)	(10)
Intangible assets	**2b XIV**	**370**	**387**
Intangible assets		3,068	3,068
(Accumulated amortization)		(2,698)	(2,681)
Total assets		**442,982**	**408,327**
Liabilities and stockholders' equity			
Current and Non-current liabilities		**248,844**	**225,822**
Deposits	**2b IV**	**89,234**	**82,678**
Demand deposits		105	125
Interbank deposits		89,129	82,553
Deposits received under securities repurchase agreements	**2b IV**	**9,209**	**1,434**
Free portfolio		9,209	1,434
Funds from acceptances and issuance of securities	**2b IV, 7d**	**4,580**	**4,049**
Real estate, mortgage, credit and similar notes		1,493	1,003
Foreign loans through securities		3,087	3,046
Interbank accounts		**59,573**	**59,258**
Pending settlement		59,573	59,258
Allowance for loan commitments	**6c**	**1,444**	**552**
Provisions		**1,210**	**1,265**
Other liabilities		**83,594**	**76,586**
Current tax liabilities	2b XVII, 2b XVIII, 11c	2,818	1,220
Deferred tax liabilities	11b II	644	632
Social and statutory		2,792	4,746
Subordinated debt	7f	47,653	39,571
Sundry		29,687	30,417
Stockholders' equity	**15**	**194,138**	**182,505**
Capital		90,729	90,729
Capital reserves		2,488	2,617
Revenue reserves		101,277	93,729
Other comprehensive income	2b V, 2b VI	12	(4,559)
(Treasury shares)		(368)	(11)
Total liabilities and stockholders' equity		**442,982**	**408,327**

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In millions of reais, except for number of shares and earnings per share information)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Income related to financial operations		**15,255**	**16,856**
Loan, lease and other credit operations		13,402	12,957
Securities, derivative financial instruments and other		2,342	3,904
Foreign exchange operations		(489)	(5)
Expenses related to financial operations		**(10,088)**	**(11,749)**
Money market		(9,859)	(11,031)
Borrowing and onlending		(229)	(718)
Income related to financial operations before loan losses		**5,167**	**5,107**
Result of provision for loan losses	6	**(7,694)**	**(8,353)**
Expenses for provision for loan losses		(8,726)	(8,991)
Income related to recovery of credits written off as loss		1,032	638
Gross income related to financial operations		**(2,527)**	**(3,246)**
Other operating revenues / (expenses)		**28,327**	**24,325**
Commissions and banking fees		9,090	7,753
Personnel expenses		(209)	(140)
Other administrative expenses		(3,836)	(3,838)
Provision expenses		(81)	(530)
Provision for lawsuits civil		(128)	(336)
Provison for labor claims		(8)	(6)
Provison for tax and social security obligations and Other risks		55	(188)
Tax expenses	11a II	(1,312)	(1,256)
Equity in earnings of subsidiaries	12	27,619	25,027
Other operating revenues / (expenses)		(2,944)	(2,691)
Operating income		**25,800**	**21,079**
Non-operating income		**(3)**	**(14)**
Income before taxes on income and profit sharing		**25,797**	**21,065**
Income tax and social contribution	**2b XVIII**	**2,346**	**2,944**
Due on operations for the period		(380)	(596)
Related to temporary differences		2,726	3,540
Profit sharing – Management Members - Statutory		**(26)**	**(16)**
Net income		**28,117**	**23,993**
Earnings per share - Basic			
Common		2.87	2.45
Preferred		2.87	2.45
Earnings per share - Diluted			
Common		2.85	2.43
Preferred		2.85	2.43
Weighted average number of outstanding shares - Basic			
Common		4,958,290,359	4,958,290,359
Preferred		4,831,757,567	4,839,375,710
Weighted average number of outstanding shares - Diluted			
Common		4,958,290,359	4,958,290,359
Preferred		4,904,841,252	4,899,192,716

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Comprehensive Income

(In millions of reais)

	01/01 to 09/30/2024	01/01 to 09/30/2023
Net income	**28,117**	**23,993**
Financial assets available for sale	1,621	680
Change in fair value	382	-
Tax effect	(181)	-
Associates / Subsidiaries	1,420	680
Hedge	(931)	380
Cash flow hedge	59	152
Change in fair value	(16)	(64)
Tax effect	8	31
Associates / Subsidiaries	67	185
Hedge of net investment in foreign operation	(990)	228
Change in fair value	(1,910)	369
Tax effect	923	(164)
Associates / Subsidiaries	(3)	23
Insurance contracts and private pension	187	-
Change in interest rate	327	-
Tax effect	(140)	-
Remeasurements of liabilities for post-employment benefits (1)	(27)	(18)
Remeasurements	-	9
Tax effect	-	(4)
Associates / Subsidiaries	(27)	(23)
Foreign exchange variation in foreign investments	3,721	261
Change in fair value	789	(459)
Associates / Subsidiaries	2,932	720
Total other comprehensive income	**4,571**	**1,303**
Total comprehensive income	**32,688**	**25,296**

1) Amounts that will not be subsequently reclassified to income.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.
Statement of Changes in Stockholders' Equity
(In millions of reais)

	Note	Capital	Treasury shares	Capital reserves	Revenue reserves	Other comprehensive income					Retained earnings	Total
						Available for sale securities Adjustments	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – Hedge [1]		
Total - 01/01/2023		**90,729**	**(71)**	**2,477**	**75,103**	**(2,075)**	**-**	**(1,520)**	**2,116**	**(4,659)**	**-**	**162,100**
Adoption of accounting policy	2b	-	-	-	-	-	-	-	2,806	-	(2,613)	**193**
Transactions with owners		-	38	(54)	-	-	-	-	-	-	-	**(16)**
Acquisition of treasury shares	15	-	(689)	-	-	-	-	-	-	-	-	**(689)**
Result of delivery of treasury shares	15	-	727	(3)	-	-	-	-	-	-	-	**724**
Recognition of share-based payment plans		-	-	(51)	-	-	-	-	-	-	-	**(51)**
Corporate reorganization	2b I, 3	-	-	-	(32)	-	-	-	-	-	-	**(32)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	51	**51**
Total comprehensive income		-	-	-	-	680	-	(18)	(2,545)	380	23,993	**22,490**
Net income		-	-	-	-	-	-	-	-	-	23,993	**23,993**
Other comprehensive income		-	-	-	-	-	-	5	(459)	172	-	**(282)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	680	-	(23)	(2,086)	208	-	**(1,221)**
Appropriations:												
Legal reserve		-	-	-	1,200	-	-	-	-	-	(1,200)	**-**
Statutory reserves		-	-	-	10,859	-	-	-	-	-	(10,859)	**-**
Interest on capital		-	-	-	-	-	-	-	-	-	(9,372)	**(9,372)**
Total - 09/30/2023	**15**	**90,729**	**(33)**	**2,423**	**87,130**	**(1,395)**	**-**	**(1,538)**	**2,377**	**(4,279)**	**-**	**175,414**
Change in the period		**-**	**38**	**(54)**	**12,027**	**680**	**-**	**(18)**	**261**	**380**	**-**	**13,314**
Total - 01/01/2024		**90,729**	**(11)**	**2,617**	**93,729**	**(127)**	**-**	**(1,844)**	**1,392**	**(3,980)**	**-**	**182,505**
Transactions with owners		-	(357)	(129)	-	-	-	-	-	-	-	**(486)**
Acquisition of treasury shares	15	-	(1,220)	-	-	-	-	-	-	-	-	**(1,220)**
Result of delivery of treasury shares	15	-	863	(18)	-	-	-	-	-	-	-	**845**
Recognition of share-based payment plans		-	-	(111)	-	-	-	-	-	-	-	**(111)**
Corporate reorganization	2b I, 3	-	-	-	(305)	-	-	-	-	-	-	**(305)**
Other		-	-	-	(238)	-	-	-	-	-	-	**(238)**
Dividends - declared after previous period		-	-	-	(11,000)	-	-	-	-	-	-	**(11,000)**
Unclaimed dividends and Interest on capital		-	-	-	-	-	-	-	-	-	30	**30**
Total comprehensive income		-	-	-	-	1,621	187	(27)	3,721	(931)	28,117	**32,688**
Net income		-	-	-	-	-	-	-	-	-	28,117	**28,117**
Other comprehensive income		-	-	-	-	201	-	-	789	(995)	-	**(5)**
Portion of other comprehensive income from investments in associates and subsidiaries		-	-	-	-	1,420	187	(27)	2,932	64	-	**4,576**
Appropriations:												
Legal reserve		-	-	-	1,406	-	-	-	-	-	(1,406)	**-**
Statutory reserves		-	-	-	17,685	-	-	-	-	-	(17,685)	**-**
Interest on capital		-	-	-	-	-	-	-	-	-	(9,056)	**(9,056)**
Total - 09/30/2024	**15**	**90,729**	**(368)**	**2,488**	**101,277**	**1,494**	**187**	**(1,871)**	**5,113**	**(4,911)**	**-**	**194,138**
Change in the period		**-**	**(357)**	**(129)**	**7,548**	**1,621**	**187**	**(27)**	**3,721**	**(931)**	**-**	**11,633**

1) Includes Cash flow hedge and hedge of net investment in foreign operation.

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In millions of reais)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Adjusted net income		**11,795**	**7,861**
Net income		28,117	23,993
Adjustments to net income:		(16,322)	(16,132)
Share-based payment		(23)	7
Provision for loan losses	6c	8,726	8,991
Income from interest and foreign exchange variation from operations with subordinated debt		5,343	1,727
Expense from update / charges on the provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		25	5
Provisions for lawsuits civil, labor claims, tax and social security lawsuits and other risks		136	343
Revenue from update / charges on deposits in guarantee		(110)	(101)
Deferred taxes		(2,726)	(3,540)
Equity in earnings of subsidiaries	12	(27,619)	(25,027)
Amortization of goodwill		34	34
Income from foreign exchange and income related to available for sale securities		(424)	(125)
Effects of changes in exchange rates on cash and cash equivalents		299	1,459
Other		17	95
Change in assets and liabilities		**(11,132)**	**6,246**
(Increase) / decrease in assets			
Interbank investments		(10,546)	(3,022)
Securities and derivative financial instruments		(502)	183
Interbank and interbranch accounts (assets / liabilities)		344	317
Loan, lease and other credit operations		(13,508)	(12,315)
Other receivables and Other assets		117	(1,040)
(Decrease) / increase in liabilities			
Deposits		6,556	4,193
Deposits received under securities repurchase agreements		7,775	20,745
Funds from acceptances and issuance of securities		531	(4,358)
Borrowing and onlending		-	(48)
Provisions and Other liabilities		(1,896)	1,615
Payment of income tax and social contribution		(3)	(24)
Net cash provided by / (used in) operating activities		**663**	**14,107**
Dividends and interest on capital received		7,547	16,785
Funds received from sale of available for sale securities		168	1
(Purchase) / disposal of Investments		709	(505)
(Purchase) / disposal of Fixed assets		1	-
(Purchase) of Available for sale securities		(5,539)	(1)
(Purchase) / disposal sale of intangible assets		-	19
Net cash provided by / (used in) investing activities		**2,886**	**16,299**
Subordinated debt obligations raisings		5,079	-
Subordinated debt obligations redemptions		(2,340)	(10,940)
Result of delivery of treasury shares		757	666
Acquisition of treasury shares		(1,220)	(689)
Dividends and interest on capital paid		(20,868)	(9,901)
Net cash provided by / (used in) financing activities		**(18,592)**	**(20,864)**
Net increase / (decrease) in cash and cash equivalents		**(15,043)**	**9,542**
Cash and cash equivalents at the beginning of the period		27,330	13,998
Effects of changes in exchange rates on cash and cash equivalents		(299)	(1,459)
Cash and cash equivalents at the end of the period	2b III	11,988	22,081
Cash		2,624	2,242
Money market - Collateral held		9,364	19,839

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In millions of reais)

	Note	01/01 to 09/30/2024	01/01 to 09/30/2023
Income		**19,329**	**19,305**
Financial operations		15,255	16,856
Commissions and banking fees		9,090	7,753
Result from provision for loan losses		(7,694)	(8,353)
Other		2,678	3,049
Expenses		**(13,211)**	**(14,620)**
Financial operations		(10,088)	(11,749)
Other		(3,123)	(2,871)
Inputs purchased from third parties		**(3,833)**	**(3,838)**
Third-Party and Financial System Services, Security, Transportation and Travel expenses		(771)	(862)
Advertising, promotions and publication		(112)	(176)
Other		(2,950)	(2,800)
Gross added value		**2,285**	**847**
Deprecitation and amortization		**(52)**	**(58)**
Net added value produced by the company		**2,233**	**789**
Added value received through transfer - Results of equity method	**12**	**27,619**	**25,027**
Total added value to be distributed		**29,852**	**25,816**
Distribution of added value		**29,852**	**25,816**
Personnel		185	118
Direct compensation		164	111
Benefits		19	6
FGTS – government severance pay fund		2	1
Taxes, fees and contributions		1,547	1,705
Federal		1,297	1,528
Municipal		250	177
Return on third parties' capital - Rent		3	-
Return on capital		28,117	23,993
Dividends and interest on capital		9,056	9,372
Retained earnings to shareholders		19,061	14,621

The accompanying notes are an integral part of these financial statements.

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. ("IUPAR"), a holding company which owns 51.71% of ITAÚ UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. ("ITAÚSA"), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações ("E. JOHNSTON"), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING's common shares.

These individual and consolidated financial statements were approved by the Board of Directors on November 04, 2024.

Note 2 - Material accounting policies

a) Basis of preparation

The financial statements of ITAÚ UNIBANCO HOLDING and its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the Brazilian Corporate Law, as amended by Laws 11,638, of December 28, 2007, and 11,941, of May 27, 2009, and in compliance, when applicable, with instructions issued by the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the National Council of Private Insurance (CNSP), the Superintendence of Private Insurance (SUSEP) and the National Superintendence of Supplementary Pensions (PREVIC), which include the use of accounting estimates for setting up provisions and valuing financial assets. The information in the financial statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

The presentation of the Statements of Added Value is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Added Value.

Leases are shown at present value in the Balance Sheet. The related income and expenses, representing the financial results of these operations, are grouped together under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts have been reclassified from Other Liabilities – Foreign Exchange Portfolio to Loan Operations. Foreign exchange income consists of exchange rate differences on balance sheet accounts denominated in foreign currencies. The expected credit loss for loan commitments is presented in liabilities under Allowance for Financial Guarantees Provided and Loan Commitments, but it is detailed in the notes with the Supplementary Allowance for Loan Losses.

b) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING CONSOLIDATED's specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING CONSOLIDATED holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

In ITAÚ UNIBANCO HOLDING, goodwill recorded in subsidiaries is amortized based on the expected future economic benefits and Purchase Price Allocation reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

The difference in Net Income and Stockholders' Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 15d) results substantially from the adoption of different criteria for the amortization of goodwill originating from acquisitions of investments, for recognizing transactions with minority shareholders where there is no change in control, prior to January 1, 2022, and for recognizing foreign exchange differences, prior to January 1, 2017, on foreign investments and hedging these investments, which are denominated in currencies other than the functional currency of the parent company, net of the corresponding tax effects.

The effects of foreign exchange differences on foreign investments are classified under the heading Income on Securities, Derivative Financial Instruments and Other in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Other Comprehensive Income for subsidiaries with a different functional currency.

In conformity with CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, and with the purpose of maintaining the quality and reliability of the financial statements, in addition to providing a more appropriate representation of the equity position, financial performance and cash flows, as from July 1st, 2023, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopted the accounting policy for correcting the financial statements of its controlled companies located in hyperinflationary economies in accordance with CPC 42 - Financial Reporting in Hyperinflationary Economies.

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:

	Functional currency [1]	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %	
				09/30/2024	12/31/2023	09/30/2024	12/31/2023
In Brazil							
Banco Itaú BBA S.A. [2]	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign							
Itaú Colombia S.A.	Colombian Peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan Peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean Peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%

1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgments in the identification, recognition, and measurement of: price adjustments; contingent considerations; and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders' ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders' Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING CONSOLIDATED exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Statement of Income.

For conversion of the financial statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING CONSOLIDATED loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING CONSOLIDATED conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders' Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Interbank investments, Remunerated restricted Credits held at the Central Bank of Brazil (BACEN), Remunerated deposits, deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables

Operations with fixed interest and charges are booked at present value. Operations with floating interest and charges are booked at the adjusted principal amount. Operations subject to foreign exchange variation are booked at the corresponding amount in local currency.

Own liabilities are presented net of the transaction costs incurred, if material, calculated pro rata on a daily basis.

V - Securities

These are recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet as required by BACEN Circular 3,068, of November 08, 2001. Securities are classified into the following categories:

- **Trading securities -** Acquired to be actively and frequently traded. They are measured at fair value, with a counterparty to the results for the period.

- **Available for sale securities -** May be negotiated but are not acquired for the purposes of active and frequent trading. They are measured at fair value, with a counterparty to a specific account in stockholders' equity.

- **Held to maturity securities** - Except for non-redeemable shares, when there the bank has the financial capacity and intends, or is required, to hold in the portfolio to maturity, they are recorded at the cost of acquisition, or at fair value, whenever these are transferred from another category. Securities are adjusted up to maturity date, but are not measured at fair value.

Gains and losses on available for sale securities, when realized, are recognized on the trade date in the statement of income, with a counterparty to a specific account in stockholders' equity.

Decreases in the fair value of available for sale and held to maturity securities below to cost, resulting from causes not considered to be temporary, are recorded in the results as realized losses.

VI - Derivatives and use of hedge accounting

These are classified on the date of their acquisition, according to whether or not management intends to use them for hedging, in conformity with BACEN Circular 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at a customer's request, for the bank's own account, or which do not comply with the hedging criteria (mainly derivatives used to manage overall risk exposure), are stated at fair value, including realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

Derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, where changes in fair value are closely related to those of the items being protected at the beginning and throughout the duration of the contract, and which are considered to be effective in reducing the risk exposure in question, are classified as hedges of the following types:

- Cash Flow Hedge - The effective portion of a hedge of financial assets and liabilities, and the related financial instruments, are booked at fair value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in Stockholders' Equity. The ineffective portion is recorded directly in the Statement of Income.

- Market Risk Hedge - Financial assets and liabilities, as well as their related financial instruments, are booked at fair value, plus realized and unrealized gains and losses, which are recorded directly in the Statement of Income.

- Hedge of Net Investments in Foreign Operations - Accounted for similarly to a cash flow hedge: the effective portion of gains or losses of hedging instrument is recognized directly in Stockholders' Equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

VII - Loan, lease and other credit operations (operations with credit granting characteristics)

These transactions are recorded at present value and calculated pro rata on a daily basis in line with variations in a defined indexer and interest rate, and are adjusted up to the 60th day of arrears, according to the expectation of payment. After the 60th day, income is recognized only on actual receipt of payments (non-performing operations). Credit card operations include receivables arising from purchases made by cardholders. Funds corresponding to these amounts to be paid to the credit card companies are shown as liabilities, under the heading Interbank Accounts – Receipts and Payments Pending Settlement.

VIII - Fair value of financial instruments

To measure fair value, appraisal techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of instruments. ITAÚ UNIBANCO HOLDING CONSOLIDATED classifies this information according to the relevance of the data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING CONSOLIDATED believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 17.

IX - Provision for loan losses

The balance of the provision for loan losses is recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution No. 2,682 of December 21, 1999, which include the following:

- Provisions are recorded from the date on which loans are granted, based on the customer's risk rating and on a periodic quality assessment of customers and business sectors, and not only in the event of default.

- Exclusively in the case of default, losses are written off 360 days after the credits have matured, or after 540 days for operations with maturities longer than 36 months.

The analysis of the provision for loan losses from the operations granted by ITAÚ UNIBANCO HOLDING CONSOLIDATED is conducted based on the assessment of the default classification (Ratings AA-H), on an individual or collective basis. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients' credit condition or from temporary adjustments resulting from new situations or circumstances that have not yet been reflected in modeling. In addition to the default classification the following aspects are also considered:

- 12-month horizon, using base macroeconomic scenarios, i.e., with no weighting.
- Highest risk classification according to the operation, client, default, renegotiation, among others.

X - Allowance for financial guarantees provided

Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period.

XI - Other assets

Other assets are composed of Other non-financial assets, Assets held for sale, Uneamed reinsurance premiums and Prepaid expenses.

Other non-financial assets comprise, mainly, encrypted digital assets that can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

XII - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING CONSOLIDATED has significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

XIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

XIV - Goodwill and Intangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, being amortized based on the expected future profitability.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

XV - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management's best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

XVI - Insurance, private pension and premium bonds operations

Insurance contracts establish, for one of the parties, upon payment (premium) by the other party, the obligation to pay the latter a certain amount in the event of a claim. Insurance risk is defined as a future and uncertain event, of a sudden and unforeseeable nature, independent of the insured's will, which may cause economic loss when it occurs.

Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire.

Private pension plans refer to contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts.

Insurance premiums are accounted for over the term of the contracts in proportion to the amount of the insurance coverage, through the establishment and reversal of a provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from pension contributions and the respective technical provisions are recognized upon receipt. The revenue arising from premium bonds quotas and raffles is recognized upon receipt, and the quota of carry after meeting the consideration.

ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes, if any evidence of impairment losses with respect to receivables for insurance premiums, a sufficient provision to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue.

Reinsurance: in the ordinary course of business, ITAÚ UNIBANCO HOLDING CONSOLIDATED reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that it determines to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises its judgment in assessing the recoverable amount of reinsurance receivables, based on its experience and reinsurers' rating.

Technical provisions: are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING CONSOLIDATED to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans).

The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets.

The estimates for these assumptions are based on macroeconomic projections and the historical experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability.

Liability adequacy test: ITAÚ UNIBANCO HOLDING CONSOLIDATED tests, semianually, liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts and private pension plans in force on the test base date.

Should the analysis show insufficiency, it will be accounted for in income for the period when arising from changes in the non-financial risk of insurance and in other comprehensive income, when arising from changes in the interest rate (ETTJ).

XVII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management's best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

- Probable: a provision is recognized.
- Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.
- Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

- **Mass Lawsuits:** civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

- **Individual Lawsuits:** civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 9.

XVIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods; and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used, considering the history of taxable income or income in at least three of the last five fiscal years.

The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

Tax rates, as well as their calculation bases, are detailed in Note 11.

XIX - Post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders' Equity, in Other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XX - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING CONSOLIDATED provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING CONSOLIDATED exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders' agreement with Corp Group. In July 2022, the shareholders' agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE's capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE's capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL's total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL's capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,212).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE's capital, which became a joint venture, for approximately R$ 563. In the second phase, after two years, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE's capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING's ownership interest to 33.6% in AVENUE's capital.

Note 4 - Interbank investments

The accounting policy on interbank investments is presented in Note 2b IV.

	09/30/2024						12/31/2023	
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Money market	**293,625**	**42,079**	**-**	**551**	**336,255**	**85.0%**	**233,812**	**81.4%**
Collateral held	81,557	1,060	-	551	83,168	21.0%	67,722	23.6%
Collateral repledge	208,927	5,900	-	-	214,827	54.3%	133,189	46.3%
Assets received as collateral with right to sell or repledge	2,822	5,900	-	-	8,722	2.2%	4,237	1.5%
Assets received as collateral without right to sell or repledge	206,105	-	-	-	206,105	52.1%	128,952	44.8%
Short position	3,141	35,119	-	-	38,260	9.7%	32,901	11.5%
Money market and Interbank deposits – assets guaranteeing technical provisions	**4,349**	**-**	**-**	**-**	**4,349**	**1.1%**	**2,177**	**0.8%**
Interbank deposits	**30,329**	**4,602**	**15,044**	**4,816**	**54,791**	**13.9%**	**50,991**	**17.8%**
Total	**328,303**	**46,681**	**15,044**	**5,367**	**395,395**	**100.0%**	**286,980**	**100.0%**
% per maturity date	83.0%	11.8%	3.8%	1.4%	100.0%			
Total 12/31/2023	**233,545**	**36,139**	**10,072**	**7,224**	**286,980**			
% per maturity date	81.4%	12.6%	3.5%	2.5%	100.0%			

In Money market - Collateral held includes R$ 8,134 (R$ 0 at 12/31/2023) related to Money market - Assets received as collateral with right to sell or replage, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN.

In the total portfolio, includes a securities valuation allowance in the amount of R$ (29) (R$ (11) at 12/31/2023).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Collateral held amounting to R$ 9,364 (R$ 24,965 at 12/31/2023) with maturity up to 30 days and R$ 234 (R$ 0 at 12/31/2023) with maturity over 365 days, Money market – Collateral repledge amounting to R$ 186 (R$ 391 at 12/31/2023) with maturity from 31 to 180 days, R$ 3,057 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 5,965 (R$ 1,043 at 12/31/2023) with maturity over 365 days, Interbank deposits amounting to R$ 2,735 (R$ 286 at 12/31/2023) with maturity from 31 to 180 days, R$ 346 (R$ 0 at 12/31/2023) with maturity from 181 to 365 days and R$ 21,813 (R$ 22,070 at 12/31/2023) with maturity over 365 days.

Note 5 - Securities and derivative financial instruments (assets and liabilities)

The accounting policies on securities, derivatives and use of hedge accounting is presented in Notes 2b V, 2b VI.

a) Summary per maturity

	09/30/2024											12/31/2023
	Cost	Adjustment to fair value reflected in: Income	Adjustment to fair value reflected in: Stockholders' equity	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**363,138**	**(1,356)**	**(1,212)**	**360,570**	**34.6%**	**1,601**	**79**	**21,032**	**52,461**	**83,935**	**201,462**	**375,579**
Financial treasury bills	90,464	21	65	90,550	8.7%	-	-	165	930	1,927	87,528	36,689
National treasury bills	106,657	(1,010)	(140)	105,507	10.1%	1,581	-	2,004	19,350	53,236	29,336	155,695
National treasury notes	113,455	(549)	(1,160)	111,746	10.7%	20	79	2,470	28,382	21,579	59,216	132,848
National treasury / Securitization	53	-	18	71	-	-	-	-	-	-	71	90
Brazilian external debt bonds	52,509	182	5	52,696	5.1%	-	-	16,393	3,799	7,193	25,311	50,257
Government securities - Latin America	**47,108**	**61**	**199**	**47,368**	**4.5%**	**4,806**	**11,681**	**6,697**	**4,109**	**5,832**	**14,243**	**54,319**
Government securities - Abroad	**41,242**	**21**	**(63)**	**41,200**	**4.0%**	**3,608**	**4,613**	**2,846**	**9,475**	**10,784**	**9,874**	**35,176**
Corporate securities	**241,923**	**72**	**(2,495)**	**239,500**	**23.0%**	**29,371**	**6,717**	**10,632**	**20,716**	**22,859**	**149,205**	**209,536**
Shares	23,968	22	(1,270)	22,720	2.2%	22,720	-	-	-	-	-	23,371
Rural product note	56,473	(12)	(23)	56,438	5.4%	2,354	3,598	4,946	10,979	6,257	28,304	42,386
Bank deposit certificates	140	-	1	141	-	37	35	12	7	22	28	74
Real estate receivables certificates	7,185	(12)	(80)	7,093	0.7%	-	194	802	301	158	5,638	6,938
Fund quotas	**17,252**	**(15)**	-	**17,237**	**1.7%**	**3,076**	**450**	**332**	**2,624**	**3,829**	**6,926**	**15,293**
Credit rights	14,411	-	-	14,411	1.4%	250	450	332	2,624	3,829	6,926	12,694
Fixed income	1,760	(29)	-	1,731	0.2%	1,731	-	-	-	-	-	1,855
Variable income	1,081	14	-	1,095	0.1%	1,095	-	-	-	-	-	744
Debentures	107,239	(58)	(1,274)	105,907	10.2%	6	458	2,022	3,496	7,808	92,117	98,144
Eurobonds and other	7,677	17	6	7,700	0.7%	163	446	823	454	900	4,914	7,005
Financial bills	1,423	5	6	1,434	0.1%	102	48	94	272	311	607	2,887
Promissory and commercial notes	16,275	(3)	60	16,332	1.6%	856	738	975	2,446	3,261	8,056	11,102
Other	4,291	128	79	4,498	0.4%	57	750	626	137	313	2,615	2,336
PGBL / VGBL fund quotas [1]	**280,801**	-	-	**280,801**	**27.0%**	**280,801**	-	-	-	-	-	**253,286**
Subtotal - securities	**974,212**	**(1,202)**	**(3,571)**	**969,439**	**93.1%**	**320,187**	**23,090**	**41,207**	**86,761**	**123,410**	**374,784**	**927,896**
Trading securities	505,753	(1,202)	-	504,551	48.4%	287,893	1,577	3,532	33,059	53,823	124,667	485,475
Available for sale securities	307,453	-	(3,571)	303,882	29.2%	31,663	19,980	17,869	32,250	20,607	181,513	263,853
Held to maturity securities	161,006	-	-	161,006	15.5%	631	1,533	19,806	21,452	48,980	68,604	178,568
Derivative financial instruments	**45,859**	**26,461**	-	**72,320**	**6.9%**	**14,495**	**6,779**	**8,572**	**5,043**	**9,056**	**28,375**	**56,383**
Total securities and derivative financial instruments (assets)	**1,020,071**	**25,259**	**(3,571)**	**1,041,759**	**100.0%**	**334,682**	**29,869**	**49,779**	**91,804**	**132,466**	**403,159**	**984,279**
Derivative financial instruments (liabilities)	**(49,048)**	**(20,654)**	-	**(69,702)**	**100.0%**	**(11,021)**	**(9,514)**	**(7,061)**	**(5,457)**	**(9,472)**	**(27,177)**	**(53,495)**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to liabilities in Pension Plan Technical Provisions account (Note 8a).

In Held to maturity securities, there is unrecorded adjustment to fair value in the amount of R$ (3,306) (R$ (1,086) at 12/31/2023), according to Note 5e.

During the period, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognized impairment of R$ (763) (R$ (223) from 01/01 to 09/30/2023) of Financial assets available for sale and R$ (25) (R$ 0 from 01/01 to 09/30/2023) of Financial assets held to maturity. The income related to securities, derivative financial instruments and other totaled R$ (551) (R$ 227 from 01/01 to 09/30/2023).

b) Summary by portfolio

	09/30/2024							
		Restricted to						
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees [1]	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions Note 8b	Total
Government securities - Brazil	**157,680**	**110,772**	**51,959**	**18,268**	**2,875**	-	**19,016**	**360,570**
Financial treasury bills	50,484	31,016	-	5,376	-	-	3,674	90,550
National treasury bills	38,076	51,021	343	12,892	2,875	-	300	105,507
National treasury notes	65,342	28,735	2,627	-	-	-	15,042	111,746
National treasury / Securitization	71	-	-	-	-	-	-	71
Brazilian external debt bonds	3,707	-	48,989	-	-	-	-	52,696
Government securities - Latin America	**31,741**	**5,522**	**3,578**	**6,446**	-	-	**81**	**47,368**
Government securities - Abroad	**24,064**	-	-	**17,136**	-	-	-	**41,200**
Corporate securities	**185,389**	**36,088**	**1,773**	**14,711**	-	-	**1,539**	**239,500**
Shares	22,460	-	-	260	-	-	-	22,720
Rural product note	56,438	-	-	-	-	-	-	56,438
Bank deposit certificates	86	-	-	-	-	-	55	141
Real estate receivables certificates	7,090	-	-	-	-	-	3	7,093
Fund quotas	**16,858**	-	-	**123**	-	-	**256**	**17,237**
Credit rights	14,186	-	-	-	-	-	225	14,411
Fixed income	1,577	-	-	123	-	-	31	1,731
Variable income	1,095	-	-	-	-	-	-	1,095
Debentures	59,850	36,080	-	9,354	-	-	623	105,907
Eurobonds and other	5,895	8	1,773	-	-	-	24	7,700
Financial bills	1,088	-	-	-	-	-	346	1,434
Promissory and commercial notes	11,199	-	-	4,974	-	-	159	16,332
Other	4,425	-	-	-	-	-	73	4,498
PGBL / VGBL fund quotas	-	-	-	-	-	-	**280,801**	**280,801**
Subtotal - securities	**398,874**	**152,382**	**57,310**	**56,561**	**2,875**	-	**301,437**	**969,439**
Trading securities	124,211	72,430	11,795	9,803	-	-	286,312	504,551
Available for sale securities	215,612	44,564	9,340	25,513	-	-	8,853	303,882
Held to maturity securities	59,051	35,388	36,175	21,245	2,875	-	6,272	161,006
Derivative financial instruments	-	-	-	-	-	**72,320**	-	72,320
Total securities and derivative financial instruments (assets)	**398,874**	**152,382**	**57,310**	**56,561**	**2,875**	**72,320**	**301,437**	**1,041,759**
Total securities and derivative financial instruments (assets) 12/31/2023	**361,639**	**182,290**	**47,730**	**59,806**	**4,079**	**56,383**	**272,352**	**984,279**

1) Represent securities linked to prepaid account balances, Post-Employment Benefits (Note 19b), Stock Exchanges and the Clearing Houses.

c) Trading securities

	09/30/2024										12/31/2023
	Cost	Adjustment to fair value (in income)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**191,854**	**(1,356)**	**190,498**	**37.6%**	**931**	**79**	**2,159**	**29,620**	**46,604**	**111,105**	**195,289**
Financial treasury bills	43,800	21	43,821	8.7%	-	-	166	926	1,487	41,242	12,244
National treasury bills	55,326	(1,010)	54,316	10.8%	911	-	475	334	26,267	26,329	79,221
National treasury notes	83,565	(549)	83,016	16.2%	20	79	426	26,719	18,839	36,933	100,961
Brazilian external debt bonds	9,163	182	9,345	1.9%	-	-	1,092	1,641	11	6,601	2,863
Government securities - Latin America	**4,331**	**61**	**4,392**	**0.9%**	**181**	**74**	**135**	**219**	**2,371**	**1,412**	**2,920**
Government securities - Abroad	**465**	**21**	**486**	**0.1%**	**1**	**217**	**268**	-	-	-	**1,052**
Corporate securities	**28,302**	**72**	**28,374**	**5.7%**	**5,979**	**1,207**	**970**	**3,220**	**4,848**	**12,150**	**32,928**
Shares	2,836	22	2,858	0.6%	2,858	-	-	-	-	-	3,878
Rural product note	181	(12)	169	-	-	-	-	1	-	168	146
Bank deposit certificates	49	-	49	-	38	-	11	-	-	-	30
Real estate receivables certificates	343	(12)	331	0.1%	-	-	1	3	4	323	1,250
Fund quotas	**17,234**	**(15)**	**17,219**	**3.4%**	**3,058**	**450**	**332**	**2,624**	**3,829**	**6,926**	**15,275**
Credit rights	14,411	-	14,411	2.9%	250	450	332	2,624	3,829	6,926	12,694
Fixed income	1,742	(29)	1,713	0.3%	1,713	-	-	-	-	-	1,837
Variable income	1,081	14	1,095	0.2%	1,095	-	-	-	-	-	744
Debentures	3,447	(58)	3,389	0.7%	6	6	1	78	237	3,061	6,172
Eurobonds and other	1,915	17	1,932	0.4%	-	1	188	268	518	957	2,525
Financial bills	952	5	957	0.2%	17	48	94	97	100	601	2,541
Promissory and commercial notes	162	(3)	159	-	-	34	18	41	66	-	435
Other	1,183	128	1,311	0.3%	2	668	325	108	94	114	676
PGBL / VGBL fund quotas	**280,801**	-	**280,801**	**55.7%**	**280,801**	-	-	-	-	-	**253,286**
Total	**505,753**	**(1,202)**	**504,551**	**100.0%**	**287,893**	**1,577**	**3,532**	**33,059**	**53,823**	**124,667**	**485,475**
% per maturity date					57.0%	0.3%	0.7%	6.6%	10.7%	24.7%	
Total 12/31/2023	**484,002**	**1,473**	**485,475**	**100.0%**	**275,696**	**2,346**	**5,662**	**30,718**	**63,958**	**107,095**	
% per maturity date					56.7%	0.5%	1.2%	6.3%	13.2%	22.1%	

At 09/30/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Fund quotas of fixed income in the amount of R$ 504 (R$ 0 at 12/31/2023) with maturity from 0 to 30 days.

d) Available for sale securities

	09/30/2024										12/31/2023
	Cost	Adjustments to fair value (in stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Government securities - Brazil	**83,632**	**(1,212)**	**82,420**	**27.1%**	**669**	**-**	**2,748**	**8,799**	**3,155**	**67,049**	**72,509**
Financial treasury bills	46,664	65	46,729	15.4%	-	-	-	4	439	46,286	24,445
National treasury bills	12,801	(140)	12,661	4.2%	669	-	1,529	6,290	1,165	3,008	19,177
National treasury notes	17,688	(1,160)	16,528	5.4%	-	-	-	1,662	1,271	13,595	21,325
National treasury / Securitization	53	18	71	-	-	-	-	-	-	71	90
Brazilian external debt bonds	6,426	5	6,431	2.1%	-	-	1,219	843	280	4,089	7,472
Government securities - Latin America	**35,587**	**199**	**35,786**	**11.8%**	**4,625**	**11,439**	**5,268**	**3,104**	**2,152**	**9,198**	**36,694**
Government securities - Abroad	**17,594**	**(63)**	**17,531**	**5.8%**	**3,031**	**3,268**	**2,323**	**4,458**	**390**	**4,061**	**13,626**
Corporate securities	**170,640**	**(2,495)**	**168,145**	**55.3%**	**23,338**	**5,273**	**7,530**	**15,889**	**14,910**	**101,205**	**141,024**
Shares	21,132	(1,270)	19,862	6.5%	19,862	-	-	-	-	-	19,493
Rural product note	56,292	(23)	56,269	18.5%	2,354	3,598	4,946	10,978	6,256	28,137	42,240
Bank deposit certificates	91	1	92	-	-	35	1	7	21	28	44
Real estate receivables certificates	4,583	(80)	4,503	1.5%	-	-	-	-	122	4,381	3,148
Fund quotas of fixed income	18	-	18	-	18	-	-	-	-	-	18
Debentures	63,308	(1,274)	62,034	20.4%	-	453	795	2,110	4,504	54,172	59,252
Eurobonds and other	5,755	6	5,761	1.9%	163	445	635	185	382	3,951	4,410
Financial bills	471	6	477	0.2%	85	-	-	175	211	6	346
Promissory and commercial notes	16,113	60	16,173	5.3%	856	704	956	2,405	3,194	8,058	10,667
Other	2,877	79	2,956	1.0%	-	38	197	29	220	2,472	1,406
Total	**307,453**	**(3,571)**	**303,882**	**100.0%**	**31,663**	**19,980**	**17,869**	**32,250**	**20,607**	**181,513**	**263,853**
% per maturity date					10.4%	6.6%	5.9%	10.6%	6.8%	59.7%	
Total 12/31/2023	**266,676**	**(2,823)**	**263,853**	**100.0%**	**34,439**	**11,237**	**17,873**	**26,346**	**31,683**	**142,275**	
% per maturity date					13.1%	4.3%	6.8%	10.0%	12.0%	53.8%	

In order to reflect lhe current risk management strategy, in lhe period ended at 09/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 9, before classified as Trading securities and Eurobonds in the amount R$ 82, before classified as Held to maturity securities.

At 09/30/2024, ITAÚ UNIBANCO HOLDING's portfolio comprises Share in the amount of R$ 2 (R$ 2 at 12/31/2023) with maturity from 0 to 30 days and Financial bills in the amount of R$ 9,197 (R$ 3,024 at 12/31/2023) with maturity over 365 days.

e) Held to maturity securities

See below the composition of the portfolio of Held to maturity securities by type, stated at cost and by maturity term. The cost includes an added/(reduced) value of R$ (582) (R$ (578) at 12/31/2023) referring to the adjustment to fair value of securities reclassified from Available for sale to held to maturity.

	09/30/2024									12/31/2023	
	Cost	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value	Cost	Fair value
Government securities - Brazil	**87,652**	**54.4%**	-	-	**16,126**	**14,040**	**34,176**	**23,310**	**86,584**	**107,781**	**107,982**
National treasury bills	38,530	23.9%	-	-	-	12,726	25,804	-	38,197	57,297	58,026
National treasury notes	12,202	7.6%	-	-	2,044	-	1,469	8,689	12,206	10,562	11,178
Brazilian external debt bonds	36,920	22.9%	-	-	14,082	1,314	6,903	14,621	36,181	39,922	38,778
Government securities - Latin America	**7,190**	**4.5%**	-	**168**	**1,293**	**787**	**1,310**	**3,632**	**7,335**	**14,705**	**14,634**
Government securities - abroad	**23,183**	**14.4%**	**576**	**1,128**	**256**	**5,018**	**10,393**	**5,812**	**22,404**	**20,498**	**20,440**
Corporate securities	**42,981**	**26.7%**	**55**	**237**	**2,131**	**1,607**	**3,101**	**35,850**	**41,377**	**35,584**	**34,426**
Real estate receivables certificates	2,259	1.4%	-	194	800	299	32	934	1,801	2,540	2,355
Debentures	40,484	25.2%	-	-	1,227	1,308	3,069	34,880	39,338	32,720	31,743
Eurobonds and other	7	-	-	-	-	-	-	7	7	70	74
Other	231	0.1%	55	43	104	-	-	29	231	254	254
Total	**161,006**	**100.0%**	**631**	**1,533**	**19,806**	**21,452**	**48,980**	**68,604**	**157,700**	**178,568**	**177,482**
% per maturity date			0.4%	1.0%	12.3%	13.3%	30.4%	42.6%			
Total - 12/31/2023	**178,568**	**100.0%**	**21,820**	**2,521**	**16,553**	**16,296**	**47,230**	**74,148**	**177,482**		
% per maturity date			12.2%	1.4%	9.3%	9.1%	26.4%	41.6%			

In order to reflect lhe current risk management strategy, in lhe period ended at 09/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED changed the classification of Debentures in the amount R$ 13,115, before classified as Available for sale securities and disposed of R$ 3,634 in Government securities - Brazil and R$ 2,189 in Government securities - Latin America, classified as Held to maturity securities, with effect on te result of R$ 51 and R$ (47), respectively.

f) Derivative financial instruments

ITAÚ UNIBANCO HOLDING CONSOLIDATED trades in derivative financial instruments with various counterparties to manage its overall exposure and to assist its customers in managing their own exposure.

Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

ITAÚ UNIBANCO HOLDING CONSOLIDATED buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios' risk.

CDS (Credit Default Swap) is a credit derivative in which, upon a default related to the reference entity, the buyer of protection is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (Total Return Swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING CONSOLIDATED was R$ 17,832 (R$ 16,686 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks may be found in Note 21 - Risk, Capital Management and Fixed Asset Limits.

I - Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated at cost, fair value and maturity date.

	09/30/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Assets											
Swaps – adjustment receivable	20,255	22,495	42,750	59.1%	1,371	918	5,258	2,752	6,272	26,179	38,608
Option agreements	13,659	2,597	16,256	22.5%	5,912	4,248	1,630	966	2,155	1,345	8,261
Forwards	4,953	(2)	4,951	6.8%	4,594	128	202	4	1	22	3,205
Credit derivatives	(77)	433	356	0.5%	1	1	20	47	40	247	282
NDF - Non Deliverable Forward	6,859	436	7,295	10.1%	2,167	1,475	1,457	1,272	583	341	5,377
Other derivative financial instruments	210	502	712	1.0%	450	9	5	2	5	241	650
Total	**45,859**	**26,461**	**72,320**	**100.0%**	**14,495**	**6,779**	**8,572**	**5,043**	**9,056**	**28,375**	**56,383**
% per maturity date					20.0%	9.4%	11.9%	7.0%	12.5%	39.2%	
Total 12/31/2023	**35,496**	**20,887**	**56,383**	**100.0%**	**10,828**	**5,402**	**2,903**	**5,606**	**9,500**	**22,144**	
% per maturity date					19.2%	9.6%	5.1%	9.9%	16.8%	39.4%	

	09/30/2024										12/31/2023
	Cost	Adjustments to fair value (in income / stockholders' equity)	Fair value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Fair value
Liabilities											
Swaps – adjustment payable	(23,926)	(16,610)	(40,536)	58.2%	(1,395)	(1,052)	(4,056)	(3,037)	(7,204)	(23,792)	(35,872)
Option agreements	(12,761)	(3,490)	(16,251)	23.3%	(2,655)	(7,140)	(989)	(1,189)	(1,582)	(2,696)	(9,902)
Forwards	(4,593)	4	(4,589)	6.6%	(4,569)	-	-	-	-	(20)	(2,941)
Credit derivatives	40	(281)	(241)	0.3%	-	(1)	-	(47)	(21)	(172)	(149)
NDF - Non Deliverable Forward	(7,786)	(153)	(7,939)	11.4%	(2,402)	(1,314)	(2,015)	(1,181)	(656)	(371)	(4,478)
Other derivative financial instruments	(22)	(124)	(146)	0.2%	-	(7)	(1)	(3)	(9)	(126)	(153)
Total	**(49,048)**	**(20,654)**	**(69,702)**	**100.0%**	**(11,021)**	**(9,514)**	**(7,061)**	**(5,457)**	**(9,472)**	**(27,177)**	**(53,495)**
% per maturity date					15.8%	13.6%	10.1%	7.8%	13.6%	39.1%	
Total 12/31/2023	**(34,309)**	**(19,186)**	**(53,495)**	**100.0%**	**(8,174)**	**(2,135)**	**(3,616)**	**(7,805)**	**(7,553)**	**(24,212)**	
% per maturity date					15.3%	4.0%	6.8%	14.6%	14.0%	45.3%	

The result of derivative financial instruments totaled R$ 7,771 (R$ 453 from 01/01 to 09/30/2023).

II - Derivatives by index and risk factor

	Off-balance sheet / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value	
	09/30/2024	12/31/2023	09/30/2024	09/30/2024	09/30/2024	12/31/2023
Future contracts	899,313	844,005	-	-	-	-
Purchase commitments	**350,478**	**267,803**	-	-	-	-
Shares	16,920	6,721	-	-	-	-
Commodities	1,344	774	-	-	-	-
Interest	285,108	236,105	-	-	-	-
Foreign currency	47,106	24,203	-	-	-	-
Commitments to sell	**548,835**	**576,202**	-	-	-	-
Shares	18,258	6,580	-	-	-	-
Commodities	6,498	4,982	-	-	-	-
Interest	508,565	547,150	-	-	-	-
Foreign currency	15,514	17,490	-	-	-	-
Swap contracts			**(3,671)**	**5,885**	**2,214**	**2,736**
Asset position	**3,000,428**	**2,396,474**	**20,255**	**22,495**	**42,750**	**38,608**
Shares	1,406	369	178	(49)	129	13
Commodities	110	708	1	4	5	20
Interest	2,767,573	2,213,528	16,467	20,447	36,914	33,537
Foreign currency	231,339	181,869	3,609	2,093	5,702	5,038
Liability position	**3,000,428**	**2,396,474**	**(23,926)**	**(16,610)**	**(40,536)**	**(35,872)**
Shares	6,512	3,416	(1,387)	894	(493)	(207)
Commodities	694	2,088	(7)	(4)	(11)	(33)
Interest	2,727,860	2,175,623	(17,939)	(15,366)	(33,305)	(30,524)
Foreign currency	265,362	215,347	(4,593)	(2,134)	(6,727)	(5,108)
Option contracts	**2,978,235**	**1,667,345**	**898**	**(893)**	**5**	**(1,641)**
Purchase commitments - long position	**200,222**	**242,411**	**10,577**	**3,777**	**14,354**	**5,544**
Shares	59,100	42,934	9,212	3,150	12,362	4,596
Commodities	2,850	3,130	111	123	234	157
Interest	89,673	162,429	145	1,094	1,239	686
Foreign currency	48,599	33,918	1,109	(590)	519	105
Commitments to sell - long position	**1,290,637**	**588,977**	**3,082**	**(1,180)**	**1,902**	**2,717**
Shares	77,267	45,623	1,525	(581)	944	1,445
Commodities	2,180	1,409	64	(19)	45	60
Interest	1,165,683	521,735	380	(348)	32	380
Foreign currency	45,507	20,210	1,113	(232)	881	832
Purchase commitments - short position	**194,192**	**215,969**	**(8,770)**	**(5,700)**	**(14,470)**	**(6,056)**
Shares	56,317	41,220	(7,299)	(3,839)	(11,138)	(3,954)
Commodities	2,460	1,799	(95)	(107)	(202)	(81)
Interest	84,078	143,310	(117)	(2,134)	(2,251)	(1,807)
Foreign currency	51,337	29,640	(1,259)	380	(879)	(214)
Commitments to sell - short position	**1,293,184**	**619,988**	**(3,991)**	**2,210**	**(1,781)**	**(3,846)**
Shares	76,440	46,400	(2,353)	1,519	(834)	(2,123)
Commodities	2,439	2,947	(86)	27	(59)	(170)
Interest	1,165,846	545,657	(336)	316	(20)	(391)
Foreign currency	48,459	24,984	(1,216)	348	(868)	(1,162)
Forward operations	**6,146**	**6,020**	**360**	**2**	**362**	**264**
Purchases receivable	**1,671**	**2,533**	**1,673**	**(4)**	**1,669**	**2,531**
Shares	66	38	66	(3)	63	36
Interest	1,605	2,495	1,604	(1)	1,603	2,495
Foreign currency	-	-	3	-	3	-
Purchases payable obligations	**3**	-	**(1,621)**	-	**(1,621)**	**(2,511)**
Commodities	-	-	(14)	-	(14)	-
Interest	-	-	(1,604)	-	(1,604)	(16)
Foreign currency	3	-	(3)	-	(3)	(2,495)
Sales receivable	**1,503**	**2,867**	**3,280**	**2**	**3,282**	**674**
Shares	299	225	291	1	292	223
Commodities	17	16	17	-	17	19
Interest	-	1	2,969	-	2,969	432
Foreign currency	1,187	2,625	3	1	4	-
Sales deliverable obligations	**2,969**	**620**	**(2,972)**	**4**	**(2,968)**	**(430)**
Interest	2,967	431	(2,969)	4	(2,965)	(430)
Foreign currency	2	189	(3)	-	(3)	-
Credit derivatives	**89,075**	**53,033**	**(37)**	**152**	**115**	**133**
Asset position	**68,265**	**38,069**	**(77)**	**433**	**356**	**282**
Shares	5,122	4,255	70	91	161	144
Commodities	16	15	-	-	-	-
Interest	63,127	33,799	(147)	342	195	138
Liability position	**20,810**	**14,964**	**40**	**(281)**	**(241)**	**(149)**
Shares	1,437	1,347	(13)	(32)	(45)	(30)
Commodities	6	1	-	-	-	-
Interest	19,367	13,616	53	(250)	(197)	(119)
Foreign currency	-	-	-	1	1	-
NDF - Non Deliverable Forward	**520,595**	**316,620**	**(927)**	**283**	**(644)**	**899**
Asset position	**246,170**	**175,223**	**6,859**	**436**	**7,295**	**5,377**
Commodities	3,648	2,406	409	(4)	405	224
Foreign currency	242,522	172,817	6,450	440	6,890	5,153
Liability position	**274,425**	**141,397**	**(7,786)**	**(153)**	**(7,939)**	**(4,478)**
Commodities	2,634	2,734	(191)	46	(145)	(146)
Foreign currency	271,791	138,663	(7,595)	(199)	(7,794)	(4,332)
Other derivative financial instruments	**8,803**	**8,717**	**188**	**378**	**566**	**497**
Asset position	**6,403**	**6,575**	**210**	**502**	**712**	**650**
Shares	782	855	(1)	19	18	17
Commodities	71	196	-	4	4	4
Interest	5,390	5,490	212	19	231	166
Foreign currency	160	34	(1)	460	459	463
Liability position	**2,400**	**2,142**	**(22)**	**(124)**	**(146)**	**(153)**
Shares	1,831	1,385	(4)	(18)	(22)	(15)
Commodities	90	209	-	(4)	(4)	(4)
Interest	424	388	(19)	(29)	(48)	(22)
Foreign currency	55	160	1	(73)	(72)	(112)
		Asset	**45,859**	**26,461**	**72,320**	**56,383**
		Liability	**(49,048)**	**(20,654)**	**(69,702)**	**(53,495)**
		Total	**(3,189)**	**5,807**	**2,618**	**2,888**

Derivatives contracts mature as follows (in days)

Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	09/30/2024	12/31/2023
Future contracts	196,062	381,867	108,892	212,492	899,313	844,005
Swap contracts	155,716	895,544	307,112	1,642,056	3,000,428	2,396,474
Option contracts	1,414,903	937,213	551,242	74,877	2,978,235	1,667,345
Forwards	4,594	873	658	21	6,146	6,020
Credit derivatives	707	20,401	19,993	47,974	89,075	53,033
NDF - Non Deliverable Forward	169,388	197,244	82,943	71,020	520,595	316,620
Other derivative financial instruments	30	620	776	7,377	8,803	8,717

III - Derivatives by notional amount

See below the composition of the Derivative financial instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2024						
	Future contracts	**Swap contracts**	**Option contracts**	**Forwards**	**Credit derivatives**	**NDF - Non Deliverable Forward**	**Other derivative financial instruments**
Stock exchange	**899,310**	**1,213,231**	**2,826,437**	**1,552**	**41,212**	**163,706**	**-**
Over-the-counter market	**3**	**1,787,197**	**151,798**	**4,594**	**47,863**	**356,889**	**8,803**
Financial institutions	-	1,545,424	88,608	4,577	47,863	133,402	4,828
Companies	3	217,776	60,195	17	-	218,584	3,975
Individuals	-	23,997	2,995	-	-	4,903	-
Total	**899,313**	**3,000,428**	**2,978,235**	**6,146**	**89,075**	**520,595**	**8,803**
Total 12/31/2023	**844,005**	**2,396,474**	**1,667,345**	**6,020**	**53,033**	**316,620**	**8,717**

IV - Credit derivatives

See below the composition of the Credit derivatives portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2024			12/31/2023		
	Notional amount of credit protection sold	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**	**Notional amount of credit protection sold**	**Notional amount of credit protection purchased with identical underlying amount**	**Net position**
CDS	(30,475)	22,242	(8,233)	(20,268)	14,027	(6,241)
TRS	(36,358)	-	(36,358)	(18,738)	-	(18,738)
Total	**(66,833)**	**22,242**	**(44,591)**	**(39,006)**	**14,027**	**(24,979)**

The effect of the risk received on the reference equity (Note 21c) was R$ 46 (R$ 171 at 12/31/2023).

During the periods, there were no credit events relating to the taxable events provided for in the agreements.

V - Hedge accounting

I) Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated loans / Assets transactions / Funding and Agreements to resell) and exposures to future exchange rate (unrecognized highly probable forecast transactions) related to its variable interest rate risk (CDI / SOFR / UF* / TPM* / Selic) and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, SOFR, UF*, TPM*, Selic and foreign exchange rates. *UF - Chilean Unit of Account / TPM Monetary Policy Rate.

	09/30/2024					
	Hedge item				Hedge instruments	
Strategies	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	100,436	864	870	99,572	864
Hedge of asset-backed securities under repurchase agreements	62,412	-	(979)	(1,038)	61,308	(979)
Hedge of assets denominated in UF	14,613	-	(8)	(8)	14,621	(8)
Hedge of funding	-	30,314	(44)	(117)	30,270	(44)
Hedge of loan operations	13,588	-	175	193	13,413	174
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,350	(63)	38	1,288	(62)
Hedge of funding	-	1,123	(10)	(10)	1,113	(10)
Total	90,613	133,223	(65)	(72)	221,585	(65)

	12/31/2023					
	Hedge item				Hedge instruments	
Strategies	Book value		Variation in the amounts recognized in Stockholders' equity (1)	Cash flow hedge reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Interest rate risk						
Hedge of deposits and securities purchased under agreements to resell	-	119,464	(1,086)	(1,071)	120,550	(1,086)
Hedge of assets transactions	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	41,761	-	1,132	830	42,570	1,132
Hedge of assets denominated in UF	10,664	-	21	21	10,704	21
Hedge of funding	-	5,993	(95)	(162)	5,899	(95)
Hedge of loan operations	18,449	-	185	211	18,265	184
Foreign exchange risk						
Hedge of highly probable forecast transactions	-	1,287	35	123	1,323	35
Hedge of funding	-	2,300	(12)	(12)	2,288	(12)
Total	78,269	129,044	176	(64)	208,993	175

1) Recorded under heading Other comprehensive income.

Hedge instruments	09/30/2024						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	160,880	39	52	(115)	(115)	-	(234)
Forward	8,188	-	7	(5)	(5)	-	-
Swaps	50,116	263	60	127	127	-	(53)
Foreign exchange risk (4)							
Futures	1,280	-	3	(62)	(62)	-	(2)
Forward	1,121	-	22	(10)	(10)	-	-
Total	**221,585**	**302**	**144**	**(65)**	**(65)**	**-**	**(289)**

Hedge instruments	12/31/2023						
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Variation in value recognized in Stockholders' equity (2)	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve into income
		Assets	Liabilities				
Interest rate risk (3)							
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk (4)							
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	**208,993**	**276**	**427**	**175**	**176**	**(1)**	**(174)**

1) Recorded under heading Derivative financial instruments.
2) Recorded under heading Other comprehensive income.
3) DI Futures negotiated on B3 and interest rate swap negotiated on Chicago Mercantile Exchange.
4) DDI Futures negotiated on B3.

The gains or (losses) related to the accounting hedge of cash flows that ITAÚ UNIBANCO HOLDING CONSOLIDATED expects to recognize in results in the following 12 months, totaling R$ (79) (R$ (318) at 12/31/2023).

II) Market risk - The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts and exposures to future exchange rates, which are attributable to changes in interest rates and foreign exchange rate risk, relating to recognized assets and liabilities.

Strategies	09/30/2024						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	26,453	-	26,816	-	363	26,479	(368)
Hedge of funding	-	17,900	-	18,054	(154)	17,900	156
Hedge of available for sale securities	62,396	-	61,429	-	(967)	61,714	964
Hedge of other financial assets	34,310	-	34,251	-	(59)	33,070	168
Foreign exchange risk							
Hedge of firm commitments	-	123	-	141	(18)	114	18
Total	**123,159**	**18,023**	**122,496**	**18,195**	**(835)**	**139,277**	**938**

Strategies	12/31/2023						
	Hedge item					Hedge instruments	
	Book value		Fair value		Variation in value recognized in income (1)	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities			
Interest rate risk							
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of available for sale securities	41,291	-	41,058	-	(233)	38,383	243
Hedge of other financial assets	27,316	-	27,517	-	201	26,349	(201)
Foreign exchange risk							
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	**81,199**	**16,569**	**81,172**	**16,454**	**88**	**93,870**	**(79)**

1) Recorded under heading results from Securities, derivative financial instruments and other.

The amount of R$ 904 (R$ 253 at 12/31/2023) was recorded in result, related to operations that are no longer qualified as hedge.

Hedge instruments	09/30/2024				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	103,481	1,425	991	(730)	103
Other Derivatives	5,239	-	5,452	1,454	-
Futures	30,443	51	-	196	-
Foreign exchange risk					
Futures	114	-	-	18	-
Total	**139,277**	**1,476**	**6,443**	**938**	**103**

Hedge instruments	12/31/2023				
	Notional amount	Book value (1)		Variation in the amounts used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities		
Interest rate risk					
Swaps	70,416	1,402	781	(878)	7
Other Derivatives	1,784	-	1,985	1,215	-
Futures	21,425	63	5	(420)	2
Foreign exchange risk					
Futures	245	1	-	4	-
Total	**93,870**	**1,466**	**2,771**	**(79)**	**9**

1) Recorded under heading Derivative financial instruments.

To protect against market risk variation upon receipt and payment of interest, and exposures to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts and currency futures. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – UF, fixed rate and denominated in Euros and US dollars, issued by subsidiaries in Chile, England and Colombia, respectively.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

III) Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office's functional currency.

Strategies	09/30/2024					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	15,231	-	(13,853)	(13,853)	16,095	(13,924)
Total	**15,231**	**-**	**(13,853)**	**(13,853)**	**16,095**	**(13,924)**

Strategies	12/31/2023					
	Hedge item				Hedge instruments	
	Book value		Variation in value recognized in Stockholders' equity (1)	Foreign currency conversion reserve	Notional amount	Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities				
Foreign exchange risk						
Hedge of net investment in foreign operations	18,849	-	(11,919)	(11,919)	19,208	(12,189)
Total	**18,849**	**-**	**(11,919)**	**(11,919)**	**19,208**	**(12,189)**

1) Recorded under heading Other comprehensive income.

The remaining balance in the reserve of foreing currency conversion, for which the accounting hedge is no longer applied, is R$ (1,349) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	09/30/2024						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	5,229	14	-	(5,532)	(5,490)	(42)	-
Future / NDF - Non Deliverable Forward	7,058	101	238	(2,942)	(2,895)	(47)	(1)
Future / Financial Assets	3,808	6,180	516	(5,450)	(5,468)	18	-
Total	**16,095**	**6,295**	**754**	**(13,924)**	**(13,853)**	**(71)**	**(1)**

Hedge instruments	12/31/2023						
	Notional amount	Book value [1]		Variation in the amounts used to calculate hedge ineffectiveness	Variation in the amount recognized in Stockholders' equity [2]	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities				
Foreign exchange risk [3]							
Future	2,109	10	-	(5,596)	(5,553)	(43)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(3,796)	(3,560)	(236)	(104)
Future / Financial Assets	4,560	5,525	350	(2,797)	(2,806)	9	-
Total	**19,208**	**5,655**	**407**	**(12,189)**	**(11,919)**	**(270)**	**32**

1) Recorded under heading Securities and Derivative Financial Instruments.
2) Recorded under heading Other comprehensive income.
3) Futures negotiated on B3 and Financial Assets or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV) We present below the maturity terms of cash flow hedge, market risk hedge strategies and Hedge of net investiment in foreign operations:

	09/30/2024							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	63,803	22,951	9,490	1,561	1,279	488	-	99,572
Hedge of highly probable forecast transactions	1,288	-	-	-	-	-	-	1,288
Hedge of assets denominated in UF	8,258	6,363	-	-	-	-	-	14,621
Hedge of funding (Cash flow)	29,401	642	-	-	923	417	-	31,383
Hedge of loan operations (Cash flow)	7,956	3,835	385	1,186	51	-	-	13,413
Hedge of loan operations (Market risk)	12,570	6,210	2,196	1,667	2,593	982	261	26,479
Hedge of funding (Market risk)	6,228	2,571	704	1,262	1,278	5,452	405	17,900
Hedge of available for sale securities	14,230	8,388	5,006	6,414	4,175	14,533	8,968	61,714
Hedge of asset-backed securities under repurchase agreements	22,149	15,571	17,317	4,450	1,821	-	-	61,308
Hedge of net investment in foreign operations [1]	16,095	-	-	-	-	-	-	16,095
Hedge of other financial assets (Market risk)	702	7,184	1,685	9,776	3,772	6,744	3,207	33,070
Hedge of firm commitments (Market risk)	114	-	-	-	-	-	-	114
Total	**182,794**	**73,715**	**36,783**	**26,316**	**15,892**	**28,616**	**12,841**	**376,957**

	12/31/2023							
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of loan operations (Market risk)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of funding (Market risk)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of available for sale securities	8,892	7,244	3,452	2,945	5,185	7,424	3,241	38,383
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of net investment in foreign operations [1]	19,208	-	-	-	-	-	-	19,208
Hedge of other financial assets (Market risk)	199	321	6,609	1,351	6,999	7,749	3,121	26,349
Hedge of firm commitments (Market risk)	245	-	-	-	-	-	-	245
Total	**147,755**	**57,677**	**38,683**	**26,888**	**21,092**	**23,311**	**6,665**	**322,071**

1) Classified as current, since instruments are frequently renewed.

g) Sensitivity analysis (trading and banking portfolios)

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis for each market risk factor considered significant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are a static evaluation of the portfolio exposure and, therefore, do not take into account management's quick response capacity (treasury and control areas), which triggers risk mitigating measures whenever a situation of loss or high risk is identified, thus minimizing the possibility of significant losses. In addition, the study's sole purpose is to show the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2024		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(0.2)	(51.8)	(122.0)
Currency Coupon	Foreign Exchange Coupon Rates	(0.4)	(137.1)	(261.2)
Foreign Currency	Foreign Exchange Rates	(0.2)	(234.5)	(584.1)
Price Indices	Inflation Coupon Rates	(0.1)	(11.7)	(21.7)
TR	TR Coupon Rates	-	-	-
Equities	Prices of Equities	1.6	327.5	544.2
Other	Exposures that do not fall under the definitions above	(7.4)	(183.1)	(295.6)
Total		**(6.7)**	**(290.7)**	**(740.4)**

1) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2024		
Risk factors	Risk of variations in:	Scenarios [1]		
		I	II	III
Fixed Interest Rate	Fixed Interest Rates in Reais	(12.0)	(3,501.8)	(6,749.7)
Currency Coupon	Foreign Exchange Coupon Rates	(1.8)	(352.7)	(673.1)
Foreign Currency	Foreign Exchange Rates	(0.6)	(315.0)	(726.5)
Price Indices	Inflation Coupon Rates	(0.9)	(104.0)	(244.4)
TR	TR Coupon Rates	(1.2)	(307.2)	(588.9)
Equities	Prices of Equities	4.9	242.5	373.2
Other	Exposures that do not fall under the definitions above	(8.0)	(197.9)	(325.2)
Total		**(19.6)**	**(4,536.1)**	**(8,934.6)**

1) Amounts net of tax effects.

The following scenarios are used to measure these sensitivities:

Scenario I: Addition of 1 base point in fixed interest rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices.

Scenario II: Shocks of 25 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Scenario III: Shocks of 50 percent in fixed interest curves rates, currency coupon, inflation, interest rate indexes and currency and share prices, both up and down, taking the highest resulting losses per risk factor.

Derivative financial instruments contracted by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Note 6 - Loan, lease and other credit operations

The accounting policy on loan, lease and other credit operations is presented in Note 2b VII.

a) Composition of the portfolio with credit granting characteristics

I - By type of operations and risk level

Risk levels	09/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	**473,066**	**132,616**	**91,550**	**30,182**	**7,916**	**4,726**	**5,148**	**4,724**	**17,349**	**767,277**	**713,222**
Loans and discounted trade receivables	193,334	108,940	71,117	23,264	5,730	3,500	4,300	4,090	15,645	429,920	404,645
Financing	94,385	9,492	16,874	4,534	1,177	701	353	275	1,081	128,872	115,256
Farming financing	17,985	3,703	435	32	35	8	26	-	5	22,229	20,311
Real estate financing	167,362	10,481	3,124	2,352	974	517	469	359	618	186,256	173,010
Lease operations	**2,647**	**3,570**	**871**	**434**	**113**	**80**	**36**	**39**	**108**	**7,898**	**7,677**
Credit card operations	**3,640**	**115,692**	**16,725**	**1,879**	**944**	**1,076**	**1,063**	**1,732**	**5,815**	**148,566**	**149,442**
Advance on exchange contracts [1]	**12,361**	**493**	**235**	**27**	**18**	**11**	**2**	**1**	**1**	**13,149**	**9,986**
Other sundry receivables [2]	**22,852**	**1,064**	**490**	**20**	**86**	**3**	**129**	**84**	**190**	**24,918**	**27,035**
Total operations with credit granting characteristics	**514,566**	**253,435**	**109,871**	**32,542**	**9,077**	**5,896**	**6,378**	**6,580**	**23,463**	**961,808**	**907,362**
Financial guarantees provided [3]										**115,904**	**102,622**
Total with Financial guarantees provided	**514,566**	**253,435**	**109,871**	**32,542**	**9,077**	**5,896**	**6,378**	**6,580**	**23,463**	**1,077,712**	**1,009,984**
Total operations with credit granting characteristics at 12/31/2023	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	

1) Includes advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a).
2) Includes securities and credits receivable, debtors for purchase of assets and Endorsements and sureties honored.
3) Recorded in Offsetting accounts.

In ITAÚ UNIBANCO HOLDING, the portfolio consists of Loan operations R$ 71,735 (R$ 70,035 at 12/31/2023), Other credits - Operations with credit granting characteristics R$ 88,188 (R$ 86,410 at 12/31/2023) and Lease operations R$ 34 (R$ 52 at 12/31/2023), and the total fair value of these operations is R$ 159,957 (R$ 156,497 at 12/31/2023).

II - By maturity and risk level

	09/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	**3,351**	**3,605**	**2,114**	**1,586**	**2,025**	**1,895**	**8,485**	**23,061**	**23,186**
01 to 30	-	-	137	146	89	68	99	106	473	1,118	1,139
31 to 60	-	-	108	128	77	58	81	75	396	923	973
61 to 90	-	-	102	116	71	59	74	69	368	859	855
91 to 180	-	-	282	390	201	149	221	198	1,050	2,491	2,464
181 to 365	-	-	456	528	337	263	364	329	1,684	3,961	4,011
Over 365 days	-	-	2,266	2,297	1,339	989	1,186	1,118	4,514	13,709	13,744
Overdue installments	-	-	**836**	**1,020**	**1,059**	**1,267**	**1,678**	**2,839**	**10,902**	**19,601**	**21,149**
01 to 14	-	-	10	49	35	22	48	31	182	377	375
15 to 30	-	-	794	191	113	101	112	66	280	1,657	1,732
31 to 60	-	-	32	744	181	305	230	237	561	2,290	2,388
61 to 90	-	-	-	25	699	97	391	259	576	2,047	2,361
91 to 180	-	-	-	11	31	700	846	2,195	2,011	5,794	6,128
181 to 365	-	-	-	-	-	42	51	51	7,202	7,346	8,018
Over 365 days	-	-	-	-	-	-	-	-	90	90	147
Subtotal (a)	-	-	**4,187**	**4,625**	**3,173**	**2,853**	**3,703**	**4,734**	**19,387**	**42,662**	**44,335**
Subtotal 12/31/2023	-	-	**4,159**	**4,844**	**3,526**	**3,522**	**4,017**	**4,864**	**19,403**	**44,335**	
	Non-overdue operations										
Falling due installments	**513,922**	**251,629**	**105,264**	**27,654**	**5,830**	**2,820**	**2,605**	**1,799**	**4,025**	**915,548**	**858,895**
01 to 30	48,411	63,517	18,510	3,763	620	305	410	175	585	136,296	125,417
31 to 60	28,093	25,655	6,752	2,300	293	141	104	69	285	63,692	65,132
61 to 90	24,678	18,251	7,022	1,548	293	147	81	58	221	52,299	47,562
91 to 180	53,978	34,336	14,782	3,414	768	227	211	161	428	108,305	106,568
181 to 365	75,938	35,020	17,316	4,922	817	308	316	257	604	135,498	123,786
Over 365 days	282,824	74,850	40,882	11,707	3,039	1,692	1,483	1,079	1,902	419,458	390,430
Overdue up to 14 days	**644**	**1,806**	**420**	**263**	**74**	**223**	**70**	**47**	**51**	**3,598**	**4,132**
Subtotal (b)	**514,566**	**253,435**	**105,684**	**27,917**	**5,904**	**3,043**	**2,675**	**1,846**	**4,076**	**919,146**	**863,027**
Subtotal 12/31/2023	**449,660**	**277,711**	**83,187**	**31,510**	**6,214**	**3,324**	**2,805**	**4,627**	**3,989**	**863,027**	
	09/30/2024										
Total Portfolio (a+b)	**514,566**	**253,435**	**109,871**	**32,542**	**9,077**	**5,896**	**6,378**	**6,580**	**23,463**	**961,808**	**907,362**
Allowance [2]	(1,608)	(2,118)	(2,984)	(3,251)	(2,722)	(2,947)	(4,464)	(6,557)	(23,463)	(51,131)	(55,380)
Current provision										**(25,110)**	**(26,830)**
Non-current provision										**(26,021)**	**(28,550)**
	12/31/2023										
Total Portfolio	**449,660**	**277,711**	**87,346**	**36,354**	**9,740**	**6,846**	**6,822**	**9,491**	**23,392**	**907,362**	
Allowance [2]	(2,161)	(2,423)	(3,036)	(3,351)	(2,429)	(3,422)	(4,775)	(9,454)	(23,392)	(55,380)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments and Financial Guarantees Provided.

In Overdue operations, the balance of non-accrual operations amounts to R$ 30,268 (R$ 31,434 at 12/31/2023).

The following table presents the maturity and risk level of ITAÚ UNIBANCO HOLDING's portfolio:

	09/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations [1]										
Falling due installments	-	-	**712**	**798**	**664**	**382**	**203**	**170**	**1,764**	**4,693**	**5,684**
01 to 30	-	-	42	52	35	21	12	9	104	275	310
31 to 60	-	-	40	44	30	18	11	8	89	240	291
61 to 90	-	-	38	43	29	17	10	8	81	226	262
91 to 180	-	-	106	119	84	49	27	22	230	637	731
181 to 365	-	-	174	191	141	80	45	36	366	1,033	1,211
Over 365 days	-	-	312	349	345	197	98	87	894	2,282	2,879
Overdue installments	-	-	**239**	**277**	**318**	**452**	**509**	**964**	**3,797**	**6,556**	**7,530**
01 to 14	-	-	2	24	17	9	4	4	45	105	124
15 to 30	-	-	233	34	19	18	16	8	60	388	428
31 to 60	-	-	4	215	45	145	51	18	124	602	719
61 to 90	-	-	-	3	233	38	180	47	137	638	813
91 to 180	-	-	-	1	4	242	258	887	518	1,910	2,149
181 to 365	-	-	-	-	-	-	-	-	2,910	2,910	3,268
Over 365 days	-	-	-	-	-	-	-	-	3	3	29
Subtotal (a)	-	-	**951**	**1,075**	**982**	**834**	**712**	**1,134**	**5,561**	**11,249**	**13,214**
Subtotal 12/31/2023	-	-	**1,073**	**1,474**	**958**	**1,094**	**859**	**1,156**	**6,600**	**13,214**	
	Non-overdue operations										
Falling due installments	**38,830**	**81,133**	**22,218**	**2,902**	**443**	**436**	**366**	**290**	**864**	**147,482**	**142,534**
01 to 30	3,558	32,512	4,751	230	60	78	68	42	153	41,452	39,841
31 to 60	2,066	13,235	2,237	169	33	42	35	23	71	17,911	18,265
61 to 90	1,964	9,268	1,740	150	27	34	28	19	55	13,285	12,866
91 to 180	5,107	14,893	3,412	399	60	73	58	43	113	24,158	23,321
181 to 365	8,196	8,407	3,314	586	75	73	59	50	125	20,885	20,147
Over 365 days	17,939	2,818	6,764	1,368	188	136	118	113	347	29,791	28,094
Overdue up to 14 days	**185**	**843**	**135**	**22**	**7**	**7**	**10**	**4**	**13**	**1,226**	**749**
Subtotal (b)	**39,015**	**81,976**	**22,353**	**2,924**	**450**	**443**	**376**	**294**	**877**	**148,708**	**143,283**
Subtotal 12/31/2023	**36,755**	**89,695**	**10,943**	**2,964**	**610**	**619**	**453**	**327**	**917**	**143,283**	
	09/30/2024										
Total Portfolio (a+b)	**39,015**	**81,976**	**23,304**	**3,999**	**1,432**	**1,277**	**1,088**	**1,428**	**6,438**	**159,957**	**156,497**
Allowance [2]	(196)	(819)	(2,091)	(405)	(434)	(663)	(772)	(1,431)	(6,438)	(13,249)	(13,679)
Current provision										(9,605)	**(10,451)**
Non-current provision										(3,644)	**(3,228)**
	12/31/2023										
Total Portfolio	**36,755**	**89,695**	**12,016**	**4,438**	**1,568**	**1,713**	**1,312**	**1,483**	**7,517**	**156,497**	
Allowance [2]	(183)	(897)	(865)	(445)	(474)	(881)	(930)	(1,487)	(7,517)	(13,679)	

1) Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptancy.

2) Includes Provision for Loan Commitments.

In Overdue operations, the balance of non-accrual operations amounts to R$ 8,232 (R$ 9,712 at 12/31/2023).

III - By business sector

	09/30/2024	%	12/31/2023	%
Public Sector	**4,086**	**0.4%**	**4,159**	**0.5%**
Petrochemical and chemical	20	-	209	-
State and local governments	2,854	0.3%	2,397	0.3%
Sundry	1,212	0.1%	1,553	0.2%
Private sector	**957,722**	**99.6%**	**903,203**	**99.5%**
Companies	**433,667**	**45.1%**	**401,208**	**44.2%**
Sugar and alcohol	3,688	0.3%	4,261	0.4%
Agribusiness and fertilizers	23,703	2.5%	22,978	2.5%
Food and beverage	24,256	2.5%	19,940	2.2%
Banks and other financial institutions	16,074	1.7%	14,081	1.6%
Capital assets	9,288	1.0%	8,222	0.9%
Pulp and paper	5,008	0.5%	4,215	0.5%
Publishing and printing	2,677	0.3%	2,387	0.3%
Electronic and IT	9,966	1.0%	8,317	0.9%
Packaging	5,125	0.5%	4,520	0.5%
Energy and sewage	7,294	0.8%	7,537	0.8%
Education	3,485	0.4%	3,557	0.4%
Pharmaceuticals and cosmetics	12,431	1.3%	11,478	1.3%
Real estate agents	42,496	4.4%	39,049	4.3%
Entertainment and tourism	8,755	0.9%	7,986	0.9%
Wood and furniture	6,556	0.7%	6,796	0.7%
Construction materials	7,532	0.8%	7,406	0.8%
Steel and metallurgy	12,156	1.3%	12,758	1.4%
Media	716	0.1%	875	0.1%
Mining	4,829	0.5%	4,830	0.6%
Infrastructure work	9,380	0.9%	8,943	0.9%
Oil and gas (1)	9,835	1.0%	9,727	1.1%
Petrochemical and chemical	11,130	1.1%	10,524	1.2%
Health care	5,511	0.6%	5,799	0.6%
Insurance, reinsurance and pension plans	205	-	321	-
Telecommucations	2,657	0.3%	2,773	0.3%
Third sector	2,134	0.2%	2,919	0.3%
Tradings	5,826	0.6%	3,872	0.4%
Transportation	32,013	3.4%	30,326	3.4%
Domestic appliances	3,601	0.4%	3,000	0.3%
Vehicles and autoparts	23,771	2.5%	22,107	2.5%
Clothing and shoes	7,004	0.7%	6,236	0.7%
Commerce - sundry	30,220	3.1%	30,372	3.3%
Industry - sundry	5,142	0.5%	5,737	0.6%
Services - sundry	47,187	5.0%	44,021	4.9%
Sundry	32,016	3.3%	23,338	2.6%
Individuals	**524,055**	**54.5%**	**501,995**	**55.3%**
Credit cards	142,873	14.8%	144,392	15.9%
Mortgage loans	170,756	17.8%	158,424	17.4%
Consumer loans / checking account	174,330	18.1%	165,749	18.3%
Vehicles	36,096	3.8%	33,430	3.7%
Grand total	**961,808**	**100.0%**	**907,362**	**100.0%**

1) Comprises trade of fuel.

In ITAÚ UNIBANCO HOLDING, the portfolio is mainly composed of Private sector, of which 84.7% is held by individuals (84.5% at 12/31/2023) and 15.3% by Companies (15.5% at 12/31/2023).

IV - Financial guarantees provided by type

Type of guarantee	09/30/2024 Portfolio	09/30/2024 Provision	12/31/2023 Portfolio	12/31/2023 Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	34,666	(454)	32,165	(436)
Sundry bank guarantees	55,818	(398)	52,702	(347)
Other financial guarantees provided	11,190	(107)	10,083	(94)
Restricted to the distribution of marketable securities by Public Offering	7,375	(9)	2,677	(3)
Restricted to bids, auctions, service provision or execution of works	3,901	(23)	2,766	(42)
Restricted to international trade of goods	1,554	(24)	1,078	(13)
Restricted to supply of goods	1,400	(2)	1,151	(2)
Total	**115,904**	**(1,017)**	**102,622**	**(937)**

b) Credit concentration

Loan, lease and other credit operations [1]	09/30/2024 Risk	09/30/2024 % of total	12/31/2023 Risk	12/31/2023 % of total
Largest debtor	6,051	0.6%	5,378	0.5%
10 largest debtors	40,648	3.8%	34,637	3.4%
20 largest debtors	60,726	5.6%	54,100	5.4%
50 largest debtors	100,149	9.3%	87,440	8.7%
100 largest debtors	138,153	12.8%	121,686	12.0%

1) Amounts include Financial guarantees provided.

c) Changes in the provision for loan losses and Allowance for Financial Guarantees Provided

	09/30/2024	12/31/2023
Opening balance - 01/01	**(55,380)**	**(56,590)**
Net increase for the period	(23,929)	(36,155)
Minimum	(26,631)	(36,871)
Financial Guarantees Provided	(80)	(150)
Additional	2,782	866
Write-Off	28,791	36,823
Other	(613)	542
Closing balance	**(51,131)**	**(55,380)**
Minimum	(36,543)	(38,090)
Financial Guarantees Provided	(1,017)	(937)
Additional [1]	(13,571)	(16,353)

1) Includes Provision for Loan Commitments.

The provision for loan losses regarding the lease portfolio amounts to R$ (228) (R$ (177) at 12/31/2023).

At 09/30/2024, the balance of the provision regarding the loan portfolio is equivalent to 5.3% (6.1% at 12/31/2023).

The following table presents the changes in the provision for loan losses of the loan portfolio of ITAÚ UNIBANCO HOLDING:

	09/30/2024	12/31/2023
Opening balance - 01/01	**(13,679)**	**(14,552)**
Net increase for the period	(8,726)	(11,415)
Minimum	(7,843)	(11,713)
Additional	(883)	298
Write-Off	9,156	12,288
Closing balance	**(13,249)**	**(13,679)**
Minimum	(9,271)	(10,584)
Additional	(3,978)	(3,095)

The Additional Allowance includes Provision for Loan Commitments.

d) Renegotiation of credits

	09/30/2024			12/31/2023		
	Portfolio	Provision for Loan Losses	%	Portfolio	Provision for Loan Losses	%
Total renegotiated loans	35,750	(14,983)	41.9%	39,022	(15,310)	39.2%
(-) Renegotiated loans overdue up to 30 days [1]	(11,116)	3,664	33.0%	(12,162)	3,681	30.3%
Renegotiated loans overdue over 30 days [1]	24,634	(11,319)	45.9%	26,860	(11,629)	43.3%

1) Delays determined upon renegotiation.

The amount related to Renegotiated loans of the Lease Portfolio are R$ 93 (R$ 60 at 12/31/2023).

In ITAÚ UNIBANCO HOLDING, the renegotiated loans balance totals R$ 5,579 (R$ 6,271 at 12/31/2023), and its respective provision for losses is R$ (2,591) (R$ (2,917) at 12/31/2023).

e) Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2024					12/31/2023	01/01 to 09/30/2024	01/01 to 09/30/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total	Income (expenses)	Income (expenses)
Restricted operations on assets								
Loan operations	-	-	6	8,743	8,749	6,684	1,271	(6)
Liabilities - restricted operations on assets								
Foreign borrowing through securities	-	-	10	8,743	8,753	6,686	(1,272)	6
Net revenue from restricted operations							(1)	-

In the periods there were no balances in default.

f) Operations of sale or transfers and acquisition of financial assets

ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out operations of sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

Nature of operation	09/30/2024				12/31/2023			
	Assets		Liabilities [1]		Assets		Liabilities [1]	
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	121	120	121	120	139	140	139	139
Working capital	409	409	409	409	502	502	502	502
Total	**530**	**529**	**530**	**529**	**641**	**642**	**641**	**641**

1) Under Other liabilities Sundry.

From 01/01 to 09/30/2024 operations of transfers of financial assets with no retention of risks and benefits generated impact on the result of R$ 197 (R$ 111 from 01/01 to 09/30/2023), net of the Provision for Loan Losses.

g) Government Programs for Granting Credit

Risk levels	09/30/2024										12/31/2023
	AA	A	B	C	D	E	F	G	H	Total	Total
Emergency Employment Support Program (PESE)	-	-	-	-	-	-	4	-	-	4	15
Existing allowance [(1)]	-	-	-	-	-	-	-	-	-	-	(2)
National Support Program for Micro and Small Companies (PRONAMPE)	1,537	1,223	11,733	58	10	3	229	269	1	15,063	11,740
Existing allowance [(2)]	-	(6)	(117)	(2)	(1)	(1)	(115)	(188)	(1)	(431)	(383)
Emergency Program for Access to Credit (PEAC FGI)	7,105	396	1,866	219	141	76	303	166	67	10,339	12,221
Existing allowance [(2)]	-	(2)	(19)	(7)	(14)	(23)	(151)	(116)	(67)	(399)	(312)

1) Allowance recognized on the loan portion which risk is of ITAÚ UNIBANCO HOLDING CONSOLIDATED, i.e., 15% of the loan portfolio.

2) Allowance considers the double counting of delay periods for risk level classification purposes.

Note 7 - Funding, borrowing and onlending

The accounting policy on deposits received under securities repurchase agreements, funds from acceptances and issuance of securities, borrowing and onlending and subordinated debt is presented in Note 2b IV.

a) Summary

	09/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Deposits	382,106	91,258	48,309	498,817	1,020,490	951,352
Deposits received under securities repurchase agreements	396,437	15,173	3,662	33,294	448,566	389,311
Funds from acceptances and issuance of securities	9,393	44,739	49,921	204,177	308,230	301,635
Borrowing and onlending	15,632	43,979	37,200	21,526	118,337	99,788
Subordinated debt	10	-	-	54,677	54,687	46,677
Total	**803,578**	**195,149**	**139,092**	**812,491**	**1,950,310**	**1,788,763**
% per maturity date	41.2%	10.0%	7.1%	41.7%	100.0%	
Total - 12/31/2023	**715,794**	**168,900**	**140,540**	**763,529**	**1,788,763**	
% per maturity date	40.0%	9.4%	7.9%	42.7%	100.0%	

b) Deposits

	09/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Interest-bearing deposits	**251,419**	**91,258**	**48,309**	**498,817**	**889,803**	**837,804**
Savings deposits	176,843	-	-	-	176,843	174,765
Interbank deposits	1,620	1,167	2,635	411	5,833	6,448
Time deposits	72,956	90,091	45,674	498,406	707,127	656,591
Non-interest bearing deposits	**130,687**	-	-	-	**130,687**	**113,548**
Demand deposits	123,132	-	-	-	123,132	105,634
Other deposits	7,555	-	-	-	7,555	7,914
Total	**382,106**	**91,258**	**48,309**	**498,817**	**1,020,490**	**951,352**
% per maturity date	37.4%	8.9%	4.7%	49.0%	100.0%	
Total – 12/31/2023	**347,885**	**78,984**	**53,949**	**470,534**	**951,352**	
% per maturity date	36.6%	8.3%	5.7%	49.4%	100.0%	

c) Deposits received under securities repurchase agreements

	09/30/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Own portfolio	**131,014**	**12,051**	-	**7**	**143,072**	**178,775**
Government securities	110,664	31	-	-	110,695	147,656
Corporate securities	17,829	12,015	-	-	29,844	30,714
Own issue	-	-	-	7	7	8
Foreign	2,521	5	-	-	2,526	397
Third-party portfolio	**217,195**	-	-	-	**217,195**	**134,807**
Free portfolio	**48,228**	**3,122**	**3,662**	**33,287**	**88,299**	**75,729**
Total	396,437	**15,173**	**3,662**	**33,294**	**448,566**	**389,311**
% per maturity date	88.4%	3.4%	0.8%	7.4%	100.0%	
Total - 12/31/2023	**352,451**	**1,181**	**4,200**	**31,479**	**389,311**	
% per maturity date	90.5%	0.3%	1.1%	8.1%	100.0%	

d) Funds from acceptances and issuance of securities

	09/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Real estate, mortgage, credit and similar notes	**8,688**	**38,001**	**42,810**	**132,963**	**222,462**	**228,414**
Financial bills	5,991	13,230	11,727	43,576	74,524	81,197
Real estate credit bills	1,615	10,646	12,866	15,990	41,117	48,955
Rural credit bills	1,079	9,323	11,403	23,624	45,429	39,072
Guaranteed real estate bills	3	4,802	6,814	49,773	61,392	59,190
Foreign loans through securities	**607**	**5,737**	**5,412**	**57,698**	**69,454**	**62,999**
Brazil risk note programme	24	3,030	887	3,609	7,550	7,758
Structure note issued	317	1,308	1,268	6,078	8,971	8,409
Bonds	36	233	2,952	37,211	40,432	36,324
Fixed rate notes	3	1	6	8,933	8,943	6,810
Eurobonds	-	967	53	52	1,072	832
Mortgage notes	-	4	2	56	62	76
Other	227	194	244	1,759	2,424	2,790
Funding from structured operations certificates	**98**	**1,001**	**1,699**	**13,516**	**16,314**	**10,222**
Total	**9,393**	**44,739**	**49,921**	**204,177**	**308,230**	**301,635**
% per maturity date	3.1%	14.5%	16.2%	66.2%	100.0%	
Total - **12/31/2023**	**5,799**	**39,333**	**54,993**	**201,510**	**301,635**	
% per maturity date	2.0%	13.0%	18.2%	66.8%	100.0%	

The fair value of Funding from structured operations certificates is R$ 17,968 (R$ 11,448 at 12/31/2023).

Guaranteed Real Estate Notes

Guaranteed Real Estate Bills (LIGs) are registered, transferrable and free trade credit securities, that are guaranteed by asset portfolio of the issuer itself, submitted to the fiduciary system.

The "Termo de emissão registrado", which details the conditions of LIG transactions, is available on the website www.itau.com.br/relacoes-com-investidores, in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

I – Breakdown of Asset Portfolio

The asset portfolio linked to LIGs corresponds to 2.24% of ITAÚ UNIBANCO HOLDING CONSOLIDATED's total assets. Its breakdown is presented in the table below. Further details are available in the "Demonstrativo de carteira de ativos (mensal)", in the section Resultados e relatórios / Documentos regulatórios / Letra imobiliária garantida.

	09/30/2024	12/31/2023
Real estate loans	63,497	63,114
Government securities - Brazil	3,825	3,384
Total asset portfolio	**67,322**	**66,498**
Total adjusted asset portfolio	**67,322**	**66,498**
Liabilities for issue of LIGs	**61,392**	**59,190**
Remuneration of the Fiduciary Agent	**3**	**3**

II - Requirements of asset portfolio

	09/30/2024	12/31/2023
Breakdown	**94.3%**	**94.9%**
Sufficiency		
Notional amount	109.7%	112.4%
Present value under stress	100.7%	113.2%
Weighted average term		
Of the asset portfolio	139.6 months	141.6 months
Of outstanding LIGs	34.2 months	38.9 months
Liquidity		
Net assets	9,357	5,224

e) Borrowing and onlending

	09/30/2024					12/31/2023
	0-30	31-180	181-365	Over 365 days	Total	Total
Borrowing	**15,254**	**42,194**	**33,306**	**10,968**	**101,722**	**86,701**
In Brazil	2,573	-	-	-	2,573	3,902
Foreign [(1)]	12,681	42,194	33,306	10,968	99,149	82,799
Onlending - In Brazil – Official Institutions	**378**	**1,785**	**3,894**	**10,558**	**16,615**	**13,087**
BNDES	73	336	2,082	4,456	6,947	3,864
FINAME	297	1,350	1,594	5,698	8,939	8,519
Other	8	99	218	404	729	704
Total	**15,632**	**43,979**	**37,200**	**21,526**	**118,337**	**99,788**
% per maturity date	13.2%	37.2%	31.4%	18.2%	100.0%	
Total - 12/31/2023	**9,658**	**48,567**	**27,398**	**14,165**	**99,788**	
% per maturity date	9.7%	48.7%	27.5%	14.1%	100.0%	

1) Foreign borrowing are basically represented by foreign exchange trade transactions relating to export pre-financing and import financing.

f) Subordinated debt, including perpetual debts

	09/30/2024					12/31/2023
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Total
Financial bills	-	-	-	25,841	25,841	20,256
Euronotes	-	-	-	21,756	21,756	19,262
Bonds	10	-	-	7,080	7,090	7,159
Total	**10**	**-**	**-**	**54,677**	**54,687**	**46,677**
% per maturity date	-	-	-	100.0%	100.0%	
Total - 12/31/2023	**1**	**835**	**-**	**45,841**	**46,677**	
% per maturity date	-	1.8%	-	98.2%	**100.0%**	

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Subordinated euronotes in the amount of R$ 24 (R$ 0 at 12/31/2023) with maturity up to 30 days, R$ 21,788 (R$ 19,315 at 12/31/2023) with maturity over 365 days and Subordinated financial bills in the amount of R$ 25,841 (R$ 20,256 at 12/31/2023) with maturity over 365 days.

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	09/30/2024	12/31/2023
Subordinated financial bills - BRL						
	2,146	2019	Perpetual	114% of SELIC	1,256	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,003	1,052
	50	2019	2028	CDI + 0.72%	77	71
	2,281	2019	2029	CDI + 0.75%	3,504	3,227
	450	2020	2029	CDI + 1.85%	693	633
	106	2020	2030	IPCA + 4.64%	162	151
	1,556	2020	2030	CDI + 2%	2,410	2,199
	5,488	2021	2031	CDI + 2%	8,184	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,131	1,029
	1,161	2023	2034	102% of CDI	1,165	1,141
	108	2023	2034	CDI + 0.2%	109	107
	122	2023	2034	10.63%	123	121
	700	2023	Perpetual	CDI + 1.9%	781	713
	107	2023	2034	IPCA + 5.48%	110	106
	530	2024	2034	100% of CDI	526	-
	3,100	2024	2034	CDI + 0.65%	3,136	-
	1,000	2024	Perpetual	CDI + 0.9%	1,004	-
	470	2024	2039	102% of CDI	467	-
				Total	**25,841**	**20,256**
Subordinated euronotes - USD						
	1,250	2017	Perpetual	7.72%	6,965	6,042
	750	2018	Perpetual	7.86%	4,075	3,709
	750	2019	2029	4.50%	4,122	3,640
	700	2020	Perpetual	4.63%	3,827	3,441
	501	2021	2031	3.88%	2,767	2,430
				Total	**21,756**	**19,262**
Subordinated bonds - CLP						
	180,351	2008	2033	3.50% to 4.92%	1,523	1,366
	97,962	2009	2035	4.75%	1,186	1,060
	1,060,250	2010	2032	4.35%	118	105
	1,060,250	2010	2035	3.90% to 3.96%	272	242
	1,060,250	2010	2036	4.48%	1,296	1,152
	1,060,250	2010	2038	3.93%	944	839
	1,060,250	2010	2040	4.15% to 4.29%	728	647
	1,060,250	2010	2042	4.45%	355	315
	57,168	2014	2034	3.80%	464	412
				Total	**6,886**	**6,138**
Subordinated bonds - COP						
	146,000	2013	2028	IPC + 2%	193	186
	780,392	2014	2024	LIB	-	835
				Total	**193**	**1,021**
Subordinated bonds - USD						
	172	2023	2024	8.90%	10	-
	878	2024	2024	7.18%	1	-
				Total	**11**	-
Total					**54,687**	**46,677**

Note 8 - Insurance, private pension plan and premium bonds operations

The accounting policy on insurance, private pension and premium bonds operations is presented in Note 2b XVI.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, technical provisions aim to reduce the risks involved in insurance contracts, private pension plans and premium bonds, and are recognized according to the technical notes approved by SUSEP.

I - Insurance and private pension plan:

- **Provision for unearned premiums (PPNG) -** recognized based on insurance premiums to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.

- **Provision for unsettled claims (PSL) -** recognized to cover expected amounts for reported claims, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations, as applicable. It covers amounts related to indemnities and benefits, including monetary restatements, interest, exchange variations and contractual fines, in addition to estimated amounts related to lawsuits. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.

- **Provision for claims incurred and not reported (IBNR) -** recognized for the coverage of expected amounts for settlement of claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations and net of assigned coinsurance operations. It includes amounts related to indemnities, benefits and income considering the amounts referring to lawsuits.

- **Mathematical provisions for benefits to be granted (PMBAC) -** recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.

- **Mathematical provisions for granted benefits (PMBC) -** recognized for the coverage of commitments to pay indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.

- **Provision for financial surplus (PEF) -** recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product.

- **Supplemental Coverage Reserve (PCC) -** recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, as provided for in the regulations.

- **Provision for redemptions and other amounts to be regularized (PVR) -** recognized for the coverage of amounts related to redemptions to be regularized, returned premiums, contributions or funds, portability to be regularized, premiums received and not quoted, past-due income and benefits to be regularized related to survival coverage.

- **Provision for Expenses Related to Structured Products in Simple Distribution Financial System (PDR) and Provision for Expenses Related to Structured Products in Capitalization Financial System or Capital Distribution by Coverage (PDC) -** recognized to cover the expected amounts related to expenses referring to benefits and indemnities, due to events occurred and to occur, being segregated according to the product financial system.

II - Premium Bonds:

- **Mathematical provision for premium bonds (PMC) -** recognized until the event triggering the benefit occurs, and covers of the portion of the amounts collected for premium bonds.

- **Provision for redemption (PR) -** recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received.

- **Provision for prize draws to be held (PSR) -** recognized for each bond for which prize draws have been funded, but which, on the recognition date, had not yet been held.

- **Provision for prize draws payable (PSP)** - recognized from the date when a prize draw is held until the date of financial settlement, or the date when the evidence of payment of the obligation is received.

- **Supplementary provision for prize draws (PCS)** - recognized to supplement the provision for prize draws to be held. Used for coverage of possible shortfall on the expected amount of prize draws to be held.

a) Technical provisions balances

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Unearned premiums (PPNG)	4,498	4,054	9	11	-	-	4,507	4,065
Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC)	17	16	292,736	265,177	-	-	292,753	265,193
Redemptions and other unsettled amounts (PVR)	19	5	761	630	-	-	780	635
Financial surplus (PEF)	-	-	693	729	-	-	693	729
Unsettled claims (PSL)	489	475	12	85	-	-	501	560
Claims / events incurred but not reported (IBNR)	415	410	26	26	-	-	441	436
Related expenses (PDR/PDC)	29	29	53	53	-	-	82	82
Mathematical provision for premium bonds (PMC) and redemption (PR)	-	-	-	-	3,690	3,146	3,690	3,146
Prize draws payable (PSP) and to be held (PSR)	-	-	-	-	10	8	10	8
Other provisions	119	140	107	-	-	-	226	140
Total technical provisions (a)	**5,586**	**5,129**	**294,397**	**266,711**	**3,700**	**3,154**	**303,683**	**274,994**
Current	**4,069**	**3,838**	**781**	**805**	**3,700**	**3,154**	**8,550**	**7,797**
Non-current	**1,517**	**1,291**	**293,616**	**265,906**	-	-	**295,133**	**267,197**

b) Assets guaranteeing technical provisions

	Insurance		Pension plan		Premium bonds		Total	
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Interbank investments	**1,564**	**285**	**808**	**1,142**	**1,977**	**750**	**4,349**	**2,177**
Securities and derivative financial instruments	**3,211**	**3,288**	**295,679**	**266,521**	**2,547**	**2,543**	**301,437**	**272,352**
PGBL / VGBL fund quotas [(1)]	-	-	280,801	253,286	-	-	280,801	253,286
Other government securities and corporate securities	3,211	3,288	14,878	13,235	2,547	2,543	20,636	19,066
Receivables from insurance and reinsurance operations [(2)]	**2,209**	**1,743**	**322**	**85**	-	-	**2,531**	**1,828**
Credit rights	1,887	1,387	-	-	-	-	1,887	1,387
Other credits	322	356	322	85	-	-	644	441
Total Guarantee Assets (b)	**6,984**	**5,316**	**296,809**	**267,748**	**4,524**	**3,293**	**308,317**	**276,357**
Total Excess Coverage (b-a)	**1,398**	**187**	**2,412**	**1,037**	**824**	**139**	**4,634**	**1,363**

1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer's responsibility, are recorded as securities – trading securities, with a counterparty to lliabilitie in Pension plan technical provision accounts (Note 8a).

2) Recorded under Other receivables and Other assets.

Note 9 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2b XVII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING CONSOLIDATED may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING CONSOLIDATED's provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING CONSOLIDATED is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney's Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING CONSOLIDATED recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney's Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING CONSOLIDATED has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:

		09/30/2024				12/31/2023
	Note	Civil	Labor	Other Risks	Total	Total
Opening balance - 01/01		**3,203**	**7,821**	**2,141**	**13,165**	**13,261**
(-) Provisions guaranteed by indemnity clause	2b X	(205)	(962)	-	(1,167)	(1,159)
Subtotal		**2,998**	**6,859**	**2,141**	**11,998**	**12,102**
Adjustment / Interest		91	384	-	475	417
Changes in the period reflected in income		**1,170**	**2,896**	**184**	**4,250**	**4,045**
Increase		1,592	3,215	184	4,991	5,005
Reversal		(422)	(319)	-	(741)	(960)
Payment / Transfer		(1,222)	(2,416)	(1,409)	(5,047)	(4,566)
Subtotal		**3,037**	**7,723**	**916**	**11,676**	**11,998**
(+) Provisions guaranteed by indemnity clause	2b X	181	654	-	835	1,167
Closing balance		**3,218**	**8,377**	**916**	**12,511**	**13,165**
Current		**1,452**	**3,824**	**99**	**5,375**	**6,562**
Non-current		**1,766**	**4,553**	**817**	**7,136**	**6,603**
Closing balance at 12/31/2023		3,203	7,821	2,141	13,165	

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

		09/30/2024			12/31/2023
	Note	Legal Obligation - Note 11c	Tax and Social Security Obligations	Total	Total
Opening balance - 01/01		**2,634**	**3,945**	**6,579**	**6,214**
(-) Provisions guaranteed by indemnity clause	2b X	-	(79)	(79)	(75)
Subtotal		**2,634**	**3,866**	**6,500**	**6,139**
Adjustment / Interest		86	172	258	382
Changes in the period reflected in income		**(161)**	**(101)**	**(262)**	**373**
Increase		23	15	38	722
Reversal		(184)	(116)	(300)	(349)
Payment		(4)	(113)	(117)	(394)
Subtotal		**2,555**	**3,824**	**6,379**	**6,500**
(+) Provisions guaranteed by indemnity clause	2b X	-	82	82	79
Closing balance		**2,555**	**3,906**	**6,461**	**6,579**
Current		-	-	-	-
Non-current		**2,555**	**3,906**	**6,461**	**6,579**
Closing balance at 12/31/2023		**2,634**	**3,945**	**6,579**	

The main discussions related to Tax and social security obligations are described below:

- INSS – Non-compensatory Amounts – R$ 2,060: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,364.

- PIS and COFINS – Calculation Basis – R$ 727: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 712.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,653 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,019 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 46,214 (R$ 45,080 at 12/31/2023), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 10,106: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

- ISS – Banking Activities/Provider Establishment – R$ 8,255: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,868: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies.

- IRPJ and CSLL – Goodwill – Deduction – R$ 4,058: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,822: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 2,311: cases in which the liquidity and the certainty of credits offset are discussed.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,352: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

- IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,910: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 342 (R$ 943 at 12/31/2023) (Note 10a), arising mainly from the collateral established in 1997 the Banco Banerj S.A. privatization process, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING CONSOLIDATED and basically consist of:

		09/30/2024				12/31/2023
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	10a	1,970	2,171	9,603	13,744	13,277
Investment fund quotas		450	80	2	532	574
Surety		71	59	5,969	6,099	5,683
Insurance bond		1,923	1,668	18,301	21,892	21,011
Guarantee by government securities		-	-	352	352	325
Total		**4,414**	**3,978**	**34,227**	**42,619**	**40,870**

Note 10 - Breakdown of accounts

a) Other receivables - Sundry

	Note	09/30/2024	12/31/2023
Foreign exchange portfolio	10b	192,566	126,945
Trading and intermediation of securities		20,534	19,494
Deposits in guarantee of contingencies, provisions and legal obligations	9d	13,744	13,277
Operations without credit granting characteristics, net of provisions		12,160	10,325
Income receivable		4,047	3,442
Sundry domestic		8,828	5,941
Receivables from insurance and reinsurance operations		2,320	2,137
Sundry foreign		1,496	771
Net amount receivables from reimbursement of provisions	9c	342	943
Assets of post-employment benefit plans	19e	346	343
Other		3,350	2,061
Total		**259,733**	**185,679**
Current		**223,140**	**163,615**
Non-current		**36,593**	**22,064**

b) Foreign exchange portfolio

	Note	09/30/2024	12/31/2023
Assets - other receivables	**10a**	**192,566**	**126,945**
Exchange purchase pending settlement – foreign currency		108,431	68,796
Bills of exchange and term documents – foreign currency		-	2
Exchange sale rights – local currency		85,125	59,076
(Advances received) – local currency		(990)	(929)
Liabilities – other liabilities	**2a, 10d**	**192,403**	**129,303**
Exchange sales pending settlement – foreign currency		84,983	60,244
Liabilities from purchase of foreign currency – local currency		107,296	68,936
Other		124	123
Offsetting accounts		**4,957**	**3,914**
Outstanding import credits – foreign currency		2,222	1,997
Confirmed export credits – foreign currency		2,735	1,917

c) Prepaid expenses

	09/30/2024	12/31/2023
Publicity and advertising	922	1,272
Commissions related to software maintenance	1,434	1,000
Commissions	480	417
Related to insurance and pension plan	16	20
Related to vehicle financing	3	9
Other	461	388
Credit Card Operating Expenses	382	893
Legal Protection Insurance	156	165
Municipal Tax	34	10
Other	1,766	1,347
Total	**5,174**	**5,104**
Current	**4,695**	**4,115**
Non-current	**479**	**989**

d) Other liabilities - Sundry

	Note	09/30/2024	12/31/2023
Foreign exchange portfolio	10b	192,403	129,303
Payment transactions		68,517	71,403
Trading and intermediation of securities		21,019	19,336
Charging and collection of taxes and similar		11,538	520
Social and statutory		7,712	10,675
Transactions related to credit assignments	6f	530	641
Provisions for sundry payments		2,420	2,788
Sundry foreign		6,297	3,516
Sundry domestic		6,935	4,283
Personnel provision		3,484	2,386
Funds to be released		3,991	1,699
Obligations on official agreements and rendering of payment services		1,699	2,035
Liabilities from post-employment benefit plans	19e	2,321	2,772
Income receivable		1,563	1,339
Other		2,392	1,956
Total		**332,821**	**254,652**
Current		**307,352**	**242,391**
Non-current		**25,469**	**12,261**

e) Commissions and Banking Fees

The accounting policy on commissions and banking fees is presented in Note 2b XX.

The main services provided by ITAÚ UNIBANCO HOLDING CONSOLIDATED are:

- **Credit and debit cards:** refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

- **Current account services:** substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

- **Funds management:** refer to fees charged for the management and performance of investment funds and consortia administration.

- **Economic, financial and brokerage advisory:** refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges.

	01/01 to 09/30/2024	01/01 to 09/30/2023
Credit and debit cards	14,813	15,541
Current account services	4,802	5,219
Asset management	6,364	5,867
Funds	5,314	4,861
Consortia	1,050	1,006
Credit operations and Financial guarantees provided	2,210	2,096
Credit operations	1,026	1,027
Financial guarantees provided	1,184	1,069
Collection services	1,578	1,519
Advisory services and Brokerage	3,826	2,543
Custody services	472	450
Other	2,632	2,300
Total	**36,697**	**35,535**

f) Personnel expenses

	01/01 to 09/30/2024	01/01 to 09/30/2023
Compensation, Payroll charges, Welfare benefits, Dismissals and Training	(17,290)	(16,635)
Employees' profit sharing and Share-based payment	(5,706)	(4,976)
Total	**(22,996)**	**(21,611)**

g) Other administrative expenses

	01/01 to 09/30/2024	01/01 to 09/30/2023
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(5,961)	(5,873)
Data processing and telecommunications	(3,830)	(3,677)
Installations and Materials	(2,455)	(2,574)
Depreciation and amortization	(4,131)	(3,677)
Advertising, promotions and publicity	(1,566)	(1,427)
Other	(1,165)	(997)
Total	**(19,108)**	**(18,225)**

h) Other operating expenses

	01/01 to 09/30/2024	01/01 to 09/30/2023
Selling - credit cards	(4,453)	(4,230)
Selling of non-financial products	(4,312)	(1,341)
Operations without no credit granting characteristics, net of provision	(176)	(221)
Amortization of goodwill	(339)	(211)
Claims losses	(355)	(569)
Refund of interbank costs	(401)	(325)
Impairment	(34)	(44)
Other	(1,981)	(1,298)
Total	**(12,051)**	**(8,239)**

Note 11 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2b XVIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%	PIS (1)	0.65%
Additional income tax	10.00%	COFINS (1)	4.00%
Social contribution on net income	20.00%	ISS up to	5.00%

1) For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

a) Expenses for taxes and contributions

I - Breakdown of Income tax and social contribution calculation on net income

Due on operations for the period	01/01 to 09/30/2024	01/01 to 09/30/2023
Income before income tax and social contribution	**36,167**	**29,811**
Charges (income tax and social contribution) at the rates in effect	(16,275)	(13,415)
Increase / decrease in income tax and social contribution charges arising from:		
Equity income in affiliates and joint ventures	1,047	629
Interest on capital	3,955	4,146
Other non-deductible expenses net of non taxable income (1)	964	(1,157)
Income tax and social contribution expenses	**(10,309)**	**(9,797)**
Related to temporary differences		
Increase / (reversal) for the period	4,780	4,870
(Expenses) / Income related to deferred taxes	**4,780**	**4,870**
Total income tax and social contribution expenses	**(5,529)**	**(4,927)**

1) Includes temporary (additions) and exclusions.

II - Tax expenses

	01/01 to 09/30/2024	01/01 to 09/30/2023
PIS and COFINS	(5,565)	(5,338)
ISS	(1,194)	(1,212)
Other	(632)	(760)
Total	**(7,391)**	**(7,310)**

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ (1,312) (R$ (1,256) from 01/01 to 09/30/2023) and are mainly composed of PIS, COFINS and ISS.

III - Tax effects of foreign exchange management of investments abroad

In order to minimize the effects on income of foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedging), as mentioned in Note 22b.

The result of these transactions is computed in the calculation of the tax bases, according to their nature and the tax legislation in force, as well as the foreign exchange variation of the portion of hedged investments abroad, according regulations established by Law No. 14,031, of July 28, 2020.

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

	Origin		Deferred Tax Assets			
	09/30/2024	12/31/2023	12/31/2023	Realization / Reversal	Increase	09/30/2024
Reflected in income			**60,390**	**(10,849)**	**16,752**	**66,293**
Provision for loan losses	105,921	95,508	41,274	(3,507)	8,632	46,399
Related to tax losses and social contribution loss carryforwards			1,997	(62)	1,012	2,947
Provision for profit sharing	5,718	6,578	2,794	(2,794)	2,391	2,391
Provision for devaluation of securities with permanent impairment	3,358	2,731	1,228	(382)	665	1,511
Adjustments to fair value of Trading securities and Derivative financial instruments	252	123	61	(61)	112	112
Goodwill on purchase of investments	196	237	91	(14)	-	77
Provisions	14,304	13,453	5,869	(1,762)	2,136	6,243
Civil lawsuits	3,037	2,998	1,227	(566)	578	1,239
Labor claims	7,361	6,510	2,867	(1,093)	1,472	3,246
Tax and social security obligations	3,906	3,945	1,775	(103)	86	1,758
Legal obligations	819	720	279	(13)	62	328
Provision related to health insurance operations	978	955	382	(39)	48	391
Other non-deductible provisions	14,075	16,053	6,415	(2,215)	1,694	5,894
Reflected in stockholders' equity			**3,119**	**(515)**	**1,294**	**3,898**
Adjustments to fair value of available for sale securities	6,799	4,328	2,175	(475)	1,276	2,976
Cash flow hedge	159	240	120	(40)	-	80
Post-employment benefits	1,871	1,830	824	-	18	842
Total (1)	**154,450**	**142,756**	**63,509**	**(11,364)**	**18,046**	**70,191**
Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			**65**	**-**	**-**	**65**

1) Deferred tax assets are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax assets totaled R$ 16,524 (R$ 13,946 at 12/31/2023) and are mainly represented by Tax losses and social contribution loss carryforwards of R$ 1,311 (R$ 1,278 at 12/31/2023), Provision for loan losses of R$ 13,910 (R$ 11,260 at 12/31/2023), Administrative provisions of R$ 128 (R$ 107 at 12/31/2023), Provisions for legal, tax and social security obligations of R$ 436 (R$ 397 at 12/31/2023), the realization of which is contingent upon the outcome of the respective lawsuits, Adjustments to fair value of available for sale securities of R$ 3 (R$ 106 at 12/31/2023), and Provision for reward program of R$ 118 (R$ 180 at 12/31/2023).

II - The deferred tax liabilities balance and its changes are represented by:

	12/31/2023	Realization / Reversal	Increase	09/30/2024
Reflected in income	**5,207**	**(2,265)**	**3,457**	**6,399**
Depreciation in excess – finance lease	130	(20)	-	110
Adjustment of deposits in guarantee and provisions	1,581	(2)	175	1,754
Post-employment benefits	15	(15)	228	228
Adjustments to fair value of trading securities and derivative financial instruments	1,594	(1,594)	2,887	2,887
Adjustments of operations carried out on the future settlement market	450	(450)	58	58
Other	1,437	(184)	109	1,362
Reflected in stockholders' equity	**1,060**	**(502)**	**1,750**	**2,308**
Adjustments to fair value of available for sale securities	1,052	(502)	1,750	2,300
Post-employment benefits	8	-	-	8
Total (1)	**6,267**	**(2,767)**	**5,207**	**8,707**

1) Deferred tax liabilities are classified in their totality as Non-current.

In ITAÚ UNIBANCO HOLDING, deferred tax liabilities totaled R$ 644 (R$ 632 at 12/31/2023) and are mainly represented by Adjustment of deposits in guarantee and provisions of R$ 393 (R$ 360 at 12/31/2023), Adjustments to fair value of available for sale securities of R$ 117 (R$ 17 at 12/31/2023), Depreciation in excess - finance lease of R$ 108 (R$ 128 at 12/31/2023), and Temporary adjustments on differences between accounting GAAP in interest abroad of R$ 3 (R$ 107 at 12/31/2023).

III - The estimate of realization and present value of deferred tax assets and social contribution to offset, arising from Provisional Measure No. 2,158-35 of 08/24/2001 and from the deferred tax liabilities are:

Year of realization	Deferred tax assets						Social contribution for offsetting	%	Deferred tax liabilities	%	Net deferred taxes	%
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%						
2024	8,209	12.2%	801	27.2%	9,010	12.8%	-	-	(1,172)	13.5%	7,838	12.7%
2025	6,272	9.3%	1,240	42.1%	7,512	10.7%	-	-	(502)	5.8%	7,010	11.4%
2026	7,354	10.9%	211	7.2%	7,565	10.8%	-	-	(279)	3.2%	7,286	11.8%
2027	7,214	10.7%	98	3.3%	7,312	10.4%	-	-	(253)	2.9%	7,059	11.5%
2028	7,507	11.2%	224	7.6%	7,731	11.0%	-	-	(563)	6.5%	7,168	11.6%
After 2028	30,688	45.8%	373	12.6%	31,061	44.3%	65	100.0%	(5,938)	68.1%	25,188	41.0%
Total	**67,244**	**100.1%**	**2,947**	**100.0%**	**70,191**	**100.0%**	**65**	**100.0%**	**(8,707)**	**100.0%**	**61,549**	**100.0%**
Present Value (1)	**55,657**		**2,697**		**58,354**		**50**		**(6,802)**		**51,602**	

1) The average funding rate, net of tax effects, was used to determine the present value.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 09/30/2024, deferred tax assets not accounted for correspond to R$ 111 (R$ 273 at 12/31/2023) and result from Management's evaluation of their perspectives of realization in the long term.

c) Current tax liabilities

	Note	09/30/2024	12/31/2023
Taxes and contributions on income payable		7,075	6,153
Other taxes and contributions payable		4,794	4,054
Legal obligations	9b II	2,555	2,634
Total		**14,424**	**12,841**
Current		**11,222**	**9,841**
Non-current		**3,202**	**3,000**

In ITAÚ UNIBANCO HOLDING, current tax liabilities totaled R$ 2,818 (R$ 1,220 at 12/31/2023) and are represented by Legal obligations of R$ 976 (R$ 962 at 12/31/2023) and Taxes and contributions on income payable and Other taxes and contributions payable of R$ 1,842 (R$ 258 at 12/31/2023).

Note 12 - Investments

ITAÚ UNIBANCO HOLDING S.A.	Book value 12/31/2023						Changes from 01/01 to 09/30/2024										Balance at 09/30/2024	Equity in earnings of subsidiaries from 01/01 to 09/30/2023
	Book value								Equity in earnings of subsidiaries								
Companies	Stockholders' equity	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments to investor criteria (1)	Unrealized results	Goodwill	Total	Amortization of goodwill	Dividends paid / accrued (2)	Net income / (Loss)	Adjustments to investor criteria (1)	Unrealized results and other	Total	Changes in exchange rates and Investment Hedge - Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)		
Subsidiaries																	
In Brazil	**172,006**	**(3,749)**	**1,253**	**(24)**	**-**	**169,486**	**-**	**(13,653)**	**24,749**	**25**	**984**	**25,758**	**3,250**	**153**	**209**	**185,203**	**23,656**
Itaú Unibanco S.A.	144,681	(3,720)	1,084	(21)	-	142,024	-	(10,050)	20,857	16	1,006	21,881	3,249	402	1,966	159,472	20,687
Redecard Instituição de Pagamento S.A.	9,484	-	1	(3)	-	9,482	-	(1,356)	465	-	-	465	-	(50)	-	8,541	583
Banco Itaucard S.A.	5,126	1	6	-	-	5,133	-	(199)	216	-	-	216	-	-	(5,100)	50	94
Banco Itaú BBA S.A.	3,427	(26)	86	-	-	3,487	-	(98)	796	(1)	-	795	-	(74)	(4,110)	-	866
Itaú Corretora de Valores S.A.	3,206	-	11	-	-	3,217	-	(220)	275	-	-	275	-	-	-	3,272	304
Itauseg Participações S.A.	3,217	-	-	-	-	3,217	-	(661)	631	-	-	631	-	(122)	(10)	3,055	572
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,124	(4)	-	-	-	1,120	-	(39)	81	-	-	81	-	(1)	(1)	1,160	52
Other Participation	1,741	-	65	-	-	1,806	-	(1,030)	1,428	10	(24)	1,414	1	(2)	7,464	9,653	498
Foreign	**8,393**	**607**	**-**	**(1)**	**102**	**9,101**	**(34)**	**(454)**	**1,860**	**-**	**1**	**1,861**	**697**	**51**	**-**	**11,222**	**1,371**
Banco Itaú Chile	4,524	270	-	(2)	102	4,894	(34)	(153)	328	-	-	328	454	48	-	5,537	338
Banco Itaú Uruguay S.A.	3,127	134	-	4	-	3,265	-	-	1,366	-	-	1,366	154	3	-	4,788	868
Other Participation	742	203	-	(3)	-	942	-	(301)	166	-	1	167	89	-	-	897	165
Total	**180,399**	**(3,142)**	**1,253**	**(25)**	**102**	**178,587**	**(34)**	**(14,107)**	**26,609**	**25**	**985**	**27,619**	**3,947**	**204**	**209**	**196,425**	**25,027**

1) Adjustment arising from the standardization of the investee's financial statements according to the investor's accounting policies.
2) Dividends approved and not paid are recorded as income receivable.
3) Corporate events arising from acquisitions, disposals, spin-offs, merges, takeovers, and capital increases or reductions.

Companies	Capital	Stockholders' equity	Net income / (Loss)	Number of shares / quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in capital (%) 09/30/2024	
				Common	Preferred	Quotas	Voting	Share
In Brazil								
Itaú Unibanco S.A.	70,450	159,480	20,857	3,514,908,377	3,404,188,272	-	100.00%	100.00%
Redecard Instituição de Pagamento S.A.	29,305	44,093	2,399	348,555,621	-	-	19.37%	19.37%
Banco Itaucard S.A.	50	50	216	2,531,224,947	13,593,462	-	100.00%	100.00%
Banco Itaú BBA S.A.	-	-	796	-	-	-	-	-
Itaú Corretora de Valores S.A.	1,600	3,273	275	32,882,585	970,956	-	100.00%	100.00%
Itauseg Participações S.A.	6,961	11,564	2,389	1,583,854,716	-	-	26.42%	26.42%
Itaú Consultoria de Valores Mobiliários e Participações S.A.	639	1,161	81	548,954	1,097,907	-	100.00%	100.00%
Foreign								
Banco Itaú Chile	16,310	20,830	1,246	56,896,856	-	-	26.29%	26.29%
Banco Itaú Uruguay S.A.	585	4,783	1,366	4,465,133,954	-	-	100.00%	100.00%

Itaú Unibanco Holding S.A. - Cayman Branch, consolidated in these financial statements, has its functional currency equal to that of the controlling company. The exchange variation of this investment is R$ 221 (R$ (73) from 01/01 to 09/30/2023) and is allocated in the heading Securities, Derivative Financial Instruments and Other in the Statement of Income.

In Equity in earnings of subsidiaries, the exchange variation of indirect investments in functional currency equal to the controlling company corresponds to R$ 4,788 (R$ (1,988) from 01/01 to 09/30/2023).

The following table presents the summary of the financial information of the investments of ITAÚ UNIBANCO HOLDING.

	09/30/2024			12/31/2023			01/01 to 09/30/2024		01/01 to 09/30/2023	
	Total Assets	Contingent Liabilities	Other Liabilities	Total Assets	Contingent Liabilities	Other Liabilities	Other comprehensive income	Total comprehensive income	Other comprehensive income	Total comprehensive income
In Brazil										
Itaú Unibanco S.A.	2,257,479	13,998	239,275	2,008,271	14,648	153,723	5,517	26,344	294	21,292
Redecard Instituição de Pagamento S.A.	124,740	92	62,760	127,263	85	65,904	6	2,405	4	3,011
Banco Itaucard S.A.	51	-	-	15,882	-	2,832	-	216	-	94
Banco Itaú BBA S.A. (1)	-	-	-	4,836	67	739	114	910	49	908
Itaú Corretora de Valores S.A.	7,460	17	3,768	8,459	11	4,828	-	275	-	303
Itauseg Participações S.A.	11,962	1	-	12,468	1	26	13	2,220	(63)	2,041
Itaú Consultoria de Valores Mobiliários e Participações S.A.	1,324	71	10	1,288	71	12	-	82	6	59
Foreign										
Banco Itaú Chile	205,404	18	15,569	186,971	12	12,081	-	1,246	931	2,253
Banco Itaú Uruguay S.A.	45,484	-	3,390	35,804	-	2,891	3	1,369	40	907

1) Company spun-off by Itaú Unibanco Holding S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

Note 13 - Fixed assets

The accounting policies on fixed assets and impairment of non-financial assets are presented in Notes 2b XIII, 2b XV.

Fixed Assets	09/30/2024					12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual	Residual
Real Estate		**9,709**	**(3,931)**	**(232)**	**5,546**	**5,115**
Land		1,983	-	-	1,983	1,984
Buildings and Improvements	4% to 10%	7,726	(3,931)	(232)	3,563	3,131
Other fixed assets		**15,422**	**(11,801)**	**(68)**	**3,553**	**3,908**
Installations and Furniture	10% to 20%	3,507	(2,647)	(17)	843	801
Data processing systems	20% to 50%	9,244	(7,806)	(51)	1,387	1,751
Other [1]	10% to 20%	2,671	(1,348)	-	1,323	1,356
Total		**25,131**	**(15,732)**	**(300)**	**9,099**	**9,023**

1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

The contractual commitments for purchase of the fixed assets totaled R$ 1, achievable until 2024.

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Notes 2b XIV, 2b XV.

		Intangible assets				
	Goodwill and intagible from incorporation	Association for the promotion and offer of financial products and services	Software Acquired	Internally developed software	Other intangible assets [1]	Total
Annual amortization rates	Up to 20%	8%	20%	20%	10% to 20%	
Cost						
Balance at 12/31/2023	**11,959**	**2,227**	**5,230**	**19,577**	**7,585**	**46,578**
Acquisitions	135	-	302	3,010	522	**3,969**
Termination / disposals	-	-	(4)	(137)	(265)	**(406)**
Exchange variation	751	66	132	106	93	**1,148**
Other	-	(12)	(7)	(3)	-	**(22)**
Balance at 09/30/2024	**12,845**	**2,281**	**5,653**	**22,553**	**7,935**	**51,267**
Amortization						
Balance at 12/31/2023	**(8,724)**	**(1,242)**	**(3,710)**	**(8,422)**	**(3,766)**	**(25,864)**
Amortization expenses	(546)	(61)	(331)	(2,245)	(961)	**(4,144)**
Termination / disposals	-	-	4	-	265	**269**
Exchange variation	(548)	(34)	(73)	(66)	(89)	**(810)**
Other	-	12	(2)	-	-	**10**
Balance at 09/30/2024	**(9,818)**	**(1,325)**	**(4,112)**	**(10,733)**	**(4,551)**	**(30,539)**
Impairment						
Balance at 12/31/2023	**(1,197)**	**(648)**	**(174)**	**(1,089)**	**-**	**(3,108)**
Exchange variation	(123)	(28)	-	-	-	**(151)**
Balance at 09/30/2024	**(1,320)**	**(676)**	**(174)**	**(1,089)**	**-**	**(3,259)**
Book value						
Balance at 09/30/2024	**1,707**	**280**	**1,367**	**10,731**	**3,384**	**17,469**
Balance at 12/31/2023	**2,038**	**337**	**1,346**	**10,066**	**3,819**	**17,606**

1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (982) (R$ (1,249) from 01/01 to 12/31/2023), is disclosed under the heading Expenses related to financial operations.

Goodwill and Intangible Assets from Incorporation are mainly represented by Banco Itaú Chile's goodwill in the amount of R$ 885 (R$ 1,218 at 12/31/2023).

Note 15 - Stockholders' equity

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		09/30/2024			
		Number			Amount
		Common	Preferred	Total	
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	**12/31/2023**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Shares of capital stock	**09/30/2024**	**4,958,290,359**	**4,845,844,989**	**9,804,135,348**	**90,729**
Residents in Brazil	09/30/2024	4,919,929,772	1,360,517,284	6,280,447,056	58,120
Residents abroad	09/30/2024	38,360,587	3,485,327,705	3,523,688,292	32,609
Treasury shares [1]	**12/31/2023**	**-**	**436,671**	**436,671**	**(11)**
Acquisition of treasury shares		-	37,000,000	37,000,000	(1,220)
Result of delivery of treasure shares		-	(25,983,790)	(25,983,790)	863
Treasury shares [1]	**09/30/2024**	**-**	**11,452,881**	**11,452,881**	**(368)**
Number of total shares at the end of the period [2]	**09/30/2024**	**4,958,290,359**	**4,834,392,108**	**9,792,682,467**	
Number of total shares at the end of the period [2]	**12/31/2023**	**4,958,290,359**	**4,845,408,318**	**9,803,698,677**	

1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price at 09/30/2024:

	09/30/2024	
Cost / Market value	**Common**	**Preferred**
Minimum	-	31.42
Weighted Average	-	32.95
Maximum	-	33.66
Treasury Shares		
Average cost	-	32.15
Market value on the last day of the base date	31.43	36.11

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Breakdown of dividends and interest on capital

	09/30/2024
Statutory individual net income	28,117
Adjustments:	
(-) Legal reserve - 5%	(1,406)
Dividend calculation basis	**26,711**
Minimum mandatory dividend - 25%	6,678
Dividends and Interest on Capital Paid / Accrued	**7,699**

II - Stockholders' yields

	Gross value per share (R$)	Gross	WHT (With holding tax)	Net
Paid / Prepaid		**6,210**	**(931)**	**5,279**
Interest on capital - 8 monthly installment paid from February to September 2024	0.0150	1,382	(207)	1,175
Interest on capital - paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - paid on 08/30/2024	0.2134	2,458	(368)	2,090
Accrued (Recorded in Other Liabilities – Social and Statutory)		**2,846**	**(426)**	**2,420**
Interest on capital - 1 monthly installment paid on 10/01/2024	0.0150	173	(26)	147
Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025	0.2320	2,673	(400)	2,273
Total - 01/01 to 09/30/2024		**9,056**	**(1,357)**	**7,699**
Total - 01/01 to 09/30/2023		**9,372**	**(1,405)**	**7,967**

c) Capital reserves and revenue reserves - ITAÚ UNIBANCO HOLDING

	09/30/2024	12/31/2023
Capital reserves	**2,488**	**2,617**
Premium on subscription of shares	284	284
Share-based payment	2,203	2,332
Reserves from tax incentives, restatement of equity securities and other	1	1
Revenue reserves (1)	**101,277**	**93,729**
Legal (2)	18,146	16,740
Statutory (3)	83,131	65,989
Special revenue (4)	-	11,000

1) Possible surplus of Revenue reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the remuneration flow to shareholders.
4) Refers to Dividends declared after 12/31/2023.

d) Reconciliation of net income and stockholders' equity (Note 2b I)

	Net income		Stockholders' equity	
	01/01 to 09/30/2024	01/01 to 09/30/2023	09/30/2024	12/31/2023
ITAÚ UNIBANCO HOLDING	**28,117**	**23,993**	**194,138**	**182,505**
Amortization of goodwill	(2)	(2)	4	6
Hedge in foreign operations	(418)	(307)	(1,869)	(1,950)
Other	1,975	512	(25)	227
ITAÚ UNIBANCO HOLDING CONSOLIDATED	**29,672**	**24,196**	**192,248**	**180,788**

e) Non-controlling interests

	Stockholders' equity		Income	
	09/30/2024	12/31/2023	01/01 to 09/30/2024	01/01 to 09/30/2023
Banco Itaú Chile	6,783	5,937	(406)	(405)
Itaú Colombia S.A.	20	18	(1)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	663	830	(155)	(98)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	951	379	(72)	72
Other	437	983	(71)	(55)
Total	**8,854**	**8,147**	**(705)**	**(486)**

f) Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:

	01/01 to 09/30/2024	01/01 to 09/30/2023
Partner Plan	(235)	(190)
Share-based plan	(347)	(352)
Total	**(582)**	**(542)**

I - Partner Plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.

Change in the Partner Program

	01/01 to 09/30/2024	01/01 to 09/30/2023
	Quantity	Quantity
Opening balance	**62,425,428**	**48,253,812**
New	23,264,639	24,920,268
Delivered	(7,974,424)	(9,533,753)
Cancelled	(2,947,794)	(1,123,774)
Closing balance	**74,767,849**	**62,516,553**
Weighted average of remaining contractual life (years)	**2.44**	**2.61**
Market value weighted average (R$)	**26.93**	**21.88**

II - Variable Compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.

Change in share-based variable compensation

	01/01 to 09/30/2024	01/01 to 09/30/2023
	Quantity	Quantity
Opening balance	**43,494,634**	**44,230,077**
New	19,862,578	21,368,010
Delivered	(20,728,831)	(20,968,288)
Cancelled	(700,361)	(289,035)
Closing balance	**41,928,020**	**44,340,764**
Weighted average of remaining contractual life (years)	**1.08**	**1.10**
Market value weighted average (R$)	**32.45**	**25.74**

Note 16 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2b I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

- Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

- Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

- Other related parties:

  - Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

  - Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED, created exclusively for employees.

  - Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

  - Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

a) Transactions with related parties

ITAÚ UNIBANCO HOLDING CONSOLIDATED	09/30/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Total
Assets					
Interbank investments	-	156	-	156	321
Loan operations	-	137	404	541	679
Securities and derivative financial instruments (assets and liabilities)	1,345	351	2,830	4,526	4,720
Other receivables and other assets	-	444	21	465	397
Total assets	**1,345**	**1,088**	**3,255**	**5,688**	**6,117**
Liabilities					
Deposits	-	(99)	(1,046)	(1,145)	(1,398)
Deposits received under securities repurchase agreements	-	(120)	(42)	(162)	(194)
Funds from acceptances and issuance of securities	-	(92)	(121)	(213)	(82)
Other liabilities	(7)	(12)	(1,030)	(1,049)	(1,089)
Total liabilities	**(7)**	**(323)**	**(2,239)**	**(2,569)**	**(2,763)**
	01/01 to 09/30/2024				01/01 to 09/30/2023
Statement of Income					
Income related to financial operations	110	(19)	533	624	688
Expenses related to financial operations	-	(59)	(344)	(403)	(199)
Other operating revenues / (expenses)	8	(122)	(259)	(373)	(95)
Income	**118**	**(200)**	**(70)**	**(152)**	**394**

ITAÚ UNIBANCO HOLDING	09/30/2024					12/31/2023
	Parent companies	Subsidiaries [1]	Associates and joint ventures	Other related parties	Total	Total
Assets						
Interbank investments	-	43,700	-	-	43,700	48,753
Loan operations	-	11	1	3	15	14
Securities and derivative financial instruments (assets and liabilities)	-	9,219	-	505	9,724	3,251
Other receivables and other assets	-	189	-	-	189	184
Total assets	-	**53,119**	**1**	**508**	**53,628**	**52,202**
Liabilities						
Deposits	-	(89,129)	-	-	(89,129)	(82,553)
Deposits received under securities repurchase agreements	-	(8,153)	-	-	(8,153)	-
Funds from acceptances and issuance of securities	-	(5)	-	-	(5)	(124)
Interbank and Interbranch accounts (assets and liabilities)	-	(895)	-	-	(895)	(3,123)
Other liabilities	-	(27,531)	-	-	(27,531)	(27,977)
Total liabilities	-	**(125,713)**	-	-	**(125,713)**	**(113,777)**
	01/01 to 09/30/2024					01/01 to 09/30/2023
Statement of Income						
Income related to financial operations	-	1,868	-	4	1,872	3,732
Expenses related to financial operations	-	(6,734)	-	-	(6,734)	(7,356)
Other operating revenues / (expenses)	-	(64)	-	-	(64)	(110)
Income	-	**(4,930)**	-	**4**	**(4,926)**	**(3,734)**

1) Companies related in Note 2b I.

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING CONSOLIDATED present Assets of R$ 185, Liabilities of R$ (7,934) and Result of R$ (10) (R$ 185, R$ (7,099) at 12/31/2023 and R$ (9) from 01/01 to 09/30/2023, respectively).

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (2,638) (R$ (2,434) from 01/01 to 09/30/2023) in view of the use of the common structure.

b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Management Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING CONSOLIDATED in the period correspond to:

	01/01 to 09/30/2024	01/01 to 09/30/2023
Fees	(541)	(534)
Profit sharing	(261)	(202)
Post-employment benefits	(8)	(5)
Share-based payment plan	(158)	(135)
Total	**(968)**	**(876)**

Total amount related personnel expenses, to share-based payment plans, and post-employment benefits is detailed in Notes 10f, 15f and 19, respectively.

Note 17 - Fair value of financial instruments

The accounting policy on fair value of financial instruments is presented in Note 2b VIII.

a) Financial assets and liabilities measured at fair value

The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated among levels of the fair value hierarchy.

	09/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Trading securities	200,512	303,993	46	504,551	202,403	283,006	66	485,475
Government securities - Brazil	187,819	2,679	-	190,498	187,425	7,864	-	195,289
Financial treasury bills	43,821	-	-	43,821	12,244	-	-	12,244
National treasury bills	54,316	-	-	54,316	79,221	-	-	79,221
National treasury notes	80,337	2,679	-	83,016	93,097	7,864	-	100,961
Brazilian external debt bonds	9,345	-	-	9,345	2,863	-	-	2,863
Government securities - Latin America	4,392	-	-	4,392	2,920	-	-	2,920
Government securities - Abroad	486	-	-	486	1,052	-	-	1,052
Corporate securities	7,815	20,513	46	28,374	11,006	21,856	66	32,928
Shares	2,858	-	-	2,858	3,878	-	-	3,878
Rural product note	-	169	-	169	-	146	-	146
Bank deposit certificates	-	49	-	49	-	30	-	30
Real estate receivables certificates	54	272	5	331	135	1,114	1	1,250
Fund quotas	913	16,306	-	17,219	225	15,050	-	15,275
Credit rights	-	14,411	-	14,411	-	12,694	-	12,694
Fixed income	-	1,713	-	1,713	-	1,837	-	1,837
Variable income	913	182	-	1,095	225	519	-	744
Debentures	2,009	1,355	25	3,389	4,156	1,956	60	6,172
Eurobonds and other	1,916	-	16	1,932	2,520	-	5	2,525
Financial bills	-	957	-	957	-	2,541	-	2,541
Promissory and commercial notes	-	159	-	159	-	435	-	435
Other	65	1,246	-	1,311	92	584	-	676
PGBL / VGBL fund quotas	-	280,801	-	280,801	-	253,286	-	253,286
Available for sale securities	157,801	142,985	3,096	303,882	142,514	119,355	1,984	263,853
Government securities - Brazil	82,349	-	71	82,420	71,517	902	90	72,509
Financial treasury bills	46,729	-	-	46,729	24,445	-	-	24,445
National treasury bills	12,661	-	-	12,661	19,177	-	-	19,177
National treasury notes	16,528	-	-	16,528	20,423	902	-	21,325
National treasury / securitization	-	-	71	71	-	-	90	90
Brazilian external debt bonds	6,431	-	-	6,431	7,472	-	-	7,472
Government securities - Latin America	35,786	-	-	35,786	36,694	-	-	36,694
Government securities - Abroad	15,619	1,912	-	17,531	13,626	-	-	13,626
Corporate securities	24,047	141,073	3,025	168,145	20,677	118,453	1,894	141,024
Shares	677	19,085	100	19,862	662	18,567	264	19,493
Rural product note	-	56,269	-	56,269	-	42,240	-	42,240
Bank deposit certificates	-	92	-	92	-	44	-	44
Real estate receivables certificates	145	4,254	104	4,503	179	2,846	123	3,148
Fixed income fund quotas	-	18	-	18	-	18	-	18
Debentures	18,270	41,082	2,682	62,034	16,200	41,562	1,490	59,252
Eurobonds and other	4,801	960	-	5,761	3,473	937	-	4,410
Financial bills	-	477	-	477	-	346	-	346
Promissory and commercial notes	-	16,108	65	16,173	-	10,650	17	10,667
Other	154	2,728	74	2,956	163	1,243	-	1,406
Other receivables - Sundry	-	2,988	-	2,988	-	1,351	-	1,351
Other liabilities - Sundry	-	(2,077)	-	(2,077)	-	(560)	-	(560)

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.

	09/30/2024				12/31/2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	**2**	**72,191**	**127**	**72,320**	**6**	**56,112**	**265**	**56,383**
Swap contracts – Adjustment receivable	-	42,646	104	42,750	-	38,364	244	38,608
Option contracts	-	16,251	5	16,256	-	8,260	1	8,261
Forward contracts	-	4,934	17	4,951	-	3,186	19	3,205
Credit derivatives	-	355	1	356	-	281	1	282
NDF - Non Deliverable Forward	-	7,295	-	7,295	-	5,377	-	5,377
Other derivative financial instruments	2	710	-	712	6	644	-	650
Liabilities	**(79)**	**(69,455)**	**(168)**	**(69,702)**	**(112)**	**(53,003)**	**(380)**	**(53,495)**
Swap contracts – Adjustment payable	-	(40,383)	(153)	(40,536)	-	(35,509)	(363)	(35,872)
Option contracts	(2)	(16,248)	(1)	(16,251)	-	(9,901)	(1)	(9,902)
Forward contracts	-	(4,575)	(14)	(4,589)	-	(2,925)	(16)	(2,941)
Credit derivatives	-	(241)	-	(241)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(7,939)	-	(7,939)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(77)	(69)	-	(146)	(112)	(41)	-	(153)

In all periods, there were no material transfers between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The financial instruments measured at fair value on a recurring basis are classified as follows:

Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other securities traded in an active market.

Level 2: Bonds, securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Bonds and securities, derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING CONSOLIDATED in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Trading securities	**66**	**(23)**	**-**	**311**	**(235)**	**(73)**	**46**	**(23)**
Corporate securities	**66**	**(23)**	**-**	**311**	**(235)**	**(73)**	**46**	**(23)**
Real estate receivable certificate	1	-	-	7	-	(3)	5	(7)
Debentures	60	(22)	-	294	(229)	(78)	25	(17)
Eurobonds and other	5	(1)	-	10	(6)	8	16	1
Available for sale securities	**1,984**	**4**	**234**	**570**	**(266)**	**570**	**3,096**	**(709)**
Government securities - Brazil	**90**	**(16)**	**(3)**	**-**	**-**	**-**	**71**	**18**
Corporate securities	**1,894**	**20**	**237**	**570**	**(266)**	**570**	**3,025**	**(727)**
Shares	264	26	3	-	(193)	-	100	(95)
Real estate receivable certificate	123	(14)	(4)	-	-	(1)	104	(64)
Debentures	1,490	44	323	203	(73)	695	2,682	(530)
Promissory notes	17	(4)	(62)	191	-	(77)	65	(17)
Other	-	(32)	(23)	176	-	(47)	74	(21)

	Fair value at 12/31/2023	Total gains or losses (Realized / unrealized)		Purchases	Settlements	Transfers in and/or out of Level	Fair value at 09/30/2024	Total gains or losses (Unrealized)
		Recognized in income	Recognized in Other comprehensive income					
Derivative financial instruments - Assets	**265**	**18**	**-**	**54**	**(44)**	**(166)**	**127**	**85**
Swap contracts – Adjustment receivable	244	(6)	-	33	(4)	(163)	104	86
Option contracts	1	26	-	21	(40)	(3)	5	(1)
Forward contracts	19	(2)	-	-	-	-	17	-
Credit derivatives	1	-	-	-	-	-	1	-
Derivative financial instruments - Liabilities	**(380)**	**(164)**	**-**	**(204)**	**69**	**511**	**(168)**	**54**
Swap contracts – Adjustment payable	(363)	(172)	-	(187)	59	510	(153)	55
Option contracts	(1)	6	-	(17)	10	1	(1)	(1)
Forward contracts	(16)	2	-	-	-	-	(14)	-

Sensitivity Analysis of Level 3 Operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		**09/30/2024**		**12/31/2023**	
		Impacts		**Impacts**	
Market risk factor groups	**Scenarios**	**Income**	**Stockholders' equity**	**Income**	**Stockholders' equity**
Interest rate	I	(5.8)	(0.5)	(3.0)	(0.3)
	II	(147.1)	(12.4)	(76.7)	(7.8)
	III	(294.7)	(24.8)	(154.0)	(15.6)
Commodities, Indexes and Shares	I	(5.2)	-	(13.1)	-
	II	(10.5)	-	(26.2)	-
Nonlinear	I	(2.2)	-	(0.1)	-
	II	(3.6)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	09/30/2024		12/31/2023	
	Book value	Fair value	Book value	Fair value
Assets				
Central Bank of Brazil deposits	153,030	153,030	145,404	145,404
Money market	340,604	340,604	235,989	235,989
Interbank deposits	54,791	54,791	50,991	50,993
Held to maturity securities	161,006	157,700	178,568	177,482
Loan, lease and other credit operations	961,808	966,997	907,362	914,489
(Provision for loan losses)	(47,170)	(47,170)	(52,019)	(52,019)
Liabilities				
Deposits	1,020,490	1,020,427	951,352	951,332
Deposits received under securities repurchase agreements	448,566	448,566	389,311	389,311
Funds from acceptances and issuance of securities	308,230	309,884	301,635	302,861
Borrowings and onlending	118,337	118,627	99,788	99,810
Subordinated debts	54,687	54,623	46,677	45,637
Allowance for financial guarantees provided and loan commitments	3,961	3,961	3,361	3,361

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

- **Central Bank of Brazil deposits, Money market and Deposits received under securities repurchase agreements -** The carrying amounts for these instruments are close to their fair values.

- **Interbank deposits, Deposits, Funds from acceptances and issuance of securities, Borrowings and onlending and Subordinate debts -** They are calculated by discounting estimated cash flows at market interest rates.

- **Held to maturity securities -** Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

- **Loan, lease and other credit operations -** Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

Note 18 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING CONSOLIDATED's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.

	01/01 to 09/30/2024	01/01 to 09/30/2023
Net income attributable to owners of the parent company	**29,672**	**24,196**
Minimum non-cumulative dividends on preferred shares	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:	**29,457**	**23,981**
Common	14,919	12,136
Preferred	14,538	11,845
Total net income available to equity owners:		
Common	15,028	12,245
Preferred	14,644	11,951
Weighted average number of outstanding shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,831,757,567	4,839,375,710
Basic earnings per share – R$		
Common	3.03	2.47
Preferred	3.03	2.47

b) Diluted earnings per share

Calculated similarly to the basic earnings per share, however, it includes the conversion of all preferred shares potentially dilutable in the denominator.

	01/01 to 09/30/2024	01/01 to 09/30/2023
Net income available to preferred equity owners	**14,644**	**11,951**
Dividends on preferred shares after dilution effects	111	74
Net income available to preferred equity owners considering preferred shares after the dilution effect	**14,755**	**12,025**
Net income available to ordinary equity owners	**15,028**	**12,245**
Dividend on preferred shares after dilution effects	(111)	(74)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	**14,917**	**12,171**
Adjusted weighted average of shares		
Common	4,958,290,359	4,958,290,359
Preferred	4,904,841,252	4,899,192,716
Preferred	4,831,757,567	4,839,375,710
Incremental as per share-based payment plans	73,083,685	59,817,006
Diluted earnings per share – R$		
Common	3.01	2.45
Preferred	3.01	2.45

There was no potentially antidilutive effect of the shares in share-based payment plans, in both periods.

Note 19 - Post-employment benefits

The accounting policy on post-employment benefits is presented in Note 2b XIX.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new adhesions. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plans:

- Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

- Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:

Type	Assumption	09/30/2024	09/30/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	9.56% p.a.	10.34% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.

1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** - the actuarial liability of the plan is calculated by adopting a discount rate, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increases in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used do not reflect actual conditions of the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans apply a discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations).

Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:

Types	Fair value		% Allocation	
	09/30/2024	12/31/2023	09/30/2024	12/31/2023
Fixed income securities	**23,883**	**22,363**	**97.0%**	**94.2%**
Quoted in an active market	23,239	21,705	94.4%	91.4%
Non quoted in an active market	644	658	2.6%	2.8%
Variable income securities	**15**	**640**	**-**	**2.7%**
Quoted in an active market	4	630	-	2.7%
Non quoted in an active market	11	10	-	-
Structured investments	**127**	**128**	**0.5%**	**0.5%**
Non quoted in an active market	127	128	0.5%	0.5%
Real estate	**550**	**544**	**2.2%**	**2.3%**
Loans to participants	**81**	**79**	**0.3%**	**0.3%**
Total	**24,656**	**23,754**	**100.0%**	**100.0%**

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 472 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED does not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risk mitigation strategies are used.

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		09/30/2024								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amounts recognized in income (1+2+3+4)		**1,664**	**(1,512)**	**(294)**	**(142)**	**7**	**(5)**	**2**	**(50)**	**(190)**
1 - Cost of current service		-	(21)	-	(21)	-	-	-	-	(21)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		1,664	(1,491)	(294)	(121)	29	(5)	24	(50)	(147)
4 - Other revenues and expenses [1]		-	-	-	-	(22)	-	(22)	-	(22)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**17**	**(26)**	**(41)**	**(50)**	-	-	-	-	**(50)**
5 - Effects on asset ceiling		-	-	(41)	(41)	-	-	-	-	(41)
6 - Remeasurements		-	(1)	-	(1)	-	-	-	-	(1)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	-	-	-	-	-	-	-	-
Experience of the plan [2]		-	(1)	-	(1)	-	-	-	-	(1)
7 - Exchange variation		17	(25)	-	(8)	-	-	-	-	(8)
Other (8+9+10)		**(779)**	**1,314**	-	**535**	-	-	-	**159**	**694**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,314)	1,314	-	-	-	-	-	159	159
10 - Contributions and investments from sponsor		535	-	-	535	-	-	-	-	535
Amounts at end of the period		**24,656**	**(21,814)**	**(4,465)**	**(1,623)**	**400**	**(85)**	**315**	**(667)**	**(1,975)**
Amount recognized in Assets	10a				31			315	-	346
Amount recognized in Liabilities	10d				(1,654)			-	(667)	(2,321)

		12/31/2023								
		BD and CV plans				CD plans			Other post-employment benefits	Total
	Note	Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		**21,933**	**(19,637)**	**(3,734)**	**(1,438)**	**420**	**(42)**	**378**	**(849)**	**(1,909)**
Amounts recognized in income (1+2+3+4)		**2,193**	**(1,969)**	**(388)**	**(164)**	**(39)**	**(4)**	**(43)**	**(79)**	**(286)**
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses [1]		-	-	-	-	(79)	-	(79)	-	(79)
Amounts recognized in stockholders´ equity - other comprehensive income (5+6+7)		**1,136**	**(1,685)**	**(8)**	**(557)**	**12**	**(34)**	**(22)**	**(37)**	**(616)**
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan [2]		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		**(1,508)**	**1,701**	-	**193**	-	-	-	**189**	**382**
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at end of the period		**23,754**	**(21,590)**	**(4,130)**	**(1,966)**	**393**	**(80)**	**313**	**(776)**	**(2,429)**
Amount recognized in Assets	10a				30			313	-	343
Amount recognized in Liabilities	10d				(1,996)			-	(776)	(2,772)

1) It basically corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.

2) Correspond to the income obtained above/below the expected return and comprise the contributions made by participants.

Net interest corresponds to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Asset ceiling), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a.(On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 48, in Other comprehensive income is R$ 12 and in income/(expense) is R$ (1).

f) Defined benefit contributions

	Estimated contributions	Contributions made	
	2024	01/01 to 09/30/2024	01/01 to 09/30/2023
Retirement plan - FIU	38	61	48
Retirement plan - FUNBEP	104	449	90
Total [1]	**142**	**510**	**138**

1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration [1]	2024	2025	2026	2027	2028	2029 to 2033
Pension plan - FIU	9.42	1,185	1,131	1,173	1,210	1,243	6,649
Pension plan - FUNBEP	8.73	685	704	721	738	754	3,963
Other post-employment benefits	7.34	197	82	88	70	44	245
Total		2,067	1,917	1,982	2,018	2,041	10,857

1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits		
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) [1]
Discount rate						
Increase by 0.5 p.p.	(870)	-	319	(25)	-	25
Decrease by 0.5 p.p.	941	-	(347)	28	-	(28)
Mortality table						
Increase by 5%	(262)	-	98	(12)	-	12
Decrease by 5%	274	-	(103)	12	-	(12)
Medical inflation						
Increase by 1 p.p.	-	-	-	61	-	(61)
Decrease by 1 p.p.	-	-	-	(52)	-	52

1) Net of effects of asset ceiling.

Note 20 - Information on foreign subsidiaries

ITAÚ UNIBANCO HOLDING CONSOLIDATED has subsidiaries abroad, subdivided into:

Foreign branches: Itaú Unibanco S.A., Miami Branch; Itaú Unibanco S.A., Nassau Branch; Itaú Unibanco Holding S.A., Grand Cayman Branch and Itaú Chile New York Branch.

Latin America consolidated: basically compose of subsidiaries Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Banco Itaú Chile and Itaú Colombia S.A.

Other foreign companies: basically compose of subsidiaries Itaú Bank Ltd., ITB Holding Ltd. and Itaú BBA International Plc.

Further information on results of foreign units are available in the Management's Discussion and Analysis Report.

	Net income / (Loss)	
	01/01 to 09/30/2024	01/01 to 09/30/2023
Foreign branches	5,990	2,738
Latin America consolidated [1]	3,140	3,126
Other foreign companies	2,139	(153)
Foreign consolidated	11,409	5,233

1) Banco Itaú Argentina S.A. and its subsidiaries make up the results presented until 07/31/2023 (Note 3).

Note 21 - Risk, Capital Management and Fixed Assets Limits

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING CONSOLIDATED. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED invests in robust risk management processes and capital management, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING CONSOLIDATED's management by monitoring and analyzing risk and capital.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING CONSOLIDATED's employees in their daily routines are as follows:

- **Sustainability and customer satisfaction:** the vision of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is concerned about doing business that is good for customers and for the institution.

- **Risk culture:** the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management, which encourage the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business. The risk culture is described in the item "Risk Culture".

- **Risk Pricing:** ITAÚ UNIBANCO HOLDING CONSOLIDATED operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

- **Diversification:** the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business.

- **Operational excellence:** ITAÚ UNIBANCO HOLDING CONSOLIDATED intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services.

- **Ethics and respect for regulations:** at ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution's reputation.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, that perform delegated duties in the risk and capital management, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING CONSOLIDATED, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution's risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING CONSOLIDATED's risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market's best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured according to the concept of three lines of defense, namely:

- 1st line of defense: business areas and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks.

- 2nd line of defense: risk area, an independent unit that provides central control, ensuring that risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed and are supported by risk management principles (risk appetite, policies, established procedures and dissemination of the risk culture in the business). This centralized control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED's exposure, to ensure correct and timely corporate decisions.

- 3rd line of defense: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution's activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses robust automated systems for full compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators' minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution's risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

b) Risk Management

Risk Appetite

Risk Appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution's business strategy. The risk appetite of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on the Board of Director's statement:

"We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital."

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

- Capitalization: establishes that ITAÚ UNIBANCO HOLDING CONSOLIDATED should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the ITAÚ UNIBANCO HOLDING CONSOLIDATED's capital ratios, in usual or stress situations, and the institution's debt issue ratings.

- Liquidity: establishes that the ITAÚ UNIBANCO HOLDING CONSOLIDATED's liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

- Composition of results: establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING CONSOLIDATED will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank's portfolios, aiming at low volatility of results and business sustainability.

- Operational risk: focuses on controlling operational risk events that may adversely impact the bank's business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

- Reputation: deals with risks that may impact brand value and the institution's reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution's conduct.

- Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, which will guide the use of preventive measures to ensure that exposures are in line with the ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING CONSOLIDATED is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

In compliance with CMN Resolution 4,557, of February 23, 2017, the document "Public Access Report - Credit Risk Management and Control Policy", which includes the guidelines established by our credit risk control policy, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, under Corporate governance, Policies, Reports.

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

- Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

- Losses in stress scenarios (Stress Test): a simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

- Stop loss: metric used to revise positions, should losses accumulated in a fixed period reach a certain level.

- Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at fair value (MtM – Mark to Market).

- Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

- ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

- ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

- Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at fair value, allocated at the maturity dates.

- Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis-point change is applied to current interest rates or on the index rates.

- Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The structure of limits and alerts obeys the Board of Directors' guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders' equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING CONSOLIDATED's appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

At 09/30/2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED presented a Total VaR of R$ 884 (R$ 1,094 at 12/31/2023), a reduction over the previous year due to lower exposure in interest rates.

The document “Public Access Report – Market and IRRBB Risk Management and Control Policy", which includes which includes our internal policy guidelines for market risk control, is not an integral part of the financial statements, but can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by independent validation, internal control and audit areas.

The document "Public Access Report - Liquidity Risk Management and Control Policy", which includes our internal policy guidelines for liquidity risk control, is not an integral part of the financial statements, but can be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

IV - Operating risk

Defined as the possibility of losses from failures, defects or shortcomings in internal processes, people or systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk of inadequacies or defects in agreements signed by the institution, as well as sanctions for failing to comply with legal provisions and compensation to third parties for losses arising from the institution’s activities.

The managers of the executive areas use corporate methods constructed and made available by the Operational Risk and Corporate Compliance areas.

As part of governance of the risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution 4,557, of February, 23, 2017, the document entitled “Public Access Report – Integrated Operational Risk Management and Internal Controls”, a summarized version of the institutional operating risk management policy, may be viewed on the website www.itau.com.br/relacoes-com-investidores/en, in the section Itaú Unibanco, Corporate governance, Policies, Reports.

V - Insurance, private pension and premium bonds risks

In addition to the risks inherent in financial instruments related to the Insurance, Private Pension and Premium Bonds portfolios, the operations carried out at ITAÚ UNIBANCO HOLDING CONSOLIDATED give rise to exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing or provision of products, which can materialize in different ways, contrary to the expectations of the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims occurred, contrary to pricing estimates.

(ii) Private Pension: is observed in the increase in life expectancy or in deviation from the assumptions used in the technical reserves.

(iii) Premium Bonds: payment of premiums for securities drawn in series not paid in and/or administrative expenses higher than expected may materialize this risk.

The measurement of underwriting risk exposure is based on the analysis of actuarial assumptions used in the recognition of liabilities and pricing of products through: i) monitoring of the evolution of equity necessary to mitigate insolvency or liquidity risk; ii) monitoring of portfolios, products and coverages, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored according to the levels of risk appetite approved by Management and is controlled through indicators that allow the creation of stress scenarios and simulations of portfolio stress.

VI - Emerging risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING CONSOLIDATED's governance, allowing these risks to be incorporated into risk management processes too.

VII - Social, environmental and climate risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING CONSOLIDATED, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution's operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING CONSOLIDATED.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate's activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING CONSOLIDATED has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution's operation (stockholders' equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING CONSOLIDATED, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING CONSOLIDATED is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

ITAÚ UNIBANCO HOLDING CONSOLIDATED measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital management governance

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN's regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING CONSOLIDATED. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING CONSOLIDATED has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution's equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING CONSOLIDATED is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	09/30/2024	12/31/2023
Available capital (amounts)		
Common Equity Tier 1 (CET 1)	178,324	166,389
Tier 1	199,088	185,141
Total capital (PR)	227,250	206,862
Risk-weighted assets (amounts)		
Total risk-weighted assets (RWA)	1,304,627	1,215,019
Risk-based capital ratios as a percentage of RWA		
Common Equity Tier 1 ratio (%)	13.7%	13.7%
Tier 1 ratio (%) (1)	15.3%	15.2%
Total capital ratio (%) (2)	17.4%	17.0%
Additional CET1 buffer requirements as a percentage of RWA		
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

1) The Tier I follows the instructions of the Central Bank of Brazil and is not limited to the 1.5% rate of CMN Resolution No. 4,958. If it were limited, the Tier I would be 15.2%.
2) The Total capital ratio follows the instructions of the Central Bank of Brazil and is not limited to the 3.5% rate (Addicional Tier 1 + Tier 2) of CMN Resolution No. 4,958. If it were limited, the Total capital ratio would be 17.2%.

At 09/30/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 19,820 (R$ 18,028 at 12/31/2023) and the amount of subordinated debt that makes up Tier II capital is R$ 27,443 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 17.4% at 09/30/2024, an increase of 0.4 p.p. compared to 12/31/2023, due to the result for the period.

Additionally, ITAÚ UNIBANCO HOLDING CONSOLIDATED has a surplus over the required minimum Total Capital of R$ 122,879 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 46,417 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total Capital with adjusted permanent assets ITAÚ UNIBANCO HOLDING CONSOLIDATED falls within the maximum limit of 50% of adjusted Total Capital, established by BACEN. At 09/30/2024, fixed assets ratio reached 18.5% (21.5% at 12/31/2023), showing a surplus of R$ 71,484 (R$ 58,879 at 12/31/2023).

Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED and indicators of the Global Systemic Importance Index, which are not included in the financial statements, can be viewed at www.itau.com.br/relacoes-com-investidores/en, in the section Results and reports, Regulatory reports, Pillar 3 and Global Systemically Important Banks.

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

- RWA_{CPAD} = portion related to exposures to credit risk, calculated using standardized approach.

- RWA_{CIRB} = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.

- RWA_{MPAD} = portion related to the market risk capital requirement, calculated using standardized approach.

- RWA_{MINT} = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

- RWA_{OPAD} = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA	
	09/30/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	**1,049,228**	**976,915**
Of which: standardised approach for credit risk	983,942	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	65,286	52,397
Counterparty credit risk (CCR)	**32,037**	**30,804**
Of which: standardized approach for counterparty credit risk (SA-CCR)	23,207	22,259
Of which: other CCR	8,830	8,545
Equity investments in funds - look-through approach	**5,151**	**5,871**
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	**898**	**1,543**
Securitisation exposures in banking book	**8,007**	**4,141**
Market Risk	**43,482**	**43,179**
Of which: standardized approach (RWA_{MPAD})	53,442	52,299
Of which: internal models approach (RWA_{MINT})	23,354	18,871
Operational Risk	**112,827**	**103,094**
Payment Services risk (RWA_{SP})	**NA**	**NA**
Amounts below the thresholds for deduction	**52,997**	**49,472**
Total	1,304,627	1,215,019

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING CONSOLIDATED and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution's risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

Note 22 - Supplementary Information

a) Insurance policy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, despite the reduced risk exposure due to the low physical concentration of its assets, has a policy of insuring valuables and assets at amounts considered sufficient to cover possible losses.

b) Foreign currency

The balances in Reais linked to the foreign currencies were as follows:

	09/30/2024	12/31/2023
Permanent foreign investments	99,060	79,366
Net balance of other assets and liabilities indexed to foreign currency, including derivatives	(69,002)	(59,921)
Net foreign exchange position	**30,058**	**19,445**

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c) Agreements for offsetting and settlement of liabilities within the scope of the National Financial System

Offset agreements are in force in relation to derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution No. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits with the same counterparty, and where the maturity dates of receivables and payables can be brought forward to the date of an event of default by one of the parties or in the event of bankruptcy of the debtor.

d) Regulatory non-recurring result

Presentation of regulatory non-recurring result of ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED, net of tax effects, in accordance with the criteria established by BCB Resolution No. 2/2020:

	01/01 to 09/30/2024	01/01 to 09/30/2023
Regulatory non-recurring results	**(230)**	**(1,515)**
Sale of Banco Itaú Argentina S.A. (BIA)	-	(1,212)
Result on the partial sale of XP Inc. shares	(261)	(129)
Other	31	(174)

e) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING CONSOLIDATED monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which affected its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING CONSOLIDATED follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus ITAÚ UNIBANCO HOLDING CONSOLIDATED identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING CONSOLIDATED adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING CONSOLIDATED to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. No significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Expenses with donations in the total of R$ 13, with the purpose of assisting in emergency actions in the region.

f) Subsequent event

Issuance of Subordinated Perpetual Financial Bills

On October 30, 2024, ITAÚ UNIBANCO HOLDING CONSOLIDATED issued R$ 2.8 billion in Subordinated Perpetual Financial Bills, in negotiations with professional investors. Financial Bills have a repurchase option as from 2029, subject to prior authorization by the Central Bank of Brazil and they are eligible to make up the Supplementary Capital of the ITAÚ UNIBANCO HOLDING CONSOLIDATED's Reference Equity with an estimated impact of 0.2 p.p. on its Tier I capitalization index.

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Parent company and consolidated financial statements at September 30, 2024 and report on review

pwc

(A free translation of the original in Portuguese)

Report on review of parent company and consolidated interim financial statements

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying balance sheet of Itaú Unibanco Holding S.A. ("Bank") as at September 30, 2024 and the related statements of income and comprehensive income, statements of changes in equity and cash flows for the nine-month period then ended, as well as the accompanying consolidated balance sheet of the Itaú Unibanco Holding S.A. and its subsidiaries ("Consolidated") as at September 30, 2024 and the related consolidated statements of income and comprehensive income, the consolidated statements of changes in equity and cash flows for the nine-month period then ended, and notes, comprising material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these parent company and consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank. Our responsibility is to express a conclusion on these financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of the Itaú Unibanco Holding S.A. and of the Itaú

Unibanco Holding S.A. and its subsidiaries as at September 30, 2024, and the parent company financial performance for the nine-month period then ended and its cash flows for the nine-month period then ended, as well as the consolidated financial performance for the nine-month period then ended and the consolidated cash flows for the nine-month period then ended, in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank.

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º
São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Other matters

Statements of value added

The financial statements referred to above include the parent company and consolidated statements of value added for the nine-month period ended September 30, 2024. These statements are the responsibility of the Bank's management and are presented as supplementary information for purposes of the Brazilian Central Bank. These statements have been subjected to review procedures performed together with the review of the financial statements for the purpose concluding whether they are reconciled with the financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that they are consistent with the parent company and consolidated financial statements taken as a whole.

São Paulo, November 4, 2024

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23 Listed Company NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

Having completed the examination of the Financial Statements for the period from January to September 2024 and considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. are of the opinion that these documents properly reflect the financial position and the activities performed by the company in the period, and that they meet conditions to be submitted to the appreciation and approval of the Shareholders.

São Paulo (SP), November 04, 2024.

GILBERTO FRUSSA
Chairman

IGOR BARENBOIM
Board Member

EDUARDO HIROYUKI MIYAKI
Board Member

Praça Alfredo Egydio de Souza Aranha nº 100,
Parque Jabaquara, Zip Code 04344-902,
São Paulo/SP - Brazil

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 **A Publicly Listed Company** **NIRE 35300010230**

Financial Statements in BRGAAP as of September 30, 2024.

The Officers responsible for the preparation of the consolidated and individual financial statements, in compliance with the provisions of article 27 paragraph 1 of CVM Instruction No. 80/2022 and article 45, paragraph 3, item V of BCB Resolution No. 2/2020, represent that: a) they are responsible for the information included in this file; b) they have reviewed, discussed and agree with the opinions expressed in the report of independent auditors about these financial statements; and c) they have reviewed, discussed and agree with the Company's financial statements.

The statements referred to were disclosed on November 04, 2024, on the website of the Brazilian Securities Commission (CVM) and Investor Relations of this institution (www.itau.com.br/investor relations).

This file includes:

. Management Report;

. Balance Sheet;

. Statement of Income;

. Statement of Comprehensive Income;

. Statement of Changes in Stockholders' Equity;

. Statement of Cash Flows;

. Statement of Value Added;

. Notes to the Financial Statements;

. Report of Independent Auditors;

. Opinion of the Fiscal Council.

Milton Maluhy Filho
Chief Executive Officer

André Balestrin Cestare
Officer

Maria Helena dos Santos Fernandes de Santana
Chairperson of the Audit Committee

Arnaldo Alves dos Santos
Accountant